      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 26, 1998
                                                 REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                            ------------------------

                             CONVERGYS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               OHIO                               7389                            31-1598292
                                                                       (I.R.S. EMPLOYER IDENTIFICATION
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL                   NO.)
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)

         201 EAST FOURTH STREET, CINCINNATI, OHIO 45202, (513) 397-5364 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             WILLIAM D. BASKETT III
                          SECRETARY & GENERAL COUNSEL
                             201 EAST FOURTH STREET
                     CINCINNATI, OHIO 45202, (513) 397-6870
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                NEIL GANULIN, ESQ.                                   MARK KESSEL, ESQ.
                FROST & JACOBS LLP                               JAMES S. SCOTT, SR., ESQ.
               201 EAST FIFTH STREET                                SHEARMAN & STERLING
              CINCINNATI, OHIO 45202                               599 LEXINGTON AVENUE
                                                                 NEW YORK, NEW YORK 10022

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

========================================================================================================================
           TITLE OF EACH CLASS OF                 PROPOSED MAXIMUM AGGREGATE                     AMOUNT OF
       SECURITIES TO BE REGISTERED(1)                  OFFERING PRICE(2)                     REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Common Shares, without par value............
------------------------------------------------------------------------------------------------------------------------
Total.......................................             $425,000,000                            $125,375
========================================================================================================================

(1) Includes shares to be sold pursuant to the over-allotment option granted to the U.S. Underwriters.
(2) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933.
                            ------------------------

    THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED                   , 1998

                                                SHARES

                             CONVERGYS CORPORATION
                                 COMMON SHARES
                            ------------------------

  All of the common shares, without par value (the "Common Shares"), are being offered by the Company, which is currently a wholly owned subsidiary of
  Cincinnati Bell Inc. ("CBI"). Of the           Common Shares offered hereby,
            Common Shares are being offered initially in the United States and
 Canada by the U. S. Underwriters and           Common Shares are being offered
      initially outside the United States and Canada by the International Underwriters. See "Underwriters." Prior to the Offering, there has been no public market for the Common Shares. It is currently estimated that the initial
 public offering price will be between $          and $          per share. See
  "Underwriters" for a discussion of the factors considered in determining the initial public offering price.
      After the Offering, CBI will own approximately      % (     % if the
Underwriters exercise their over-allotment option in full) of the Common Shares. CBI has announced its intention, subject to satisfaction of certain conditions, to divest its ownership interest within six months following the Offering by means of a tax-free distribution to its Shareholders. See "Relationship Between the Company and CBI."
                            ------------------------
    Application will be made to list the Common Shares on the New York Stock
                        Exchange under the symbol "CVG."
                            ------------------------

             SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                           PRICE $            A SHARE
                            ------------------------

                                                                         UNDERWRITING
                                                PRICE TO                DISCOUNTS AND                  PROCEEDS
                                                 PUBLIC                 COMMISSIONS(1)               TO COMPANY(2)
                                                --------                --------------               -------------
Per Share..............................            $                         $                             $
Total(3)...............................       $                           $                            $

------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
    (2) Before deducting expenses payable by the Company estimated at $        .
    (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional Common Shares at the price to public less
        underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and
        commissions and proceeds to the Company will be $        , $        ,
        and $        , respectively. See "Underwriters."
                            ------------------------

     The Common Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that delivery of the Common Shares will be made on or about
              , 1998 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER                                  SALOMON SMITH BARNEY

MERRILL LYNCH & CO.
                            BANCAMERICA ROBERTSON STEPHENS
                                               BEAR, STEARNS & CO. INC.

              , 1998

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     For investors outside the United States, no action has been or will be taken in any jurisdiction by the Company or any Underwriter that would permit a public offering of the Common Shares or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about, and to observe any restrictions as to, the offering of the Common Shares and the distribution of this Prospectus.
                            ------------------------

     Until             , 1998 (25 days after commencement of the Offering), all
dealers effecting transactions in the Common Shares, whether or not participating in this distribution, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
                            ------------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Forward-Looking Statements...............     2
Prospectus Summary.......................     3
Risk Factors.............................     8
Use of Proceeds..........................    14
Dividend Policy..........................    14
Capitalization...........................    15
Dilution.................................    16
Selected Financial Data..................    17
Unaudited Pro Forma Condensed
  Consolidated Statements of Income......    19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................    21
Business.................................    36
Management...............................    46

                                           PAGE
                                           ----
Background of the Separation and
  Distribution...........................    57
Relationship Between the Company and
  CBI....................................    59
Description of Capital Stock.............    63
Shares Eligible For Future Sale..........    65
Certain United States Tax Consequences to
  Non-United States Holders of Common
  Shares.................................    66
Underwriters.............................    68
Legal Matters............................    71
Experts..................................    71
Additional Information...................    71
Company and Transtech Index to
  Consolidated Financial Statements......   F-1

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON SHARES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, COMMON SHARES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."
                            ------------------------

     Market data and certain industry forecasts used throughout this Prospectus were obtained from market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, industry forecasts and market research, while believed to be reliable, have not been independently verified, and neither the Company nor the Underwriters make any representation as to the accuracy of such information.

     This Prospectus contains trademarks, service marks or registered marks of the Company, its subsidiaries, and other companies, as indicated.
                            ------------------------

                           FORWARD-LOOKING STATEMENTS

     Certain information contained in this Prospectus includes "forward-looking statements." There are important factors that could cause actual results to differ materially from those anticipated by the forward-looking statements. Information on such important factors and other risks which could affect the Company's financial results and the market value of the Common Shares is included in this Prospectus and is summarized under the caption "Risk Factors."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information set forth elsewhere in this Prospectus. As used herein, references to the "Company" include the business of the Company and its operating subsidiaries as of the date hereof. Unless otherwise indicated, all data in this Prospectus are based on the assumption that the Underwriters do not exercise their over-allotment option. Effective February 28, 1998, the Company completed the acquisition of American Transtech, Inc. and the assets of AT&T's Canadian customer care business ("Transtech") from AT&T (the "Transtech Acquisition") for a purchase price of $625 million.

                                  THE COMPANY

     Convergys Corporation (the "Company") is a leading provider of outsourced billing and customer management solutions. By leveraging the strengths of its two operating subsidiaries, Cincinnati Bell Information Systems Inc. ("CBIS") and MATRIXX Marketing Inc. ("MATRIXX"), the Company can serve as a single provider capable of addressing a client's entire range of billing and customer management needs. CBIS provides customized billing solutions utilizing proprietary software, software development expertise and high volume processing capabilities delivered through its data centers. MATRIXX provides value-added customer management solutions that are designed to increase the effectiveness of customer management programs and enhance customer satisfaction, loyalty and retention. The Company focuses on developing long-term strategic relationships with clients in industries with complex billing needs or intensive customer service requirements, such as communications, technology, financial services and consumer products. By providing value-added billing and customer management solutions for its clients, generally pursuant to long-term relationships, the Company has developed a large base of recurring revenues. The Company's revenues increased from $569.9 million in 1994 to $1,389.9 million in 1997 (pro forma for the Transtech Acquisition) and its operating income before special items increased from $47.7 million in 1994 to $164.0 million in 1997 (pro forma for the Transtech Acquisition).

     CBIS is the leading outsourced provider of billing and information services for the wireless communications market in North America, including cellular and personal communications services ("PCS"). CBIS provides its billing solutions to wireless carriers which serve approximately 30% of U.S. cellular subscribers. In addition, CBIS has multi-year contracts with three of the largest PCS providers, Sprint Spectrum, PrimeCo Personal Communications and AT&T Wireless. Combined, these cellular and PCS clients serve customers in 49 of the top 50 U.S. metropolitan areas, often with more than one client serving the same metropolitan area. CBIS' proprietary software and data center capabilities allow it to provide scalable billing solutions to match the rapid subscriber growth of its clients. CBIS also provides professional and consulting services to tailor solutions to its clients' specific marketing and business needs and, on a limited basis, CBIS also licenses software to clients. CBIS has leveraged its billing expertise in the wireless communications market to grow its cable television industry billing market share to 18% during 1997, and the Company is further expanding its billing solutions in the broadband services market (such as cable telephony, satellite services and Internet services). In 1997 CBIS' five largest clients were AT&T, 360 degrees Communications, Ameritech, Cincinnati Bell Telephone ("CBT") and Comcast. CBIS has 2,800 employees and had 1997 revenues of $548.0 million and operating income of $104.7 million.

     MATRIXX is the largest provider of outsourced customer management solutions and serves leading companies in the communications, technology, financial services and consumer products industries. In 1997, approximately 70% of MATRIXX's revenues (pro forma for the Transtech Acquisition) were related to providing value-added customer service, technical support and sales account management primarily through personnel dedicated to a specific client ("dedicated services"). The remaining 30% of MATRIXX's 1997 revenues (pro forma for the Transtech Acquisition) were derived from traditional campaign-based inbound/outbound teleservices ("traditional teleservices"). Dedicated services, as compared to traditional teleservices, are typically more complex, require greater personnel training and generally have longer terms. In 1997 (pro forma for the Transtech Acquisition), MATRIXX's five largest clients were AT&T, DIRECTV(R), American Express, Gateway International and Lucent Technologies. In 1997 (pro forma for the Transtech

Acquisition), MATRIXX handled approximately 400 million customer calls from its 15,000 production workstations and generated revenues of $850.0 million and operating income before special items of $59.3 million.

     Customer management has become an increasingly important competitive tool in an environment characterized by heightened global competition, regulatory changes and new technologies. Companies are increasingly outsourcing customer management functions, including billing, in order to focus on their own core competencies, benefit from the economies of scale and expertise that outsourcing companies can provide and reduce investments in rapidly changing technologies. According to G2R, the worldwide market for billing services for the communications industry is expected to grow over 13% annually from an estimated $17 billion in 1997 to $28 billion in 2001. Separately, Strategic TeleMedia estimates that total teleservices expenditures in 1997 were $101 billion and are expected to grow approximately 10% annually to $135 billion in 2000. Outsourced teleservices revenues are expected to increase from 12% of total expenditures in 1997 (or $12 billion) to over 15% (or $21 billion) in 2000, resulting in a compound annual growth rate in excess of 19%.

     The Company also has a 45% limited partnership interest in Cincinnati SMSA Limited Partnership (the "Cellular Partnership"), which operates a cellular telecommunications business that provides service in central and southwestern Ohio and northern Kentucky. The population of the territory served by the Cellular Partnership is in excess of 5 million persons, and the Company's proportionate share of this cellular market represents approximately 2.3 million POPs.

COMPETITIVE STRENGTHS

     The Company believes that its strengths position it to compete effectively for outsourcing opportunities. These competitive strengths include its (i) focus on strategic relationships with targeted industry leaders, (ii) breadth of value-added services, (iii) size and scale and (iv) technological expertise. By focusing on building long-term strategic relationships with targeted industry leaders, the Company has developed industry expertise and an in-depth understanding of the customer management needs of companies serving those industries. To meet those needs, the Company has developed comprehensive billing and customer management solutions that include targeting, acquiring, serving, retaining and expanding the range of services provided to its clients' customers. The Company's size and scale permit it to leverage its knowledge base and cost structure to deliver cost-effective solutions and handle large outsourcing opportunities. The Company's technological expertise enables it to offer clients value-added solutions that are technologically advanced, scalable and flexible.

GROWTH STRATEGY

     The Company intends to leverage its competitive strengths and benefit from further combining the capabilities of CBIS and MATRIXX to take advantage of anticipated continued growth of outsourcing. The Company's growth strategy includes:

     - Expanding Existing Client Relationships -- When providing billing and customer management solutions, the Company typically develops a strategic relationship with its clients including a thorough understanding of its clients' businesses and industries. As a result, the Company is well positioned to identify additional outsourcing opportunities and client needs that can be addressed with products or services offered by the Company. In addition, the Company is positioned to grow with its clients if they expand in their own markets and internationally.

     - Leveraging Industry Experience to Develop New Relationships -- The Company focuses on developing additional relationships with new clients in its targeted industries, particularly with companies that have large in-house billing or call center operations or are pursuing additional opportunities as the voice, video and data communications markets converge.

     - Developing New Solutions to Provide Superior Value -- The Company's ongoing investment in technology is designed to increase the value of a client's billing and customer management processes. In addition to continuing to advance the solutions currently offered separately by CBIS and

       MATRIXX, the Company is developing next generation customer management solutions that combine the software and information services capabilities of CBIS with the customer contact expertise of MATRIXX. As an example, CBIS and MATRIXX jointly developed a subscriber retention solution (which is presently in trial) for wireless carriers which is designed to increase the retention of subscribers by identifying those who may be at risk of churning and initiating steps to contact, satisfy and retain them.

     - Entering Complementary Markets -- The Company will pursue opportunities in industries that have large customer bases and, as a result of deregulation or new and converging technologies, will require greater focus on billing and customer management. For example, the Company believes that deregulation, which led to substantially increased competition in the communications sector, is likely to have a similar effect on the utility industry and will create new opportunities for outsourced billing and customer management services.

     - Pursuing International Growth -- The Company currently provides billing and customer management solutions in selected international markets. The Company intends to leverage its leading U.S. market position and its relationships with large international companies to expand its client base outside the United States.

     - Pursuing Strategic Acquisitions and Alliances -- The Company's historical growth has been aided by numerous acquisitions and the Company believes that consolidation in the billing and customer management industry will continue. The Company will pursue acquisitions and alliances that expand its client base, add new capabilities or enable it to accelerate domestic and international expansion.

RECENT DEVELOPMENTS

     Effective February 28, 1998, the Company completed the acquisition of Transtech from AT&T for a purchase price of $625 million. The Transtech Acquisition nearly doubled the size of MATRIXX, making it the largest provider of outsourced customer management solutions. Transtech's customers were primarily in the communications industry with AT&T accounting for approximately 70% of Transtech's 1997 revenues. As part of the Transtech Acquisition, the Company entered into an eight-year contract with AT&T, a major user of outsourced teleservices, to provide customer services, technical support and sales management services for both consumer and business customers.

RELATIONSHIP WITH CBI

     The Company is an Ohio corporation and, prior to the Offering, a direct wholly owned subsidiary of CBI. Upon completion of the Offering, CBI will own
     % of the outstanding Common Shares (approximately      % if the U.S.
Underwriters' over-allotment option is exercised in full). As long as CBI beneficially owns a majority of the voting power, it will have the ability to elect all of the members of the Board of Directors of the Company and ultimately to control the management and affairs of the Company. See "Risk Factors -- Ongoing Relationship with CBI." It is CBI's intention to distribute to CBI shareholders its remaining Common Share ownership within six months following the Offering in a tax-free distribution (the "Distribution"). See "Risk
Factors -- Risk of Noncompletion of the Distribution." The Company and CBI have entered into or will enter into, on or prior to the consummation of the Offering (the "Closing Date"), certain agreements providing for the Offering and the separation of the companies and governing various interim and ongoing relationships between and among the companies, including the purchase of various services. See "Relationship between the Company and CBI."

     The Company's principal executive offices are located at 201 East Fourth Street, Cincinnati, Ohio 45202. The telephone number is (513) 397-5364.

                                  THE OFFERING

Common Shares offered:

  U.S. Offering...............                  shares

  International Offering......                  shares

  Total.......................                  shares

Common Shares to be
outstanding immediately after
  the Offering................                  shares(1)

Common Shares to be held by
CBI immediately after the
  Offering....................                  shares(1)(2)

Use of Proceeds...............   The net proceeds to the Company from the
                                 Offering are estimated to be approximately
                                 $     million ($     million if the U.S.
                                 Underwriters exercise their over-allotment option in full). Such proceeds will be used to repay CBI a portion of the Company's indebtedness which was incurred primarily to fund the Transtech Acquisition. See "Use of
                                 Proceeds."

Dividend Policy...............   The Company presently intends to retain
                                 earnings, if any, for use in the operation of its businesses, and therefore does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

NYSE Symbol...................   Application will be made to list the Common
                                 Shares on the New York Stock Exchange, Inc.
                                 (the "NYSE") under the symbol "CVG."
---------------
(1) Does not include up to        Common Shares which the U.S. Underwriters have
    the option to purchase solely to cover over-allotments. If the U.S.
    Underwriters exercise their over-allotment option in full,        Common
    Shares will be outstanding after the Offering.

(2) Does not include approximately      Common Shares that will be issuable for
    stock options and restricted share awards under the Company's 1998 Long Term Incentive Plan (the "1998 LTIP") with respect to outstanding CBI Share
    Awards (as defined herein), and           Common Shares that are expected to
    be reserved for options and restricted shares to be granted to Company
    employees and directors at the Closing Date and           Common Shares for
    Company employees and directors subsequent to the Distribution. See "Management -- Executive Compensation" and "Relationship Between the Company and CBI -- Employee Benefits Agreement."

                             SUMMARY FINANCIAL DATA

     The Summary Financial Data presented in this table are derived from the "Selected Financial Data", the historical financial statements and notes thereto and the "Unaudited Pro Forma Condensed Consolidated Statements of Income," included elsewhere in this Prospectus.

                                                                                           THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                               MARCH 31,
                          --------------------------------------------------------   -------------------------------
                                                                        PRO FORMA                         PRO FORMA
                                                                       AS ADJUSTED                       AS ADJUSTED
                           1993     1994     1995     1996     1997       1997        1997      1998        1998
                          ------   ------   ------   ------   ------   -----------   ------   --------   -----------
                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues..............  $464.7   $569.9   $644.7   $842.4   $987.5    $1,389.9     $243.4     $308.6      $371.0
  Costs and expenses
    excluding special
    items...............   466.5    522.2    566.4    718.2    838.4     1,225.9      206.2      267.3       332.3
  Operating income
    (loss) before
    special items.......    (1.8)    47.7     78.3    124.2    149.1       164.0       37.2       41.3        38.7
  Special items
    (credits) (1).......   123.3     (2.0)    47.1      5.0     35.0        35.0         --       42.6          --
  Operating income
    (loss)..............  (125.1)    49.7     31.2    119.2    114.1       129.0       37.2       (1.3)       38.7
  Income (loss) before
    income taxes (2)....  (133.6)    43.2     19.4    124.8    130.6       133.1       40.2       (3.7)       36.0
  Net income (loss)
    before special
    items...............    (7.0)    23.4     40.8     81.1    109.6       110.8       26.8       24.1        22.3
  Net income (loss).....  (109.2)    24.6     (3.5)    78.0     86.6        87.8       26.8       (2.3)       22.3
  Pro forma earnings
    (loss) per share:
    Basic...............
    Diluted.............
  Weighted average
    common shares
    outstanding
    including
    equivalents:
    Basic...............
    Diluted.............
OTHER DATA:
    EBITDA(3)...........  $ 53.6   $ 87.7   $124.2   $176.0   $210.1    $  256.4     $ 51.1   $   59.7    $   64.5

                                                               AS OF MARCH 31, 1998
                                                              -----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   ------------
BALANCE SHEET DATA (4):
  Total assets..............................................  $1,358.8     $1,358.8
  Total debt................................................     730.0        330.0
  Shareowner's equity.......................................     429.7        829.7

---------------
(1) The special item in the first quarter of 1998 was $42.6 million of in-process research and development costs, which was expensed in connection with the Transtech Acquisition. The special item in 1997 was a $35.0 million charge associated with a restructuring of MATRIXX's operations. Special items in 1996 of $5.0 million relate to in-process research and development costs, which were expensed in connection with acquisitions by CBIS and MATRIXX. Special items in 1995 consist of a $39.6 million goodwill impairment charge at MATRIXX related to its operations in France and $7.5 million of in-process research and development costs which were expensed in connection with acquisitions by CBIS. The special item in 1994 was a $2.0 million reversal of the 1993 CBIS restructuring reserve. The special items in 1993 all related to CBIS and include a $101.6 million charge to restructure CBIS' operations and dispose of certain business units, a $16.6 million charge to reduce the carrying value of certain capitalized software costs to net realizable value and $5.1 million in costs to withdraw from certain international contracts and services.

(2) Includes a $13.3 million charge resulting from the termination of a currency and interest rate swap agreement in 1995.

(3) EBITDA is defined as operating income before special items, plus depreciation and amortization expense. EBITDA is presented here as an alternative measure of the Company's ability to generate cash flow and should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles ("GAAP")) or to cash flows from operating activities (as set forth in the consolidated statement of cash flows contained herein). EBITDA is not calculated under GAAP and is not necessarily comparable to similarly titled measures of other companies.

(4) Pro forma balance sheet data at March 31, 1998 reflect the use of an estimated $400 million in net proceeds from the Offering to repay intercompany debt to CBI.

                                  RISK FACTORS

     Purchasers of Common Shares should carefully consider and evaluate all of the information set forth in this Prospectus, including the risk factors set forth below. The risk factors set forth below present important factors that could cause actual results to differ from results referred to in the forward looking statements contained herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Relationship Between the Company and CBI" for a description of other factors generally affecting the Company's business.

CLIENT CONCENTRATION

     CBIS and MATRIXX rely on several significant clients for a large percentage of their revenues. AT&T represented approximately 43% of the Company's 1997 pro forma revenues. The Company's relationship with AT&T includes a number of contracts with various AT&T operating units which have varying expiration dates, payment provisions, termination provisions and other terms and conditions. The Company's three largest clients, AT&T, DIRECTV(R) and 360 degreesCommunications, represented approximately 53% of the Company's 1997 pro forma revenues.

     MATRIXX experienced a decrease in traditional teleservices business from certain clients primarily in the third quarter of 1997, which led to a decrease in MATRIXX's operating margin from 12.7% and 11.4% in the first and second quarters to 6.0% in the third quarter of 1997. The Company believes that the teleservices industry was generally affected by reduced demand in the third quarter of 1997. Two of the Company's clients have recently agreed to be acquired. Alltel Corporation, a competitor of the Company in the billing services area, recently agreed to acquire 360 degrees Communications, a client of the Company that accounts for approximately 4% of the Company's 1997 pro forma revenues. SBC Communications, which has an ownership interest in Amdocs, a competitor of the Company in the billing services area, recently agreed to acquire Ameritech, a client of the Company that accounts for approximately 4% of the Company's 1997 pro forma revenues. If the Company is unable to retain its significant clients, there could be a material adverse effect on the Company's business, results of operations, financial condition and the value of the Common Shares.

     In addition, the Company's client concentration makes the Company vulnerable to a significant client's loss of business. Thus, if a client experiences a significant decrease in its business, that decrease could affect the Company's results and could have a material adverse effect on the Company's business, results of operations, financial condition and the value of the Common Shares.

DIFFICULTIES OF COMPLETING AND INTEGRATING ACQUISITIONS; INTERNATIONAL
OPERATIONS

     The Company's growth has been significantly enhanced through acquisitions of other businesses (including Transtech), products and licenses and/or start-up operations. Following the Offering, the Company intends to continue to pursue strategic acquisitions. If the Company is unable to make appropriate acquisitions on attractive terms (whether for cash, Company securities or both), it may be more difficult for the Company to achieve growth.

     Effective February 28, 1998, MATRIXX acquired Transtech. Transtech is being integrated with MATRIXX's existing operations. The integration of Transtech as well as any other acquired entity involves, among other things, integration of technical, sales, marketing, billing, accounting, quality control, management, personnel, payroll, and management information systems and operating hardware and software, some of which may be incompatible. Due to a number of factors, including accounting treatment, cost of borrowed funds to finance acquisitions and integration issues, acquired businesses may be unprofitable for at least some period of time after the acquisition. For example, during the first quarter of 1998, after the Transtech Acquisition, Transtech generated revenues of $31.7 million, costs and expenses before special items of $31.8 million and a special item of $42.6 million. If the Company does not successfully integrate Transtech (or any entity acquired by the Company in the future) into its business, there could be a material adverse effect on the Company's business, results of operations, financial condition and the value of the Common Shares. Furthermore, employees and clients of acquired businesses generally experience turnover at higher rates during and after an acquisition.

     The Company operates businesses in several countries outside the United States, including France and the United Kingdom, and intends to expand through acquisitions and start-up operations into additional countries and regions. In addition to the integration issues discussed above, there are certain risks inherent in conducting business internationally, including exposure to currency fluctuations, longer payment cycles, greater difficulties in accounts receivable collection, difficulties in complying with a variety of foreign laws, unexpected changes in regulatory requirements, difficulties in staffing and managing foreign operations, political instability and potentially adverse tax consequences. Furthermore, there can be no assurance that teleservices will be successful in each jurisdiction outside of the United States. For example, MATRIXX acquired a teleservices business in France in 1990 that has not performed as well as expected. MATRIXX has recognized special charges totalling $42.8 million (during 1995 and 1997) which represented a writedown of goodwill related to this acquisition, due to underperformance. In addition, employment laws in non-U.S. jurisdictions may make it more difficult for the Company to reduce labor costs (which represent the most significant teleservices costs) if there is a downturn in its business. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's international operations and, consequently, on the Company's business, results of operations, financial condition and the value of the Common Shares.

FACTORS AFFECTING OPERATING RESULTS; RECENT DECLINES AND POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

     The Company's future quarterly operating results may vary and reduced levels of earnings or losses could be experienced in one or more quarters. Fluctuations in the Company's quarterly operating results could result from a variety of factors, including the timing of new product and service announcements by the Company or its competitors, changes in pricing policies by the Company or its competitors, market acceptance of new and enhanced versions of the billing and customer management solutions of the Company or its competitors, the size and timing of significant contracts, decisions by key clients to curtail outsourcing activities, changes in the Company's strategy, the introduction of alternative technologies, the effect of acquisitions and the integration thereof and industry and general economic factors. In addition, the businesses of the Company's clients are seasonal and vary by quarter. The Company has limited or no control over many of these factors.

     The Company's expense levels are based, in part, on its expectations as to future revenues. If the Company loses one or more significant clients, or if the revenues from any such client or clients decline, the Company's operating results are likely to be adversely affected unless and until the Company is able to reduce its expenses proportionally or successfully negotiates contracts with new clients to generate additional revenues at a comparable level. For example, MATRIXX experienced declining revenues during the third quarter of 1997, which led to decreases in its operating income and operating margin. Consequently, management adopted a restructuring plan in the fourth quarter of 1997. Furthermore, the Company's second quarter 1998 results are expected to be adversely impacted by (i) lower than expected revenues from AT&T under the contract associated with the Transtech Acquisition and (ii) revenues slightly below first quarter levels at certain of the Company's business units due to seasonal and client-specific factors. As part of its plan to achieve its target profit margins, MATRIXX is continuing to implement its restructuring program adopted in the fourth quarter of 1997, which was designed to increase productivity and improve service to clients. Separately, MATRIXX is redistributing work and initiating salaried workforce reductions at Transtech to achieve the anticipated scale benefits from integrating those operations into MATRIXX. Additionally, CBIS and MATRIXX are evaluating opportunities to improve efficiency and reduce costs by integrating certain operations, which could potentially result in a charge later in 1998.

     In addition, the Company has taken substantial charges for special items, including $42.6 million in the first quarter of 1998, $35.0 million in 1997, $5.0 million in 1996, $47.1 million in 1995 and $123.3 million in 1993. As a result, the Company's operating performance has fluctuated from period to period. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

YEAR 2000 COMPLIANCE

     The Company's business depends on its information systems software and equipment and that of its vendors and its clients. As a participant in the information services business, the Company is significantly exposed to Year 2000 risks. Although the Company has devoted significant time and resources to resolve Year 2000 technology issues, there can be no assurance that the Company will be successful in its compliance efforts or that its vendors and clients will be successful in their efforts. Even if the Company is successful in such compliance efforts, there can be no assurance that its vendors and clients will be able to successfully integrate the Company's Year 2000 solutions with their computer systems. To the extent that the Company or its major vendors and clients experience Year 2000 software or hardware difficulties, such difficulties could have a material adverse effect on the Company's business, results of operations, financial condition and value of the Common Shares. During 1998, the Company expects that its Year 2000 costs will range between $25 million and $35 million; such costs are expected to be lower in 1999. No assurance can be made that the Year 2000 costs incurred by the Company during such periods will not be higher than these estimates.

RISK OF NONCOMPLETION OF THE DISTRIBUTION

     CBI has announced that it intends to distribute to its shareholders within six months following the Offering all of the Common Shares owned by CBI following the Offering, subject to the following conditions, among others: (i) a private letter ruling from the Internal Revenue Service (the "IRS") shall be in effect, providing, among other things, that the Distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), and the transfer to the Company of all of the outstanding shares of CBIS and MATRIXX in connection with the organization of the Company, the Offering and the Distribution (collectively, the "Separation") will not result in any federal income tax for CBI, the Company or their shareholders, and such ruling shall be in form and substance satisfactory to CBI, in its sole discretion; (ii) any material consents necessary to consummate the Distribution shall have been obtained and shall be in full force and effect; (iii) no order, injunction, or decree or other legal restraint or prohibition preventing the consummation of the Distribution shall be in effect; and (iv) no other events or developments shall have occurred that, in the judgment of the CBI Board of Directors, would result in the Distribution having a material adverse effect on CBI or on the shareholders of CBI. See "Background of the Separation and Distribution -- Conditions to the Distribution" and "Relationship Between the Company and CBI -- Plan of Reorganization and Distribution Agreement." No assurance can be given that such conditions will be satisfied or waived or that the Distribution will occur. Several of the Company's clients compete with CBI, and, if the Distribution is not consummated, the Company's relationships with these clients could be materially adversely effected. Although CBI expects to effect the Distribution, the failure of the Distribution to occur in the time frame contemplated or at all could have a material adverse effect on the value of the Common Shares. See "Background of the Separation and Distribution."

ONGOING RELATIONSHIP WITH CBI

     The Company currently has, and after the Offering and the Distribution will continue to have, a variety of contractual relationships with CBI and its affiliates, including those under which CBT will remain one of the Company's largest clients. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Background" and "Relationship Between the Company and CBI."

     It is anticipated that prior to the Distribution all seven members of the Board of Directors of the Company will be directors of CBI and five of the executive officers of the Company will be executive officers of CBI. Directors and executive officers of the Company, who also are directors and executive officers of CBI, may have conflicts of interest with respect to matters potentially or actually involving or affecting the Company and CBI, such as acquisitions, financings and other corporate opportunities that may be suitable for the Company and CBI. To the extent that such opportunities arise, such directors and officers may consult with their legal advisors and make a determination after consideration of a number of factors, including whether such opportunity is presented to any such person in his or her capacity with the Company, whether such opportunity is within the Company's or CBI's line of business or consistent with its strategic objectives and whether the Company or CBI will be able to undertake or benefit from such opportunity. Notwithstanding the foregoing, there can be no assurance that conflicts will be resolved in favor of the Company.

DEPENDENCE ON PERSONNEL; LABOR COSTS

     The Company's business is dependent upon its ability to attract and retain highly qualified managerial, technical and key business personnel. Competition for such personnel is intense, particularly for software professionals. As of March 31, 1998, the Company employed over 2,100 software professionals. In addition, the Company's software systems are highly complex and require extensive training, thereby exacerbating the difficulty of replacing software professionals. The demand for software professionals to address the Year 2000 issue could constrain the Company's ability to hire and retain sufficient personnel and could lead to increased labor costs for software professionals. In addition, MATRIXX's services are very labor intensive. Service quality depends in part on its ability to control personnel turnover and MATRIXX's profitability is affected by its ability to control its labor costs. Many of MATRIXX's employees have sophisticated skills and must be paid attractive wages, particularly as dedicated services have become an increasing portion of MATRIXX's business. Since MATRIXX provides services to clients in competitive industries, it has not always been able to fully pass along all wage increases to its clients. Taken together with wage pressures in the U.S. economy generally, this has resulted in labor costs increasing as a percentage of MATRIXX's revenues in recent years. Direct labor costs were approximately 51% of MATRIXX's revenue in the first quarter of 1998, as opposed to 49.6% in 1997 and 46.6% in 1996. There can be no assurance that the Company can retain its managerial, technical and business personnel, or that it can attract, assimilate or retain such personnel in the future. The inability of the Company to attract and retain such personnel could have a material adverse effect on the Company's business, results of operations, financial condition and the value of the Common Shares.

CLIENT AND INDUSTRY SUCCESS; INDUSTRY CONCENTRATION

     The revenues generated by CBIS and MATRIXX are dependent on the success of their clients. If their clients are not successful, the amount of business that such clients outsource may be diminished. Several of CBIS' and MATRIXX's current clients participate in emerging industries, such as PCS, broadband services and direct broadcast satellite. The extent to which products marketed by such clients will be successful is not yet known. Thus, although CBIS and MATRIXX have signed contracts to provide services to such clients, there can be no assurance that the level of revenues to be received from such contracts will meet expectations.

     Several of the key industry segments in which the Company conducts its businesses have grown significantly in the last several years. To the extent that growth in these industry segments or other industry segments in which the Company conducts its businesses in the future declines, such decline would probably adversely affect the growth rate of the Company's business. In addition, the possibility of continued growth in these segments could be affected by the development of new products that provide alternatives to the product offerings of the Company's clients.

     The principal source of the Company's revenues is from large clients in the communications, technology, financial services and consumer products industries. The Company's clients, particularly in the communications and technology industries, have recently experienced substantial price competition. As a result, the Company may face increasing price pressure from its clients. Continued price pressure from the Company's clients could negatively affect the Company's operating performance. A general economic downturn in any of these industries or a slowdown or reversal of the trend in any of these industries to outsource certain customer management services could have a material adverse effect on the Company's business, results of operations, financial condition and the value of the Common Shares.

     Certain of the Company's contracts contain provisions that could limit its growth opportunities. For example, some contracts restrict the Company's provision of services to its clients' competitors. Although these provisions have been avoided or waived in the past, there can be no assurance that they will not interfere with the Company's growth in the future. Furthermore, certain of the Company's contracts allow its clients to terminate the Company's services by giving advance notice.

COMPETITION

     The Company currently faces significant competition in its markets and expects that the level of price, product and service competition will continue to increase. The Company believes that the principal competitive factors in its industry are service quality, sales and marketing skills, the ability to develop customized solutions, price and technological expertise. As a result of the trend toward international expansion by foreign and domestic competitors and continuing technological changes, the Company anticipates that new and different competitors will enter its markets. These competitors may include entrants from the communications, teleservices, software and data networking industries. Certain existing competitors have, and new competitors may have, greater financial capabilities, more technological expertise and/or more recognizable brand names. Depending on the continuing pace of international expansion by domestic and foreign competitors, the nature of their product and service offerings and pricing practices, as well as the new types of product offerings from companies in other industries and the timing and circumstances of the entry of these competitors into the Company's markets, the Company's market share may be adversely affected. Consequently, there could be a material adverse effect on the Company's business, results of operations, financial condition and the value of the Common Shares. See "Business--Competition."

FUTURE CAPITAL REQUIREMENTS

     The Company's working capital requirements and cash flow provided by operating activities can vary greatly from quarter to quarter, depending on the timing of the provision of services and the payment terms offered to clients. In the past, the Company's working capital needs have been satisfied pursuant to CBI's corporate-wide cash management policies. From the Closing Date until the Distribution, the Company's working capital and other financing needs will be provided by CBI at an interest rate equal to CBI's average short-term borrowing cost or through external short-or long-term financing to be arranged by the Company. However, CBI will not provide funds to finance the Company's operations after the Distribution.

     The Company believes that cash flows from operations, bank lines of credit and long-and short-term debt financings, if necessary, will be sufficient to satisfy its future working capital, capital expenditures, research and development, debt service and other working capital requirements. Although the Company believes that it will be able to obtain financing on terms and in amounts that will be satisfactory, the Company has not been assigned a senior debt rating by any nationally-recognized statistical rating organization. The historical financial statements of the Company reflect a weighted average interest rate applicable to the long-and short-term debt of CBI. When it obtains financing independently, the weighted average rate at which the Company borrows funds may be higher than that reflected in the Company's historical financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The inability of the Company to satisfy its working capital requirements could have a material adverse effect on the value of the Common Shares.

RAPIDLY CHANGING TECHNOLOGY

     The Company's business is subject to rapid and significant changes in technology. The Company's businesses are highly dependent on its computer, telecommunications and software systems. The Company's failure to maintain its technological capabilities or to respond effectively to technological changes could have a material adverse effect on the Company's business, results of operations, financial condition and the value of the Common Shares. The Company's future success also will be highly dependent upon its ability to enhance existing services and introduce new services or products to respond to changing technological developments. There can be no assurance that the Company can successfully develop and bring to market any new services or products in a timely manner, that such services or products will be commercially successful or that competitors' technologies or services will not render the Company's products or services noncompetitive or obsolete.

LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION

     The financial information included herein may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what the results of operations, financial position and cash flows would have been had the Company been a separate, stand-alone entity during the periods presented. The financial information included herein does not reflect many significant changes that will occur in the funding and operations of the Company as a result of the Separation, the Offering and the Distribution. As a result of the foregoing factors, historical results of operations are not necessarily indicative of future performance. See "Unaudited Pro Forma Condensed Consolidated Statements of Income," including the discussion of the assumptions reflected therein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Background."

CERTAIN ANTITAKEOVER EFFECTS

     Until the Distribution, a change in control will not be possible without the approval of CBI. The Amended Articles of Incorporation of the Company (the "Articles"), the Regulations of the Company (the "Regulations") and applicable provisions of the Ohio General Corporation Laws (the "OGCL") contain several provisions that may make more difficult the acquisition of control of the Company without approval of the Company's Board of Directors. Certain provisions of the Articles and the Regulations, among other things, limit the shareholders' rights to elect and remove directors and call meetings of the shareholders. In addition, the Company plans to adopt a shareholders' rights plan after the Offering and prior to the Distribution which would contain provisions that may make more difficult the acquisition of control of the Company without approval of the Company's Board of Directors. With certain exceptions, OGCL Chapter 1704 imposes certain restrictions on mergers and other business combinations between the Company and any holder of 10% or more of the Common Shares. Some of the OGCL provisions described above do not apply to, or otherwise contain exceptions for, CBI as long as CBI beneficially owns a majority of the Common Shares. Furthermore, the Articles allow the Company's Board of Directors to issue up to
     Preferred Shares, and to determine the rights and preferences thereof, without the approval of the Company's shareholders. In addition, any debt the Company incurs may provide for an event of default if there is a change in control. Moreover, certain of the Company's contracts are terminable by its clients if there is a "change in control," which in some cases is defined as any person becoming the owner of 20% of the Common Shares or any competitor of the client becoming the owner of 15% of the Common Shares. These antitakeover effects could have a material adverse effect on the value of the Common Shares and could prevent shareholders from receiving a premium on the sale of Common Shares. See "Description of Capital Stock -- Limitations on Change in Control."

DILUTION

     The public offering price is substantially higher than the net tangible book value per share of the Company's Common Shares. Investors purchasing Common Shares in the Offering will therefore incur immediate, substantial dilution of
approximately      per share. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

     The planned Distribution would involve the distribution of an aggregate of Common Shares to the shareholders of CBI within six months following the
Offering. Substantially all of such shares would be eligible for immediate resale in the public market. The Company is unable to predict whether substantial amounts of Common Shares will be sold in the public market in anticipation of, or following, the Distribution. Any sales of substantial amounts of Common Shares in the public market, or the perception that such sales might occur, whether as a result of the Distribution or otherwise, could materially adversely affect the market price of the Common Shares. See "Shares Eligible for Future Sale."

     The Company and CBI have agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any Common Shares (other than in the Distribution) or any securities convertible or exercisable or exchangeable for Common Shares, for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated. Also, each of the directors, executive officers and certain other shareholders of the Company have agreed not to sell or otherwise dispose of Common Shares, for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated. See "Underwriters" and "Shares Eligible for Future Sale."

ABSENCE OF A PUBLIC MARKET FOR THE COMMON SHARES; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Shares. Although the Company intends to file an application to list the Common Shares on the NYSE, there can be no assurance that an active public market for the Common Shares will develop or that the price at which the Common Shares will trade will not be lower than the initial public offering price. The initial public offering price will be determined through negotiations between the Company and the Underwriters. See "Underwriters." The Company does not anticipate paying any cash dividends on the Common Shares in the foreseeable future. The trading price of the Common Shares could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products, applications or product enhancements by the Company or its competitors, changes in financial estimates by securities analysts, the performance of, or announcements by, the Company's competitors, general market conditions and other events or factors. In particular, the realization of any of the risks described in these "Risk Factors," including the possibility of substantial sales of Common Shares, could have a significant and adverse impact on such market price. In addition, the capital markets have experienced substantial volatility that is not necessarily related to the performance of all of the affected companies. These broad market fluctuations could have a material adverse effect on the value of the Common Shares. See "Underwriters."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering are estimated to be
approximately $          million ($          million if the Underwriters
exercise their over-allotment option in full) after deducting estimated underwriting discounts and commissions and offering expenses, assuming an
initial public offering price of $          per share. Such proceeds will be
used to repay CBI a portion of the Company's indebtedness which was incurred primarily to fund the Transtech Acquisition. Such indebtedness to CBI matures on the date of the Distribution and accrues interest at a floating interest rate, which presently is 5.75%.

                                DIVIDEND POLICY

     The Company presently intends to retain earnings, if any, for use in the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     Set forth below is the short-term debt and capitalization of the Company at March 31, 1998 (prepared as if the Company had all the assets and liabilities it will receive prior to the Offering) and adjusted to give effect to the Offering and the use of the proceeds thereof (assuming an initial public offering price
of $          per share). The unaudited pro forma capitalization table set forth below should be read in conjunction with the "Unaudited Pro Forma Condensed Consolidated Statements of Income" appearing elsewhere in this Prospectus.

                                                                  AT MARCH 31, 1998
                                                              -------------------------
                                                              HISTORICAL    AS ADJUSTED
                                                              ----------    -----------
                                                                     (UNAUDITED)
                                                                    (IN MILLIONS)
Short-term debt.............................................  $    729.4     $  329.4
                                                              ==========     ========
Long-term debt (including capital leases)...................         0.6          0.6
Shareowner's equity.........................................       429.7        829.7
                                                              ----------     --------
Total capitalization........................................  $    430.3     $  830.3
                                                              ==========     ========

                                    DILUTION

     The net tangible book value of the Company as of           , 1998, was
$          , or $          per Common Share. Net tangible book value per share
is determined by dividing the tangible net worth of the Company (total assets less intangible assets and total liabilities) by the total number of Common
Shares outstanding on           , 1998. After giving effect to the estimated net
proceeds to the Company of the Offering, the pro forma net tangible book value
of the Company as of           , 1998 would have been approximately $          ,
or $          per Common Share. This represents an immediate increase in net
tangible book value per share of $          to CBI, the sole shareholder of the
Company, and an immediate dilution in net tangible book value per share of
$          to purchasers of Common Shares in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............              $
                                                                          --------
Net tangible book value per share at           , 1998.......  $
                                                              --------
Increase in net tangible book value per share attributable
  to new investors..........................................  $
                                                              --------
Pro forma net tangible book value per share after the
  Offering..................................................              $
                                                                          --------
Dilution per share to new investors.........................              $
                                                                          --------

     The following table summarizes, as of March 31, 1998, the difference between CBI, the sole shareholder of the Company, and new investors purchasing Common Shares in the Offering (at an assumed initial price to the public of
$     per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses) with respect to the number of Common Shares purchased from the Company, the total consideration paid and the average price per share paid:

                                      SHARES PURCHASED      TOTAL CONSIDERATION
                                    --------------------    --------------------    AVERAGE PRICE
                                     NUMBER     PERCENT      AMOUNT     PERCENT       PER SHARE
                                    --------    --------    --------    --------    -------------
CBI...............................
New investors.....................
                                    --------    --------    --------    --------
          Total...................

     The foregoing table assumes no exercise of the U.S. Underwriters' over-allotment option and no exercise of outstanding options. To the extent that any of such options are exercised, there will be further dilution to new investors.

     The Company has reserved an aggregate of      Common Shares for issuance
upon exercise of outstanding options and future awards under the 1998 LTIP. As
of           , 1998, there were outstanding options to purchase an aggregate of
     Common Shares under the 1998 LTIP, at a weighted average of $          per
share. Of the foregoing, options to purchase an aggregate of Common Shares were
exercisable as of           , 1998.

                            SELECTED FINANCIAL DATA

    The following table presents summary selected historical financial data of the Company. The information set forth below should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Statements of Income," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes thereto included elsewhere in this Prospectus. The consolidated statement of operations data set forth below for each of the three years ended December 31, 1995, 1996 and 1997, and the consolidated balance sheet data at December 31, 1996 and 1997 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus, and should be read in conjunction with those financial statements and the notes thereto. The consolidated balance sheet data at December 31, 1995 set forth below are derived from the audited consolidated balance sheet of the Company at December 31, 1995, which is not included in the Prospectus. The consolidated statement of operations data for each of the two years ended December 31, 1993 and 1994, and the consolidated balance sheet data at December 31, 1993 and 1994 and at March 31, 1997 are derived from unaudited consolidated financial statements not included in this Prospectus. The consolidated statement of operations data for the three months ended March 31, 1997 and 1998 and the consolidated balance sheet data at March 31, 1998 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus.

    The summary pro forma financial data make adjustments to the historical balance sheet at March 31, 1998 for the Offering as if it had occurred on March 31, 1998, to the historical balance sheet at December 31, 1997 for the Transtech Acquisition and the Offering as if these events had occurred on December 31, 1997 and to the historical statements of income for the year ended December 31, 1997 and for the three months ended March 31, 1998 for the Offering and the Transtech Acquisition as if these events had occurred as of January 1, 1997.

    The historical financial information may not be indicative of the Company's future performance and does not necessarily reflect what the financial position and results of operations of the Company would have been had the Company operated as a separate, stand-alone entity during the periods covered. See "Risk Factors -- Limited Relevance of Historical Financial Information."

                                                                                                       THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                             MARCH 31,
                                        -------------------------------------------------------   -----------------------------
                                                                                      PRO FORMA                       PRO FORMA
                                                                                         AS                              AS
                                                                                      ADJUSTED                        ADJUSTED
                                         1993      1994     1995     1996     1997      1997       1997      1998       1998
                                        -------   ------   ------   ------   ------   ---------   ------   --------   ---------
                                                                 (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues..............................  $ 464.7   $569.9   $644.7   $842.4   $987.5   $1,389.9    $243.4   $  308.6   $  371.0
Costs and expenses excluding special
  items:
  Costs of products and services......    279.0    340.7    365.2    470.0    532.3      811.2     134.4      175.2      219.0
  Selling, general and administrative
    expenses..........................    102.2    124.9    123.9    142.8    158.7      229.7      39.0       48.9       60.9
  Research and development costs......     29.9     16.6     31.4     53.6     76.5       82.7      18.3       19.1       20.4
  Depreciation and amortization.......     55.4     40.0     45.9     51.8     61.0       92.4      13.9       18.4       25.8
  Year 2000 programming costs.........       --       --       --       --      9.9        9.9       0.6        5.7        6.2
                                        -------   ------   ------   ------   ------   --------    ------   --------   --------
  Total costs and expenses excluding
    special items.....................    466.5    522.2    566.4    718.2    838.4    1,225.9     206.2      267.3      332.3
                                        -------   ------   ------   ------   ------   --------    ------   --------   --------
Operating income before special
  items...............................     (1.8)    47.7     78.3    124.2    149.1      164.0      37.2       41.3       38.7
Special items (credits)(1)............    123.3     (2.0)    47.1      5.0     35.0       35.0        --       42.6         --
                                        -------   ------   ------   ------   ------   --------    ------   --------   --------
Operating income (loss)...............   (125.1)    49.7     31.2    119.2    114.1      129.0      37.2       (1.3)      38.7
Other income (expense), net(2)........      1.0      2.9     (4.4)    11.6     21.9       23.0       4.3        4.0        4.0
Interest expense......................      9.5      9.4      7.4      6.0      5.4       18.9       1.3        6.4        6.7
                                        -------   ------   ------   ------   ------   --------    ------   --------   --------
Income (loss) before income taxes.....   (133.6)    43.2     19.4    124.8    130.6      133.1      40.2       (3.7)      36.0
Income taxes..........................    (24.4)    18.6     22.9     46.8     44.0       45.3      13.4       (1.4)      13.7
                                        -------   ------   ------   ------   ------   --------    ------   --------   --------
Net income (loss).....................  $(109.2)  $ 24.6   $ (3.5)  $ 78.0   $ 86.6   $   87.8    $ 26.8   $   (2.3)  $   22.3
                                        =======   ======   ======   ======   ======   ========    ======   ========   ========
Net income (loss) before special
  items...............................  $  (7.0)  $ 23.4   $ 40.8   $ 81.1   $109.6   $  110.8    $ 26.8   $   24.1   $   22.3
Pro forma earnings (loss) per share
  Basic...............................  $         $        $        $        $        $           $        $          $
                                        =======   ======   ======   ======   ======   ========    ======   ========   ========
  Diluted.............................  $         $        $        $        $        $           $        $          $
                                        =======   ======   ======   ======   ======   ========    ======   ========   ========
Weighted average common shares
  outstanding including equivalents:
  Basic...............................
  Diluted.............................
OTHER DATA:
  EBITDA(3)...........................  $  53.6   $ 87.7   $124.2   $176.0   $210.1   $  256.4    $ 51.1   $   59.7   $   64.5

                                                 AT DECEMBER 31,                               AT MARCH 31,
                              ------------------------------------------------------   -----------------------------
                                                                              AS                              AS
                                                                           ADJUSTED                        ADJUSTED
                               1993     1994     1995     1996     1997      1997       1997      1998       1998
                              ------   ------   ------   ------   ------   ---------   ------   --------   ---------
                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA(4):
Total assets................  $532.2   $532.4   $517.8   $619.2   $654.4   $1,271.7    $603.7   $1,358.8   $1,358.8
Total debt..................   147.5     82.1     89.2     94.7     60.3      295.0      67.0      730.0      330.0
Shareowner's equity.........   236.3    283.8    289.9    364.2    430.8      752.0     411.2      429.7      829.7

---------------
(1) The special item in the first quarter of 1998 was $42.6 million of in-process research and development costs, which was expensed in connection with the Transtech Acquisition. The special item in 1997 was a $35.0 million charge associated with a restructuring of MATRIXX's operations. Special items in 1996 of $5.0 million relate to in-process research and development costs which were expensed in connection with acquisitions by CBIS and MATRIXX. Special items in 1995 consist of a $39.6 million goodwill impairment charge at MATRIXX related to its operations in France and $7.5 million of in-process research and development costs which were expensed in connection with acquisitions by CBIS. The special item in 1994 was a $2.0 million reversal of the 1993 CBIS restructuring reserve. The special items in 1993 all related to CBIS and include a $101.6 million charge to restructure CBIS' operations and dispose of certain business units, a $16.6 million charge to reduce the carrying value of certain capitalized software costs to net realizable value and $5.1 million in costs to withdraw from certain international contracts and discontinue certain services.

(2) Includes a $13.3 million charge resulting from the termination of a currency and interest rate swap agreement in 1995.

(3) EBITDA is defined as operating income before special items, plus depreciation and amortization expense. EBITDA is presented here as an alternative measure of the Company's ability to generate cash flow and should not be construed as an alternative to operating income (as determined in accordance with GAAP) or to cash flows from operating activities (as set forth in the consolidated statement of cash flows included elsewhere in this Prospectus). EBITDA is not calculated under GAAP and is not necessarily comparable to similarly titled items presented by other companies.

(4) Pro forma balance sheet data at March 31, 1998 and December 31, 1997 reflect the use of an estimated $400 million in net proceeds from the Offering to repay intercompany debt to CBI.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

     The following Unaudited Pro Forma Condensed Consolidated Statements of Income of the Company give effect to the Transtech Acquisition and the Offering.

     The Unaudited Pro Forma Condensed Consolidated Statement of Income for the year ended December 31, 1997 reflects the audited historical statement of income for the Company and the audited historical statement of income of Transtech for the year then ended as if the Transtech Acquisition and the Offering had occurred on January 1, 1997. The Unaudited Pro Forma Condensed Consolidated Statement of Income for the three months ended March 31, 1998 reflects the unaudited historical statement of income for the Company and the unaudited historical statement of income for Transtech for the two months ended February 28, 1998 as if the Transtech Acquisition and the Offering had occurred on January 1, 1997.

     The Unaudited Pro Forma Condensed Consolidated Statements of Income are a presentation of the historical results with accounting and other adjustments. The Unaudited Pro Forma Condensed Consolidated Statements of Income (i) do not reflect the effects of any anticipated changes to be made by the Company to its historical operations; (ii) are presented for informational purposes only; and
(iii) should not be construed to be indicative of actual results had the Transtech Acquisition and the Offering occurred on the date indicated, or the results of operations of the Company in the future.

     The Unaudited Pro Forma Condensed Consolidated Statements of Income reflect the Transtech Acquisition using the purchase method of accounting and the resulting amortization of goodwill and other intangibles as well as the financing of, and interest expense related to, the acquisition. The Unaudited Pro Forma Condensed Consolidated Statements of Income also reflect the resulting reduction of interest expense due to the use of the Offering's estimated net proceeds of $400 million to repay outstanding debt.

     The Unaudited Pro Forma Condensed Consolidated Statements of Income should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of the Company and of Transtech and the notes thereto appearing elsewhere in this Prospectus.

                                                     THREE MONTHS ENDED MARCH 31, 1998
                          ----------------------------------------------------------------------------------------
                                           HISTORICAL
                          HISTORICAL       TRANSTECH        ACQUISITION                   OFFERING      PRO FORMA
                           CONVERGYS    1/1/98 - 2/28/98    ADJUSTMENTS     PRO FORMA    ADJUSTMENTS   AS ADJUSTED
                          -----------   ----------------    -----------    -----------   -----------   -----------
                                                  (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues................    $308.6           $62.4            $   --         $371.0         $  --        $371.0
Costs and expenses......     267.3            61.1               3.9(1)       332.3            --         332.3
                            ------           -----            ------         ------         -----        ------
Operating income........      41.3             1.3              (3.9)          38.7            --          38.7
Other income (expense),
  net...................       4.0              --                --            4.0            --           4.0
Interest expense........       6.4              --               6.1(2)        12.5          (5.8)(4)       6.7
                            ------           -----            ------         ------         -----        ------
Income before income
  taxes.................      38.9             1.3             (10.0)          30.2           5.8          36.0
Income taxes............      14.8             0.5              (3.8)(3)       11.5           2.2(4)       13.7
                            ------           -----            ------         ------         -----        ------
Net income..............    $ 24.1           $ 0.8            $ (6.2)        $ 18.7         $ 3.6        $ 22.3
                            ======           =====            ======         ======         =====        ======
Earnings per share:
  Basic.................    $                                                $                           $
                            ======                                           ======                      ======
  Diluted...............    $                                                $                           $
                            ======                                           ======                      ======
Weighted average common
  shares outstanding
  including equivalents:
  Basic.................
  Diluted...............

                            See accompanying notes.

                                                             YEAR ENDED DECEMBER 31, 1997
                                  -----------------------------------------------------------------------------------
                                  HISTORICAL   HISTORICAL   ACQUISITION                     OFFERING       PRO FORMA
                                  CONVERGYS    TRANSTECH    ADJUSTMENTS       PRO FORMA    ADJUSTMENTS    AS ADJUSTED
                                  ----------   ----------   -----------      -----------   -----------    -----------
                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues........................    $987.5       $402.4       $   --          $1,389.9       $   --        $1,389.9
Costs and expenses excluding
  special items.................     838.4        364.0         23.5(1)        1,225.9           --         1,225.9
                                    ------       ------       ------          --------       ------        --------
Operating income before special
  items.........................     149.1         38.4        (23.5)            164.0           --           164.0
Special items...................      35.0           --           --              35.0           --            35.0
                                    ------       ------       ------          --------       ------        --------
Operating income................     114.1         38.4        (23.5)            129.0           --           129.0
Other income (expense), net.....      21.9          1.1           --              23.0           --            23.0
Interest expense................       5.4          0.2         36.3(2)           41.9        (23.0)(4)        18.9
                                    ------       ------       ------          --------       ------        --------
Income (loss) before income
  taxes.........................     130.6         39.3        (59.8)            110.1         23.0           133.1
Income taxes....................      44.0         15.2        (22.6)(3)          36.6          8.7(4)         45.3
                                    ------       ------       ------          --------       ------        --------
Net income......................    $ 86.6       $ 24.1       $(37.2)         $   73.5       $ 14.3        $   87.8
                                    ======       ======       ======          ========       ======        ========
Earnings per share:
  Basic.........................    $                                         $                            $
                                    ======                                    ========                     ========
  Diluted.......................    $                                         $                            $
                                    ======                                    ========                     ========
Weighted average common shares
  outstanding including
  equivalents:
  Basic.........................
  Diluted.......................

---------------
1) The adjustments give effect to the amortization of intangible assets acquired. The purchase price of $632.0 million was based on the contract purchase price of $625.0 million in cash and other direct acquisition costs estimated to be approximately $7.0 million. Any adjustment from these acquisition cost estimates to actual costs will be recorded later in 1998 as an adjustment to goodwill, as will any adjustment to the $625.0 million purchase price that results from the settlement of the closing balance sheet purchase price adjustment called for in the acquisition agreement. The Company's allocation of the Transtech Acquisition purchase price of $632.0 million is as follows: acquired contracts -- $68.2 million; in-process research and development -- $42.6 million; assembled workforce -- $11.4 million; internally-developed software -- $4.4 million; fair value of other tangible net assets acquired -- $91.0 million; and goodwill -- $414.4 million. Assigned lives for the acquired assets are as follows: acquired contracts -- eight years; assembled workforce -- fifteen years; and goodwill -- thirty years. Assigned lives for property and equipment are as follows: software and personal computers -- three years; equipment -- five years; and buildings -- thirty years. The $42.6 million charge ($26.4 million after tax) for acquired in-process research and development has been excluded.

2) The acquisition and associated costs were financed entirely through short-term variable rate commercial paper issued by CBI and allocated to the Company. Interest expense on the debt has been recorded at the current rate (5.75%) for the commercial paper that was issued to finance the acquisition. A 1/8% change in the interest rate from that used in the pro forma adjustment would change the related interest expense by $0.8 million for the year based upon debt levels before the use of proceeds to repay indebtedness to CBI. The Company's actual interest rate may be higher when it obtains independent financing.

3) Adjustments reflect the income tax effect of pro forma adjustments recorded at a statutory rate (federal and state) of 37.8%. A tax benefit is recorded for the amortization of goodwill and other intangibles since the Company has elected under Code Section 338(h)(10) to treat the Transtech Acquisition as an asset acquisition.

4) These adjustments reflect the reduction in pro forma interest expense that would result from the use of the estimated net proceeds of $400 million to repay indebtedness to CBI assuming a 5.75% rate. The adjustment of income taxes was recorded at a 37.8% rate.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BACKGROUND

     The Company is currently a wholly owned subsidiary of CBI. Prior to April 27, 1998, CBI conducted the Company's businesses through its two subsidiaries, CBIS and MATRIXX. On April 27, 1998, CBI announced the creation of the Company to serve as a holding company for CBIS and MATRIXX.

     The consolidated financial statements of the Company, which are discussed below, reflect the results of operations, financial position and cash flows of the businesses transferred to the Company by CBI and have been carved-out from the financial statements of CBI using the historical results of operations and the historical basis of the assets and liabilities of the businesses. Management believes that the assumptions made in preparing the consolidated financial statements of the Company on a carve-out basis are reasonable.

     The financial information included herein, however, may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what the result of operations, financial position or cash flows would have been had the Company been a separate stand-alone entity during the periods presented. This is due, in part, to the historical operation and financing of the Company's businesses as part of CBI. The financial information included herein does not reflect the significant changes that will occur in the funding and operations of the Company as a result of the Separation, the Offering and the Distribution. In this regard, the Company is likely to incur somewhat higher interest expense once it obtains external financing. In addition, certain employees of the Company have participated in CBI's defined benefit pension plans and its medical benefit plans, including plans that provide medical benefits for retirees. When the Distribution occurs, the Company will establish its own employee and retiree benefit plans, will assume responsibility for certain benefits for employees that have retired from CBIS and MATRIXX and will receive assets from CBI's plans. However, the Company and CBI have not had any material discussions regarding the allocation of the assets of the CBI benefit plans between CBI and the Company. Although the Company expects to receive an equitable allocation of these assets, there can be no assurance in this regard. In addition, when the Company sets up its benefit plans, it may provide different benefits and may have different administrative expenses than those of the CBI plans. Accordingly, the labor costs included herein should not be viewed as necessarily indicative of the labor costs to be incurred by the Company subsequent to the Distribution.

     The following discussion and the related consolidated financial statements and accompanying notes contain certain forward-looking statements that involve potential risks and uncertainties. The Company's future results could differ materially from results discussed in such forward-looking statements. Important factors that could cause or contribute to such differences are discussed herein and in "Risk Factors."

OVERVIEW

     The Company, through its two operating subsidiaries, CBIS and MATRIXX, is a leading provider of outsourced billing and customer management solutions.

     Revenues. The Company generates revenue primarily through CBIS' provision of billing information services, generally charged on a monthly fee per subscriber or per billing statement basis, and MATRIXX's provision of outsourced customer management services, generally charged on a per employee hour basis. In addition, the Company generates revenue from CBIS' provision of professional services including consulting and applications development, generally charged on a per hour or project basis, and software licensing to clients that use CBIS' software on their own internal systems. A substantial portion of the Company's revenues has been derived from its largest clients. See "Risk Factors--Client Concentration."

     CBIS' billing services are provided in the Company's data centers using proprietary software. Revenues from these services represented approximately 60% of CBIS' 1997 revenues and are typically earned under multi-year contracts. Unit prices for these services have declined over time, but revenues have increased as a result of increases in client subscriber levels. Professional and consulting revenues represented over 30% of CBIS' 1997 revenues and primarily relate to ongoing programming enhancements for clients. License and other revenues represented less than 10% of CBIS' 1997 revenue, relate to delivery of software and fluctuate significantly from period to period.

     MATRIXX's revenues primarily consist of dedicated services and traditional teleservices. Approximately 70% of MATRIXX's 1997 revenues (pro forma for the Transtech Acquisition) were from dedicated services generally under multi-year contracts. Traditional teleservices, representing 30% of MATRIXX's 1997 revenues (pro forma for the Transtech Acquisition), were generally provided on a short-term basis and generate lower margins than dedicated services. MATRIXX's growth strategy emphasizes the dedicated services portion of the market. Prices have also been generally stable for traditional teleservices, although these services tend to be more competitive than dedicated services. The existence of excess capacity in the traditional teleservices industry has intensified the competitive environment. Traditional teleservices revenue levels tend to fluctuate more than dedicated services revenue levels because they relate to campaign based client programs which may be shorter in term. The variability in traditional teleservices revenues was demonstrated in the third quarter of 1997 as the teleservices industry, including MATRIXX, suffered revenue downturns when certain major users of traditional teleservices reduced their overall marketing activities with little to no advance notice. This led to significant shortfalls in traditional teleservices revenues against anticipated levels.

     In connection with the Transtech Acquisition, the Company entered into an eight-year teleservices contract with AT&T. During the first three years of the contract, AT&T has committed to outsource teleservices business to MATRIXX valued at $300 million during each 12 month period from March 1 through February
28. Subject to certain exceptions, if there is a shortfall to the revenue commitment, AT&T must pay 40% of the shortfall to the Company. Currently, AT&T's level of outsourced business is at a run rate that is below the $300 million annual revenue commitment. Additionally, throughout the term of the contract, AT&T has agreed to maintain existing programs through their scheduled duration as long as reasonable standards are maintained.

     Cost of Products and Services. The principal components of the Company's costs of products and services are labor costs, hardware and software costs, including rental expense for equipment and facilities leased under operating leases, and other costs directly associated with the operation of the Company's data centers and 38 call centers. CBIS' costs, which include large components of hardware, software and other equipment in addition to labor, tend to be more fixed in nature, while MATRIXX's costs, primarily direct labor and telecommunications costs, are largely variable with business volume. However, MATRIXX is not always able to reduce its labor costs as quickly as its revenues change. Employee costs associated with providing customer management services have generally been under pressure as a result of limited labor supply in the current healthy national economy. As of March 31, 1998, the Company employed over 2,100 software professionals. In addition, the Company has experienced wage pressures as a result of the increasing demand for software professionals.

     As labor costs for teleservices have increased, the competitive nature of this market, particularly for traditional teleservices, has limited MATRIXX's ability to pass on increased costs to clients. In the third quarter of 1997, MATRIXX did not decrease its costs in proportion to the decrease in revenues from the traditional teleservices business, resulting in a decline in operating income and operating margin. This is demonstrated in MATRIXX's operating margin excluding special items, which was 12.4% in 1996, 12.7% in the first quarter of 1997, 11.4% in the second quarter of 1997, 6.0% in the third quarter of 1997 and 9.3% in the fourth quarter of 1997.

     Selling, General, and Administrative Expenses. The principal components of the Company's selling, general and administrative ("SG&A") expenses include employee costs, facilities expenses and other costs related to sales and marketing, executive management, and support functions such as human resources, accounting and finance. Included in SG&A expenses is an allocation of general corporate expenses from CBI for corporate headquarters and common support divisions. These expenses have been allocated to the Company based on the ratio of the Company's revenues, assets and payroll to CBI's revenues, assets and payroll. Management believes these allocations are reasonable. However, the costs of these services charged to the Company by CBI are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions as a stand-alone entity.

     Research and Development. Research and development activities represent a significant investment in the Company's future as these expenditures are made in advance of the anticipated related revenues. CBIS' research and development spending has focused in recent years on the Precedent 2000 billing solution which was initially developed in 1996, and was modified and enhanced to meet the needs of new PCS clients in 1996 and 1997. See "Business -- Technology, Research and Development." Recent investments in development have increased Precedent 2000's efficiency and scale. Research and development activities have also continued to enhance the Company's mainframe software and systems. Research and development expenses associated with these activities and others generally consist of salaries, recruiting and other personnel-related expenses, supplies, travel and allocated facilities and communications costs.

     Depreciation and Amortization Expense. The Company's property and equipment is depreciated over lives ranging from three years for certain purchased software and personal computers to thirty years for buildings. Intangible assets, principally goodwill, are amortized over lives ranging from five to forty years. Through 1997, depreciation and amortization expense also included amortization of capitalized internally developed software. At December 31, 1997, the Company's internally-developed software was fully amortized. Amortization of goodwill and other intangibles will become a significantly larger non-cash expense for the Company as a result of the Transtech Acquisition and the acquisition of the teleservices business of Maritz Inc. (the "Maritz Acquisition"). The Company acquired these entities in the first quarter of 1998 and, as a result of the acquisitions, added over $500 million in goodwill and other intangible assets. As of March 31, 1998, the Company had $709.6 million of goodwill and other intangible assets.

     Year 2000 Expenses. Beginning in 1997, the Company began to incur significant expenditures to modify its systems and software for the Year 2000. These direct expenditures totaled nearly $10 million in 1997 and are expected to be in a range of $25 million to $35 million in 1998 and lower in 1999. See "Risk Factors -- Year 2000 Compliance."

     Special Items. The Company has incurred special items in the last three years and in the first quarter of 1998. A charge of $35.0 million was recorded in the fourth quarter of 1997 for a restructuring plan at MATRIXX and a charge of $39.6 million was recorded in 1995 to write down the carrying value of goodwill associated with MATRIXX's operations in France. The Company expensed in-process research and development costs of $5.0 million, $7.5 million and $42.6 million during 1996, 1995 and the first quarter of 1998, respectively, associated with acquisitions made in those periods.

     Other Income and Expense, Net. Other income and expense, net consists primarily of earnings from the Company's 45% limited partnership interest in the Cellular Partnership that operates a cellular telecommunications business that provides service in central and southwestern Ohio and northern Kentucky. The Company accounts for the Cellular Partnership interest under the equity method of accounting. In 1997, the Company's equity in the earnings of the Cellular Partnership was $14.7 million and the Company received $11.8 million in distributions from the Cellular Partnership. Other income (expense), net also includes interest income associated with proceeds from the 1997 settlement of federal tax audits for the 1989 through 1994 tax years, other miscellaneous items and a loss resulting from the termination of a currency and interest rate swap in 1995. See "Business -- Cellular Telephone Service Limited Partnership Interest."

     Interest Expense. The Company's consolidated financial statements include an allocation of CBI's debt and the related interest expense, as well as any direct outstanding indebtedness of the Company and its subsidiaries. The allocation of CBI debt and interest expense is based on the capital structure of the Company anticipated at the date of the Distribution and CBI's weighted average interest rates. The weighted average interest rate at which the Company borrows may be higher when it obtains financing independently.

     Acquisitions. The Company's businesses have grown historically through a combination of internal growth and acquisitions. It is anticipated that acquisitions, potentially including international acquisitions, will continue to play a role in the Company's strategy for future growth. The Company's acquisitions have all been accounted for under the purchase method of accounting which has created goodwill and other intangible asset amortization that impacts future earnings. See "Risk Factors -- Difficulties of Completing and Integrating Acquisitions; International Operations."

SECOND QUARTER 1998 OUTLOOK

     The Company's second quarter 1998 results are expected to be adversely impacted by (i) lower than expected revenues from AT&T under the contract associated with the Transtech Acquisition and (ii) revenues slightly below first quarter levels at certain of the Company's business units due to seasonal and client-specific factors. Thus, for the second quarter, the Company expects CBIS' revenues to be in the range from $140 million to $150 million and MATRIXX's revenues to be in the range from $210 million to $225 million. Combined revenues would be about $3 million lower reflecting intercompany transactions. Combined operating income of CBIS and MATRIXX for the second quarter is expected to be in the range from $38 million to $42 million. As part of its plan to achieve its target profit margins, MATRIXX is continuing to implement its restructuring program adopted in the fourth quarter of 1997, which was designed to increase productivity and improve service to clients. Separately, MATRIXX is redistributing work and initiating salaried workforce reductions at Transtech to achieve the anticipated scale benefits from integrating those operations into MATRIXX. Additionally, CBIS and MATRIXX are evaluating opportunities to improve efficiency and reduce costs by integrating certain operations, which could potentially result in a charge later in 1998.

RESULTS OF OPERATIONS

     The Company's operating results are presented and discussed in summary form immediately below the following table. Detailed period to period comparisons of revenues and costs and expenses are presented in the discussion of the CBIS and MATRIXX operating segments which follows the consolidated presentation.

     The following table sets forth a summary of the Company's costs and expenses as a percentage of revenues for the Company:

                                                                                 THREE MONTHS
                                                           YEAR ENDED               ENDED
                                                          DECEMBER 31,            MARCH 31,
                                                     -----------------------    --------------
                                                     1995     1996     1997     1997     1998
                                                     -----    -----    -----    -----    -----
Revenues...........................................  100.0%   100.0%   100.0%   100.0%   100.0%
Costs and expenses excluding special items:
  Costs of products and services...................   56.6     55.8     53.9     55.2     56.8
  Selling, general and administrative expenses.....   19.3     16.9     16.1     16.1     15.8
  Research and development costs...................    4.9      6.4      7.7      7.5      6.2
  Depreciation and amortization....................    7.1      6.2      6.2      5.7      6.0
  Year 2000 programming costs......................     --       --      1.0      0.2      1.8
                                                     -----    -----    -----    -----    -----
     Total costs and expenses excluding special
       items.......................................   87.9     85.3     84.9     84.7     86.6
Operating income before special items..............   12.1     14.7     15.1     15.3     13.4
Special items......................................    7.3      0.6      3.5       --     13.8
                                                     -----    -----    -----    -----    -----
Operating income (loss)............................    4.8     14.1     11.6     15.3     (0.4)
Other income (expense), net........................   (0.7)     1.4      2.2      1.8      1.3
Interest expense...................................    1.1      0.7      0.6      0.6      2.1
                                                     -----    -----    -----    -----    -----
Income (loss) before income taxes..................    3.0     14.8     13.2     16.5     (1.2)
Income taxes.......................................    3.5      5.6      4.4      5.5     (0.5)
                                                     -----    -----    -----    -----    -----
Net income (loss)..................................   (0.5)%    9.2%     8.8%    11.0%    (0.7)%

  THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31,
1997

     The Company's revenues for the first quarter of 1998 were $308.6 million, an increase of $65.2 million (27%) from $243.4 for same period in 1997. The Maritz Acquisition in January 1998 and the Transtech

Acquisition in late February 1998 contributed $43.8 million of the increase. Costs and expenses excluding special items were $267.3 million, an increase of $61.1 million (30%) from $206.2 million in the first quarter of 1997. The Maritz Acquisition and the Transtech Acquisition contributed $43.9 million to this increase, including over $2 million in additional amortization expense from goodwill and other intangible assets resulting from the acquisitions. Operating income excluding special items was $41.3 million, an increase of $4.1 million (11%) from $37.2 million in the first quarter of 1997. The Maritz Acquisition and the Transtech Acquisition were primarily responsible for the decrease in the Company's operating margin excluding special items to 13.4% from 15.3% in the first quarter of 1997. Excluding special items and the impact of the Maritz Acquisition and the Transtech Acquisition, the Company's operating margin in the first quarter of 1998 would have been 15.6%. Net income excluding special items was $24.1 million, a decrease of $2.7 million (10%) from $26.8 million in 1997. This decrease was the result of a significant increase in interest expense in 1998 associated with the financing of the Maritz Acquisition and the Transtech Acquisition.

     The Company recorded a $42.6 million special item in the first quarter of 1998 related to the expensing of in-process research and development for the Transtech Acquisition. This special item decreased net income by $26.4 million.

     Other income and expense, net decreased to $4.0 million in the first quarter of 1998 from $4.3 million in the first quarter of 1997 reflecting interest income recorded in the first quarter of 1997 resulting from the proceeds of the settlement of the CBI federal tax audits for 1989 through 1994. This interest income exceeded the increase in the Company's portion of the Cellular Partnership earnings in the first quarter of 1998 over the first quarter of 1997.

     Interest expense increased to $6.4 million in the first quarter of 1998 from $1.3 million in the first quarter of 1997 primarily as a result of additional borrowings for the Maritz Acquisition and the Transtech Acquisition. The increase in interest expense is attributable to the significant increase in the level of debt allocated to the Company by CBI as a result of the $30 million Maritz Acquisition in January 1998 and the $625 million Transtech Acquisition in February 1998.

     The Company's $1.4 million tax benefit for the first quarter of 1998 is the result of the pre-tax loss caused by the write-off of $42.6 million of in-process research and development costs associated with the Transtech Acquisition. Excluding this special item, the effective tax rate for the three months ended March 31, 1998 was 37.8%, which exceeded the 33.4% effective rate for the same period in 1997 resulting from the 1997 settlement of federal tax audits for CBI for tax years 1989 through 1994.

     Including the special item, the Company recorded a net loss of $2.3 million in the first quarter of 1998, which compares to net income of $26.8 million for the same period in 1997. Results for the first quarter of 1998 reflect $5.7 million in costs to reprogram the Company's information systems and software for the Year 2000 as compared to $0.6 million for the same period in 1997.

  1997 COMPARED TO 1996

     The Company's revenues were $987.5 million in 1997, an increase of $145.1 million (17%) from $842.4 million in 1996. Costs and expenses excluding special items were $838.4 million, an increase of $120.2 million (17%) from $718.2 million in 1996. Operating income excluding special items increased to $149.1 million, a 15.1% margin, from $124.2 million, a 14.7% margin, in 1996. Excluding special items, net income was $109.6 million in 1997, an increase of $28.5 million (35%) from $81.1 million in 1996.

     The special item recorded by the Company in 1997 was a charge of $35.0 million at MATRIXX for a restructuring of divisions and facilities. Special items in 1996 included charges of $5.0 million for the write-off of in-process research and development costs from acquisitions at both CBIS and MATRIXX.

     Other income (expense), net increased to $21.9 million in 1997 from $11.6 million in 1996 primarily resulting from increased earnings from the Cellular Partnership interest, interest income associated with the settlement during 1997 of the 1989 through 1994 federal tax audits and other miscellaneous items.

     Interest expense was $5.4 million in 1997 and $6.0 million in 1996. This reflects a slight decline in the amount of debt in 1997, partially offset by a modest increase in CBI's weighted average interest rate from 7.0% to 7.2%.

     The 1997 effective tax rate was positively impacted by the extension of the research and development tax credit and the conclusion of CBI's 1989 through 1994 federal tax return audits. These factors account for the reduced effective tax rate in 1997 as compared to 1996 as CBIS has historically generated the majority of CBI's research and experimentation tax credit.

     Including the special items, net income was $86.6 million in 1997 compared to net income of $78.0 million in 1996. During 1997, the Company also began to incur significant costs to reprogram its information systems and software for the Year 2000. These costs amounted to $9.9 million in 1997.

  1996 COMPARED TO 1995

     The Company's revenues reached $842.4 million in 1996, an increase of $197.7 million (31%) from $644.7 million in 1995. Costs and expenses excluding special items were $718.2 million, an increase of $151.8 million (27%) from $566.4 million in 1995. Operating income excluding special items increased to $124.2 million in 1996, an increase of $45.9 million (59%), from $78.3 million in 1995. Excluding special items, net income was $81.1 million in 1996 and $40.8 million in 1995.

     Special items included $5.0 million and $7.5 million for the write-off of in-process research and development costs from acquisitions at both CBIS and MATRIXX in 1996 and at CBIS in 1995, respectively. Additionally, special items in 1995 included a charge of $39.6 million for goodwill impairment at MATRIXX related to its operations in France.

     Other income (expense), net, was income of $11.6 million in 1996 and expense of $4.4 million in 1995. The 1996 other income primarily reflects Cellular Partnership income. The 1995 net expense was the result of a $13.3 million expense associated with the 1995 termination of a foreign currency interest rate swap agreement and is net of Cellular Partnership earnings.

     Interest expense decreased in 1996 to $6.0 million from $7.4 million in 1995 as a result of a restructuring of CBI's outstanding debt, which occurred in late 1995 and early 1996. The restructuring of CBI's indebtedness included repayment of certain higher rate notes and the termination of a foreign currency interest rate swap agreement that increased CBI's weighted average cost of debt. CBI's weighted average interest rate, the basis for allocating interest expense to the Company, fell from 9.4% to 7.0% and the debt allocated to the Company by CBI was largely unchanged during the year.

     The change in the effective tax rate to 37.5% in 1996 from 118.0% in 1995 was caused by the 1995 impairment writedown of non-deductible goodwill associated with MATRIXX's operations in France. Excluding the effect of this special item in 1995, the effective tax rates in 1996 and in 1995 were comparable.

     Including special items, reported net income was $78.0 million in 1996 compared to a loss of $3.5 million in 1995.

DISCUSSION OF OPERATING SEGMENTS

CBIS

     The following table presents revenues, costs and expenses and operating income for CBIS, the Company's information systems segment:

                                                                                       THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                         MARCH 31,
                                ------------------------------------------------   ---------------------------
                                                   PERCENT              PERCENT                       PERCENT
                                                   CHANGE               CHANGE                        CHANGE
                                 1995     1996    96 VS. 95    1997    97 VS. 96    1997     1998    98 VS. 97
                                ------   ------   ---------   ------   ---------   ------   ------   ---------
                                                            (MILLIONS OF DOLLARS)
Revenues......................  $373.9   $479.8       28%     $548.0      14%      $130.5   $143.9       10%
Costs of products and
  services....................   209.5    252.6       21       262.7       4         66.0     71.4        8

                                                                                       THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                         MARCH 31,
                                ------------------------------------------------   ---------------------------
                                                   PERCENT              PERCENT                       PERCENT
                                                   CHANGE               CHANGE                        CHANGE
                                 1995     1996    96 VS. 95    1997    97 VS. 96    1997     1998    98 VS. 97
                                ------   ------   ---------   ------   ---------   ------   ------   ---------
                                                            (MILLIONS OF DOLLARS)
Selling, general and
  administrative expenses.....    56.9     64.2       13        66.2       3         16.3     17.6        8
Research and development
  costs.......................    31.2     52.3       68        71.2      36         17.1     16.5       (4)
Depreciation and
  amortization................    30.3     32.2        6        34.5       7          7.8      6.7      (14)
Year 2000 programming costs...      --       --       --         8.7      --          0.6      4.7       --
                                ------   ------               ------               ------   ------
Operating income (excluding
  special items)..............    46.0     78.5       71       104.7      33         22.7     27.0       19
Special items:
  Acquired research and
     development costs........     7.5      3.0      (60)         --      --           --       --       --
                                ------   ------               ------               ------   ------
Operating income..............  $ 38.5   $ 75.5       96%     $104.7      39%      $ 22.7   $ 27.0       19%

     The following table sets forth a summary of costs and expenses as a percentage of revenues for CBIS.

                                                                                 THREE MONTHS
                                                           YEAR ENDED               ENDED
                                                          DECEMBER 31,            MARCH 31,
                                                     -----------------------    --------------
                                                     1995     1996     1997     1997     1998
                                                     -----    -----    -----    -----    -----
Revenues...........................................  100.0%   100.0%   100.0%   100.0%   100.0%
Costs of products and services.....................   56.0     52.6     47.9     50.6     49.6
Selling, general and administrative expenses.......   15.2     13.4     12.1     12.5     12.2
Research and development costs.....................    8.4     10.9     13.0     13.1     11.5
Depreciation and amortization......................    8.1      6.7      6.3      5.9      4.7
Year 2000 programming costs........................     --       --      1.6      0.5      3.2
                                                     -----    -----    -----    -----    -----
Operating income (excluding special items).........   12.3%    16.4%    19.1%    17.4%    18.8%
Special items:
  Acquired research and development costs..........    2.0      0.7       --       --       --
                                                     -----    -----    -----    -----    -----
Operating income...................................   10.3%    15.7%    19.1%    17.4%    18.8%

  THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31,
1997

     Revenues. CBIS' revenues increased $13.4 million (10%) to $143.9 million in the first quarter of 1998 from $130.5 million in the first quarter of 1997. Revenues from billing and related information system services increased $16.8 million (22%) to $92.0 million in the first quarter of 1998 from $75.2 million in the first quarter of 1997, driven primarily by continued strong wireless subscriber growth for CBIS' clients. Professional and consulting revenues decreased $0.7 million (2%) to $34.3 million in the first quarter of 1998 from $35.0 million in the first quarter of 1997. This slight decrease reflects a considerable amount of contract development services rendered in the first quarter of 1997 to ready the Precedent 2000 billing solution for PCS clients and reductions in spending by a significant client. License and other revenues decreased by $0.1 million (1%) to $6.8 million in the first quarter of 1998 from $6.9 million in the first quarter of 1997. International revenues decreased $1.2 million in the first quarter of 1998 from the first quarter of 1997, reflecting the winding down of a network provisioning system development contract for an international client.

     Costs and Expenses. CBIS' costs of products and services increased $5.4 million (8%) to $71.4 million in the first quarter of 1998 from $66.0 million in the first quarter of 1997. Employee costs increased $1.3 million (5%) to $28.6 million in the first quarter of 1998 from $27.3 million in the first quarter of 1997, reflecting modest headcount increases for the increased volume of business and increased wage rates. The remaining increase was from hardware and software development cost increases and other direct cost increases caused by business expansion.

     CBIS' SG&A expenses increased by $1.3 million (8%) to $17.6 million in the first quarter of 1998 from $16.3 million in the first quarter of 1997 with the principal driver being the increased volume of CBIS' business.

     Research and development costs decreased $0.6 million (4%) to $16.5 million in the first quarter of 1998 from $17.1 million in the first quarter of 1997, reflecting the deployment of certain development resources to the Year 2000 programming issue.

     CBIS' depreciation and amortization expense decreased by $1.1 million (14%) to $6.7 million in the first quarter of 1998 from $7.8 million in the first quarter of 1997. The decrease was the result of the completion of the amortization of CBIS' capitalized internally developed software by December 31, 1997.

     CBIS incurred $4.7 million in expenses in the first quarter of 1998 to reprogram its systems and software for the Year 2000. Expenses for this effort in the first quarter of 1997 totaled $0.6 million.

     Operating Income. CBIS' operating income increased to $27.0 million in the first quarter of 1998 from $22.7 million in the first quarter of 1997 and its operating margin increased to 18.8% in the first quarter of 1998 from 17.4% in the first quarter of 1997. In addition to increased efficiencies associated with revenue growth, as the network provisioning system development contract described above nears completion, and contract performance uncertainties have been removed, revenues have been recognized at higher margins than in previous periods. The operating margin increase was achieved despite significant increases in research and development spending and the beginning of significant spending by CBIS to address the Year 2000 issue.

  1997 COMPARED TO 1996

     Revenues. CBIS' revenues increased $68.2 million (14%) to $548.0 million in 1997 from $479.8 million in 1996. Revenues from billing and related information systems services increased $57.0 million (20%) to $335.4 million in 1997 from $278.4 million in 1996, reflecting growth in cellular and PCS subscribers. Wireless subscriber levels of CBIS' clients increased 29%. The increase in billing and related information systems revenues attributable to the growth in wireless subscribers was partially offset by a decline in the number of subscribers for whom CBIS billed the long distance portion of cellular calls. This decline resulted from the Telecommunications Act of 1996 opening the provision of long distance services to competition. As a result, a CBIS client lost market share to other long distance carriers. Professional and consulting services increased $4.3 million (3%) to $131.9 million in 1997 from $127.6 million in 1996. This increase occurred entirely in the first half of 1997, reflecting higher levels of development work for PCS clients and enhancement requests from existing clients. Domestic license and other revenue increased $6.3 million (25%) to $31.5 million in 1997 from $25.2 million in 1996 as a result of software license and hardware sales to clients in the cable industry. Most of the remaining revenue increase was from international revenues associated with acquisitions made in the last half of 1996 and new international clients.

     Costs and Expenses. CBIS' costs of products and services increased $10.1 million (4%) to $262.7 million in 1997 from $252.6 million in 1996. The labor component of the cost of products and services increased by $9.7 million (10%) to $107.2 million in 1997 from $97.5 million in 1996, reflecting higher costs associated with increased business volume, additional costs from companies acquired in the second half of 1996 and wage pressure. Wage increases for computer professionals were in excess of the national average, which is consistent with information industry trends.

     CBIS' SG&A expenses increased $2.0 million (3%) to $66.2 million in 1997 from $64.2 million in 1996, reflecting additional costs associated with higher business volume.

     Research and development costs increased $18.9 million (36%), rising to $71.2 million in 1997 from $52.3 million in 1996. This increase reflected higher development activity in 1997 to enhance the Precedent 2000 platform to provide billing and related information systems services to PCS clients as well as enhancements to existing mainframe systems.

     CBIS' depreciation and amortization expense increased $2.3 million (7%) to $34.5 million in 1997 from $32.2 million in 1996. This increase is the result of increases in depreciable property and equipment balances during 1996 and 1997, increased software amortization and a full year of goodwill amortization associated with acquisitions made in 1996.

     During 1997, CBIS began to incur costs to reprogram its systems and software for the Year 2000. These costs totaled $8.7 million.

     Operating Income. CBIS' operating income excluding special items increased to $104.7 million in 1997 from $78.5 million in 1996 and its operating margin increased to 19.1% in 1997 from 16.4% in 1996.

  1996 COMPARED TO 1995

     Revenues. CBIS' revenues increased $105.9 million (28%) to $479.8 million in 1996 from $373.9 million in 1995. Excluding acquisitions made in late 1995 and during 1996, revenue increased by 21%. CBIS acquired Information Systems Development Partnership ("ISD"), a cable TV billing software company in 1995 and International Computer Systems, Inc. and Swift Management Services in 1996. Domestic billing and related information systems revenues increased $31.2 million to $278.4 million in 1996 from $247.2 million in 1995, reflecting the 30% growth in cellular wireless subscribers partially offset by lower volume on a residential long distance credit card contract. Professional and consulting services revenues increased $36.7 million (40%) to $127.6 million in 1996 from $90.9 million in 1995, reflecting a combination of additional work from existing clients, development efforts for new PCS clients, and a full year of revenues of ISD. License and other revenues increased by $17.9 million (245%) to $25.2 million in 1996 from $7.3 million in 1995, primarily as a result of a full year of ISD revenues. International revenues increased $15.1 million due primarily to improved performance on two contracts.

     Costs and Expenses. CBIS' costs of products and services increased $43.1 million (21%) to $252.6 million in 1996 from $209.5 million in 1995. Employee costs increased $10.9 million (12%) to $97.5 million in 1996 from $86.6 million in 1995, reflecting a higher level of business volume and acquisitions made in late 1995 and early 1996. Data center costs increased $11.2 million (27%) to $52.3 million in 1996 from $41.1 million in 1995, reflecting, among other things, the opening of a new data center during 1996. The remaining increase of $21.0 million in costs of products and services was attributable to the higher level of business volume in 1996, the new data center and acquisitions made in late 1995 and early 1996.

     CBIS' SG&A expenses increased by $7.3 million (13%) to $64.2 million in 1996 from $56.9 million in 1995. The increase was the result of increased business volume and acquisitions made in late 1995 and early 1996.

     Research and development costs increased $21.1 million (68%) to $52.3 million in 1996 from $31.2 million in 1995. The significant increase in research and development spending in 1996 was the result of expanded efforts to complete the initial release of Precedent 2000 and continuing enhancements to mainframe systems.

     CBIS' depreciation and amortization increased by $1.9 million (6%) to $32.2 million in 1996 from $30.3 million in 1995. The increase was caused by an increase in depreciable property and equipment during 1995 and 1996 and the amortization of goodwill associated with acquisitions made in late 1995 and early 1996.

     Special items of $3.0 million in 1996 and $7.5 million in 1995 related to the expensing of in-process research and development costs associated with acquisitions made in those years.

     Operating Income. CBIS' operating income excluding special items increased to $78.5 million in 1996 from $46.0 million in 1995 and its operating margin excluding special items increased to 16.4% in 1996 from 12.3% in 1995. Certain of CBIS' international contracts produced higher margins in 1996 than in 1995 because the revenues and contribution margin of the contracts were recognized at a lower level in 1995 as a result of significant contract risks. As these uncertainties were resolved and performance on the contracts improved, revenues were recognized at a higher margin.

MATRIXX

     The following table presents the revenues, costs and expenses and operating income of MATRIXX, the Company's customer management solutions segment:

                                                                                              THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                          MARCH 31,
                                    --------------------------------------------------   ----------------------------
                                                      PERCENTAGE            PERCENTAGE                     PERCENTAGE
                                                        CHANGE                CHANGE                         CHANGE
                                     1995     1996    96 VS. 95     1997    97 VS. 96     1997     1998    98 VS. 97
                                    ------   ------   ----------   ------   ----------   ------   ------   ----------
                                                                  (MILLIONS OF DOLLARS)
Revenues..........................  $271.1   $367.1       35%      $447.6       22%      $115.2   $166.9        45%
Costs of products and services....   155.7    221.8       42        277.5       25         70.6    103.9        47
Selling, general and
  administrative expenses.........    67.3     78.7       17         92.7       18         22.7     33.5        48
Research and development costs....     0.2      1.3      550          5.3      308          1.2      2.6       117
Depreciation and amortization.....    15.6     19.6       26         26.5       35          6.1     11.6        90
Year 2000 programming costs.......      --       --       --          1.2       --           --      1.0        --
                                    ------   ------                ------                ------   ------
Operating income (excluding
  special items)..................    32.3     45.7       41         44.4       (3)        14.6     14.3        (2)
Special items:
  Restructuring...................      --       --       --         35.0       --           --       --        --
  Acquired research and
    development costs.............      --      2.0       --           --       --           --     42.6        --
  Goodwill impairment.............    39.6       --       --           --       --           --       --        --
                                    ------   ------                ------                ------   ------
Operating income (loss)...........  $ (7.3)  $ 43.7       --       $  9.4      (78)      $ 14.6   $(28.3)       --

     The following table sets forth a summary of costs and expenses as a percentage of revenues for MATRIXX:

                                                                                 THREE MONTHS
                                                           YEAR ENDED               ENDED
                                                          DECEMBER 31,            MARCH 31,
                                                     -----------------------    --------------
                                                     1995     1996     1997     1997     1998
                                                     -----    -----    -----    -----    -----
Revenues.........................................    100.0%   100.0%   100.0%   100.0%   100.0%
Costs of products and services...................     57.4     60.4     62.0     61.3     62.2
Selling, general and administrative expenses.....     24.9     21.5     20.7     19.7     20.1
Research and development costs...................       --      0.4      1.2      1.0      1.6
Depreciation and amortization....................      5.8      5.3      5.9      5.3      6.9
Year 2000 programming costs......................       --       --      0.3       --      0.6
                                                     -----    -----    -----    -----    -----
Operating income (excluding special items).......     11.9     12.4      9.9     12.7      8.6
Special items:
  Restructuring..................................       --       --      7.8       --       --
  Acquired research and development costs........       --      0.5       --       --     25.6
  Goodwill impairment............................     14.6       --       --       --       --
                                                     -----    -----    -----    -----    -----
Operating income (loss)..........................     (2.7)%   11.9%     2.1%    12.7%   (17.0)%
                                                     =====    =====    =====    =====    =====

  THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31,
1997

     Revenues. MATRIXX's first quarter revenues increased by $51.7 million (45%) to $166.9 million in 1998 from $115.2 million in 1997. The Maritz Acquisition in January 1998 and the Transtech Acquisition at the end of February 1998 contributed revenues of $43.8 million. Excluding the impact of acquisitions, MATRIXX's revenues increased by 7% for the quarter. Dedicated services revenues (which include the majority of revenue contributions of both Maritz and Transtech) increased $53.0 million (88%) to $113.4 million in the first quarter of 1998 from $60.4 million in the first quarter of 1997. In addition to the revenues of Maritz and Transtech, increased sales to communications and technology clients contributed to this increase.

Traditional teleservices revenues decreased $1.9 million (4%) to $45.7 million in the first quarter of 1998 from $47.6 million in the first quarter of 1997. The traditional teleservices business continued to recover from the third quarter 1997 downturn caused by a reduction in overall marketing efforts by certain large clients. The $45.7 million in traditional teleservices revenues in the first quarter of 1998 compares to revenues of $43.8 million in the fourth quarter of 1997 and $34.7 million in the third quarter of 1997. MATRIXX's international revenues increased $0.7 million (10%) to $7.9 million in the first quarter of 1998 from $7.2 million in the first quarter of 1997.

     Costs and Expenses. MATRIXX's operating expenses for the first quarter of 1998 increased $52.0 million (52%) to $152.6 million in 1998 from $100.6 million in 1997. The operating expense increase occurred across all major cost categories. The Maritz Acquisition and the Transtech Acquisition contributed $43.9 million to this increase. Excluding the impact of the two acquisitions, operating expenses increased by $7.1 million or 7%.

     Costs of products and services increased $33.3 million (47%) to $103.9 million in the first quarter of 1998 from $70.6 million in the first quarter 1997, reflecting the Maritz Acquisition and the Transtech Acquisition. Labor costs accounted for the vast majority of the increase, increasing $30.2 million (54%) to $86.0 million in the first quarter of 1998 from $55.8 million in the first quarter of 1997, reflecting the increased headcount at the acquired companies. The remaining increase in cost of products and services included telecommunications costs which increased by $0.8 million to $9.5 million, and other direct costs of providing services, primarily reflecting the costs of the facilities added by the two acquisitions.

     SG&A expenses increased by $10.8 million (48%) to $33.5 million in 1998 from $22.7 million in 1997. The increase was principally the result of the two acquisitions.

     Depreciation and amortization expense increased $5.5 million (90%) to $11.6 million in the first quarter of 1998 from $6.1 million in the first quarter of 1997. Amortization of goodwill and other intangibles resulting from the Maritz Acquisition and the Transtech Acquisition contributed over $2.0 million to this increase, while the remaining increase is attributable to the depreciation of the acquired businesses' assets and of MATRIXX's new call centers opened in mid-1997. Amortization from the Maritz Acquisition and the Transtech Acquisition is expected to be approximately $6.2 million per quarter (approximately $25 million per annum) going forward.

     In connection with the Transtech Acquisition, MATRIXX expensed a special item of $42.6 million of acquired in-process research and development costs in the first quarter of 1998, which represented approximately 7% of the $625.0 million purchase price. The amount expensed was determined through an independent valuation that the Company used to allocate the Transtech purchase price to the acquired assets. The $42.6 million relates to two ongoing development projects at Transtech that had not reached technological feasibility at the time of the acquisition and had no alternative future use. The Company intends to continue both of these development projects.

     Operating Income. MATRIXX's operating income excluding special items decreased to $14.3 million in the first quarter of 1998 from $14.6 million in the first quarter of 1997 and its operating margin excluding special items decreased to 8.6% in the first quarter of 1998 from 12.7% in the first quarter of 1997. The decrease in margin principally reflects the two acquisitions, which generated a slight operating loss, and $43.8 million in revenues, and the lingering effects of the business downturn in the third quarter of 1997. Excluding the impact of the acquisitions, MATRIXX's core operating margin excluding special items for the first quarter of 1998 was 11.7%.

  1997 COMPARED TO 1996

     During the second half of 1997, the teleservices industry was adversely affected to a significant degree by a reduction in overall marketing activities by certain large clients. MATRIXX's revenues were affected by this softness in the market. The lower than expected level of business activity primarily impacted traditional teleservices. Since the traditional teleservices market is more susceptible to a downturn than the dedicated services market, MATRIXX focuses on growth in the dedicated services portion of the teleservices market where services are integrated with client activities that have a sustained program such as customer support.

     Revenues. Revenues increased $80.5 million (22%) to $447.6 million in 1997 from $367.1 million in 1996. Excluding the impact of the acquisitions of Software Support Inc. ("SSI") and of certain assets of Scherers Communications, Inc. ("Scherers") made in the second half of 1996, revenues increased 13% or approximately $48 million. Dedicated services contributed revenue gains of $97.8 million (65%) to $247.9 million in 1997 from $150.1 million in 1996, primarily as the result of strong sales to the technology and telecommunications industry and the acquisitions made in the second half of 1996. Traditional teleservices revenues decreased $20.7 million (11%) to $170.4 million in 1997 from $191.1 million in 1996 as a result of a reduction in overall marketing activities by certain clients in the second half of the year, and general market softness. Traditional teleservices revenues increased approximately 6% in the first half of 1997, but decreased by approximately 20% in the second half of 1997 relative to the comparable periods in 1996. MATRIXX's international revenues increased $3.3 million (13%) to $29.3 million in 1997 from $26.0 million in 1996.

     Costs and Expenses. Costs of products and services increased $55.7 million (25%) to $277.5 in 1997 from $221.8 in 1996. Employee costs increased $51.8 million (30%) to $221.9 million in 1997 from $170.1 million in 1996, reflecting increased staffing to meet anticipated increases in business volume that did not materialize and wage increases. Despite the 22% increase in revenues, telecommunications costs were unchanged between 1997 and 1996, reflecting a favorable unit price trend for telecommunications costs. Other costs of products and services increased $4.5 million (21%) to $26.1 million in 1997 from $21.6 million in 1996, reflecting cost increases that were commensurate with the growth in volume of business.

     MATRIXX's SG&A expenses increased by $14.0 million (18%) to $92.7 million in 1997 from $78.7 million in 1996 reflecting increased costs from businesses acquired in the second half of 1996 and increases associated with the higher volume of business.

     MATRIXX's depreciation and amortization expense increased $6.9 million (35%) to $26.5 million in 1997 from $19.6 million in 1996, reflecting the increase in the depreciable base of MATRIXX's assets and amortization of goodwill associated with acquisitions made in the second half of 1996.

     The special item recorded in 1997 was a $35.0 million fourth quarter restructuring charge for the consolidation of certain operating divisions and facilities. Components of the charge were $9.5 million in lease termination costs related to facilitates to be closed, $7.5 million in severance pay under existing severance plans, $7.6 million in non-cash goodwill writedowns associated with operations to be restructured, $6.3 million in non-cash property and equipment writedowns related to facilities to be closed and $4.1 million in other restructuring costs. The plan is expected to be fully implemented by the end of 1998. The 1996 special item was a $2.0 million charge for the write-off of acquired in-process research and development costs related to acquisitions made in 1996.

     Operating Income. MATRIXX's operating income excluding special items decreased to $44.4 million in 1997 from $45.7 million in 1996 and its operating margin excluding special items decreased to 9.9% in 1997 from 12.4% in 1996. In connection with the softness in traditional teleservices experienced in the second half of 1997, MATRIXX did not reduce costs as quickly as the level of revenues declined because the Company expected certain programs to materialize which did not. During the third quarter, MATRIXX began to reduce costs to provide better balance with new expected volumes, which helped to improve the margin to 9.3% in the fourth quarter from 6.0% in the third quarter. In addition, MATRIXX announced a restructuring plan in the fourth quarter of 1997, which, when fully implemented in 1998, is expected to help MATRIXX improve its productivity. The restructuring plan involves the closure and consolidation of certain facilities.

  1996 COMPARED TO 1995

     Revenues. MATRIXX's revenues increased $96.0 million (35%) to $367.1 million in 1996 from $271.1 million in 1995. Dedicated services revenues increased $63.2 million (73%) to $150.1 million in 1996 from $86.9 million in 1995, reflecting strong growth with a major client and other technology and telecommunications industry clients. Acquisitions made in the second half of 1996 produced $6.0 million of the dedicated services revenue increase in 1996. Traditional teleservices revenues increased $28.4 million (17%) to $191.1 million in 1996 from $162.7 million in 1995. MATRIXX's international revenues increased $4.4 million (20%) to $25.9 million in 1996 from $21.5 in 1995.

     Costs and Expenses. MATRIXX's costs of products and services increased $66.1 million (42%) to $221.8 million in 1996 from $155.7 million in 1995. The labor component of costs of products and services increased $51.4 million (43%) to $171.1 million in 1996 from $119.7 million in 1995. Labor costs grew at a rate in excess of revenue growth reflecting wage increases that MATRIXX was unable to fully pass on to clients in a competitive market. Telecommunications costs increased $5.8 million. Telecommunication costs grew at a rate below that of revenues because of lower unit costs associated with higher volumes and an overall positive unit cost trend. The remaining $8.9 million increase in costs of products and services was largely the result of higher facility costs associated with new call centers to meet increased business volume.

     MATRIXX's SG&A expenses increased by $11.4 million (17%) to $78.7 million in 1996 from $67.3 million in 1995. The increase was almost entirely related to the labor cost component of SG&A expenses, which increased principally as a result of increased business volume.

     Depreciation and amortization expense increased $4.0 million (26%) to $19.6 million in 1996 from $15.6 million in 1995, reflecting increases in depreciable assets resulting from business expansion.

     Special items in 1996 consisted of $2.0 million of in-process research and development costs associated with acquisitions. The special item in 1995 was $39.6 million related to the impairment of goodwill associated with MATRIXX's operations in France, which had not performed as well as anticipated. See "Risk Factors -- Difficulties of Completing and Integrating Acquisitions; International Operations."

     Operating Income. MATRIXX's operating income excluding special items increased to $45.7 million in 1996 from $32.3 million in 1995 and its operating margin excluding special items increased to 12.4% in 1996 from 11.9% in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's businesses have historically required cash for expansion, business development, acquisitions and working capital. These cash requirements have been funded from the Company's operating cash flows as well as funds provided by CBI. Operating cash flows have generally been sufficient to fund the Company's cash needs, other than for acquisitions. During 1997 and 1996, cash flow from operations was $127.4 million and $117.7 million, respectively, while capital expenditures and acquisitions combined required cash of $74.8 million in 1997 and $118.6 million in 1996. The Transtech Acquisition and the Maritz Acquisition in the first quarter of 1998 required over $660 million in cash and approximately $50 million in working capital, which has been financed through short-term debt issued by CBI and allocated to the Company. The proceeds from the Offering will be used to repay a portion of this CBI-allocated indebtedness.

     Until the Distribution is completed, the Company's principal source of external funds will be its intercompany financing arrangement with CBI, which is expected to be funded by CBI through commercial paper borrowings. The Company will pay interest on its intercompany borrowings at an interest rate equal to CBI's average short-term borrowing cost. Prior to the Distribution, the Company intends to obtain its own external financing. Currently, the Company has not explored external financing options with potential lenders. Although the Company believes it will have little difficulty in obtaining external financing on acceptable terms, no assurance can be given in this regard. The weighted average interest rate at which the Company borrows may be higher when it obtains financing independently.

     Operating activities used $3.6 million in cash during the first quarter of 1998. This compares to cash provided by operating activities of $16.3 million in the first quarter of 1997. The Transtech Acquisition and the Maritz Acquisition in the first quarter of 1998 required a significant use of cash to finance working capital, as accounts receivable for both acquired entities increased, as expected, during the quarter from the levels at the acquisition date.

     Cash provided by operating activities was $127.4 million in 1997 compared to $117.7 million in 1996. The increase in cash flows from operations in 1997 was in large part the result of a nearly $8.6 million increase in the Company's net income over 1996 and a $19.9 million increase in after tax, non-cash special items in 1997 over 1996. The increase in operating cash flows caused by improved operating results was partially offset by a $16 million increase in accounts receivable caused by higher revenue levels and somewhat slower cash collections and a nearly $23 million decrease in accounts payable and accrued expenses.

     The Company's most significant investing activity in 1997 was capital expenditures. Capital expenditures were approximately $61 million, up from approximately $56 million in 1996. The Company's spending for acquisitions totaled approximately $11 million in 1997 and approximately $6.5 million in 1996. In 1997, the Company's capital spending with respect to acquisitions was limited to the Company's nearly 20% investment in Wiztec Solutions Ltd. ("Wiztec"). In 1996, the Company's capital spending included payments for the 1996 acquisitions of SSI, certain assets of Scherers, ICS and Swift, as well as a final payment related to the 1995 acquisition of ISD.

     The Company's capital expenditures excluding acquisitions are estimated to be at least $100 million in 1998. Capital spending in 1998 for the Transtech Acquisition in February 1998 and the Maritz Acquisition in January 1998 involved over $660 million in capital spending, bringing estimated total capital expenditures for the Company to over $750 million in 1998. This estimated amount does not include any additional acquisitions that may occur in 1998, although none has been identified to date.

     In connection with a restructuring plan for MATRIXX, the Company recorded a $35.0 special charge. As of March 31, 1998, remaining cash outflows under the plan are estimated to be approximately $16 million, substantially all of which the Company expects to spend in 1998. As of December 31, 1997, the Company had total minimum rental commitments under noncancelable leases of $82.8 million for 1998, $61.0 million for 1999, and a total of $122.4 million thereafter.

BALANCE SHEET

     The $74.6 million increase in accounts receivable from December 31, 1997 to March 31, 1998 was largely attributable to receivables associated with Transtech and Maritz. The decrease in deferred income taxes was principally the result of the payment of 1997 bonuses during the first quarter of 1998. Increases in property and equipment and goodwill and other intangibles were primarily caused by the Transtech Acquisition and the Maritz Acquisition, as were the increases in debt allocated by CBI and payables and other current liabilities. The increase in deferred charges (benefits) and other current assets was the result of the $16.2 million deferred tax benefit associated with the expensing of $42.6 million in research and development costs associated with the Transtech Acquisition.

     Accounts receivable increased by over $16 million in 1997 as a result of higher revenue levels and slower collections. Goodwill and other intangibles decreased $19.0 million during 1997 as a result of annual amortization and the inclusion of goodwill writedowns in the restructuring charge at MATRIXX. The investment by CBIS in Wiztec, a provider of subscriber management systems for multi-channel subscription television, caused the majority of the $13.6 million increase in investments in unconsolidated entities. The approximately $11 million increase in accounts payable and other current liabilities resulted from the $35 million restructuring charge recorded in the fourth quarter of 1997 by MATRIXX, offset by a reduction in certain accrued expenses. The remaining balance of $24.9 million at December 31, 1997 related to this restructuring was included in accounts payable and other current liabilities.

YEAR 2000 PROGRAMMING

     The Company incurred $9.9 million in expenses in 1997 in order to prepare its software and systems for the Year 2000. The estimate for total Year 2000 programming costs in 1998 is in a range of $25 million to $35 million. These costs are expected to be lower in 1999. If the Company were to be unsuccessful in readying its software and systems for the Year 2000, this would have a material adverse impact on the Company. The failure of one of the Company's significant clients or suppliers to successfully modify its systems for the Year 2000 also could have an adverse impact on the Company.

MARKET RISK

     The Company is exposed to the impact of interest rate changes and, to a lesser extent, foreign currency fluctuations. Interest rate and foreign currency risks have historically been managed on a centralized basis by CBI. It has been CBI's policy to enter into interest rate and foreign currency transactions only to the extent considered necessary to meet its objectives. CBI has not entered into interest rate or foreign currency transactions for speculative purposes. The Transtech Acquisition in the first quarter of 1998 has significantly increased the Company's exposure to interest rate risk. The Company's foreign currency exposures were immaterial at March 31, 1998.

FLUCTUATIONS IN QUARTERLY RESULTS

     The Company has experienced and in the future could experience quarterly variations in revenues as a result of a variety of factors, many of which are outside of the control of the Company. These factors include: the timing of new contracts, the timing of increased expenses incurred in support of new business and the somewhat seasonal pattern of the businesses served by the Company. See "Risk Factors -- Factors Affecting Operating Results; Recent Declines or Potential Fluctuations in Quarterly Results."

RECENTLY ISSUED ACCOUNTING STANDARDS

     In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 97-2 "Software Revenue Recognition," which is effective for transactions entered into fiscal years beginning after December 15, 1997. SOP 97-2 revises certain standards for the recognition of software revenue that will have to be adopted by CBIS with respect to certain software development and licensing agreements. SOP 97-2 did not have a material effect on the operating results of the Company for the three months ended March 31, 1998; however, the effect of SOP 97-2 on the operating results of the Company will be dependent on the nature and terms of the individual software agreements entered into in future periods.

     In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. SOP 98-1 requires the capitalization of certain expenditures for software that is purchased or internally developed for use in the business. Company management believes that the prospective implementation of SOP 98-1 in 1999 is likely to result in some additional capitalization of software expenditures in the future. However, the amount of such additional capitalized software expenditures cannot be determined at this time.

     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." The SOP provides guidance on financial reporting of costs of start-up activities. SOP 98-5 requires such costs to be expensed instead of being capitalized and amortized. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company believes the implementation of SOP 98-5 will not have a material impact on its financial reporting.

                                    BUSINESS
GENERAL

     The Company is a leading provider of outsourced billing and customer management solutions, which encompass activities such as targeting, acquiring, serving and retaining customers on behalf of its clients. The Company focuses on developing long-term strategic relationships with clients in customer-intensive industries including communications, technology, financial services and consumer products. The Company's relationships with its clients have enabled it to become an integral component of the clients' customer management processes, often including participation in the clients' related internal planning and operating meetings. The breadth of the Company's service offerings enables it to serve as the interface for all phases of a client's billing or customer management needs. By providing value-added solutions through long-term relationships, the Company has developed a large base of recurring revenues with its largest clients.

     The Company serves its client base through its two operating subsidiaries:
(i) CBIS, which provides outsourced billing and information services for the communications and broadband services industries; and (ii) MATRIXX, which provides outsourced customer management services to its targeted industries. For certain clients, CBIS and MATRIXX jointly provide a full range of billing and customer management solutions. The Company's strategy is to more fully integrate the strengths of CBIS and MATRIXX to provide next generation customer management solutions.

     The Company also has a 45% limited partnership in the Cellular Partnership which operates a cellular telecommunications business that provides service in central and southwestern Ohio and northern Kentucky. The population of the territory served by the Cellular Partnership is in excess of 5 million persons, and the Company's proportionate share of this cellular market represents approximately 2.3 million POPs.

INDUSTRY OVERVIEW

     Due to a broad combination of factors, including advances in technology, globalization and deregulation, many markets are experiencing increased competition. As a result, billing and customer management solutions, which utilize software-based information processing systems and services to identify, attract and retain customers, have become a strategic imperative for companies seeking to remain competitive. Technological advances, such as relational databases and predictive behavior software, are making it possible for companies to analyze their customers' behavior and design products or marketing programs which address specific customer needs or tendencies. In addition, particularly in highly competitive industries such as communications, it is critical to have robust systems and software which enable companies to respond rapidly to changes in the market. However, such system requirements are increasing the costs and complexity of maintaining in-house billing and customer management systems. Additionally, with rapid technological change and the need to be Year 2000 compliant, companies are facing increased pressure to either invest heavily in technology or seek an outsourcing solution to deliver high quality billing and customer management. Many companies lack the in-house expertise to efficiently collect, analyze and respond to the types of information that can be captured with each customer interaction, which has resulted in outsourcing of billing and customer management solutions as a strategic management tool.

     The Company believes that the growth of customer management outsourcing is expected to continue as companies focus on their core competencies and seek to benefit from the advantages that outsourcing companies can provide, including:
(i) expertise to effectively target, acquire and retain customers; (ii) cost savings resulting from economies of scale achieved by operating large data processing facilities or call centers; (iii) technologically advanced systems and software which enable rapid competitive response and (iv) improved time-to-market for new products, services or marketing programs. According to G2R and Strategic TeleMedia, both billing services and teleservices are expected to enjoy double digit market growth over the next two years. According to G2R, the worldwide market for billing services in the communications industry is expected to grow over 13% annually from an estimated $17 billion in 1997 to $28 billion in 2001. Separately, Strategic TeleMedia estimates that total teleservices expenditures in 1997 were $101 billion and are expected to grow approximately 10% annually to $135 billion in 2000. Outsourced teleservices' revenues are expected to increase from 12% of total expenditures in 1997 (or $12 billion) to over 15% (or $21 billion) in 2000, resulting in a compounded annual growth rate of 19%, although there can be no assurances in this regard.

COMPETITIVE STRENGTHS

     The Company believes that it has developed strengths that position it to compete effectively for outsourcing opportunities. These competitive strengths include its:

  FOCUS ON STRATEGIC RELATIONSHIPS WITH TARGETED INDUSTRY LEADERS

     The Company has developed strategic relationships with leading companies in the communications, technology, financial services and consumer product industries. Such relationships have enabled the Company to become an integral component of its clients' customer management processes, often including participation in the clients' related internal planning and operating meetings. Long-term strategic relationships enable the Company to grow as its clients grow, develop significant industry-specific expertise, and establish recurring revenue streams. The Company's success in establishing these strategic relationships is reflected in the nature of its relationships with its major clients. CBIS' top seven clients, with relationships averaging over 10 years, each provided at least $13 million in revenues in 1997. MATRIXX's top 20 clients, with relationships averaging over six years, each provided at least $5 million in revenues in 1997.

  BREADTH OF VALUE ADDED SERVICES

     The Company provides a broad array of billing and customer management services including dedicated customer service, technical support, sales account management and high volume consumer response, coupled with support services such as market research, database management, interactive voice response and Internet capabilities. By bundling these capabilities, the Company can serve as a single source solution for the entire range of a client's billing and customer management needs. The Company attempts to differentiate itself by providing best in class performance in each of these areas and addressing the most complex billing and customer management needs.

  SIZE AND SCALE TO DELIVER COST EFFECTIVE SOLUTIONS AND HANDLE LARGE PROGRAMS

     As the largest provider of outsourced billing and customer management solutions, the Company leverages its purchasing power and spreads its significant research and development expenditures over a large client base, thereby enabling it to develop and deliver cost-effective solutions. Today its data centers produce over 16 million wireless communication bills a month, and the Company has 38 call centers and 15,000 workstations. The Company has the size and breadth of experience to design, develop and implement large-scale, complex billing and customer management solutions that provide superior value to its clients.

  TECHNOLOGICAL EXPERTISE

     With approximately 2,100 software professionals, the Company can provide significant technical resources to develop customized solutions for its clients. The Company spent $76.5 million (excluding Year 2000 costs) in existing and new technologies and systems in 1997, and intends to continue its commitment to research and development in order to enhance its ability to offer clients innovative design, development and implementation of complex, scalable customer management solutions.

GROWTH STRATEGY

     The Company's growth strategy is designed to capitalize on the fundamental trends supporting billing and customer management outsourcing while leveraging the Company's competitive strengths to further its market leadership.

  EXPANDING EXISTING CLIENT RELATIONSHIPS

     The majority of the Company's existing clients operate in industries marked by some or all of the following trends: high growth, deregulation, converging technologies, intense competition and increasing customer service needs. The Company believes that these market trends will continue to provide significant growth opportunities with its existing client base. These clients have historically represented the bulk of the Company's internal growth. The Company's strategy is to develop long-term strategic partnerships with targeted market leaders and to expand its existing relationships as its clients continue to grow within their own markets, both domestically and internationally, outsource additional customer management functions and develop new products and services to take to existing and new markets. Additionally, there are opportunities to cross-sell CBIS and MATRIXX solutions to clients, as well as opportunities to sell multiple services to multiple divisions within each client.

  LEVERAGING INDUSTRY EXPERIENCE TO DEVELOP NEW RELATIONSHIPS

     By focusing on long-term strategic relationships within targeted industries, the Company has developed industry expertise and an in-depth understanding of the customer management needs of companies serving those industries. The Company focuses on developing additional relationships in its targeted industries, particularly with companies that have large in-house billing or call center operations or are pursuing additional opportunities as certain markets converge (such as communications and broadband services). The Company believes that the combination of its industry expertise, size and technology position it to compete effectively for these new outsourcing opportunities.

  DEVELOPING NEW SOLUTIONS TO PROVIDE SUPERIOR VALUE

     The Company's significant ongoing investment in technology is designed to increase the value of a client's billing and customer management processes. In addition to continuing to advance the solutions currently offered separately by CBIS and MATRIXX, the Company is developing next generation customer management solutions that combine the software and information services capabilities of CBIS with MATRIXX's expertise in strengthening clients' relationships with their customers. As an example, CBIS and MATRIXX jointly developed a subscriber retention solution (which is presently in trial) for wireless carriers which is designed to increase the retention of subscribers by identifying those who may be at risk of churning and taking steps to contact, satisfy and retain them.

  ENTERING COMPLEMENTARY MARKETS

     The Company will pursue opportunities in industries that have large customer bases and, as a result of deregulation or new technologies, will require greater focus on billing and customer management. For example, the Company believes that deregulation, which led to substantially increased competition in the communications sector, is likely to have a similar effect on the utility industry and will create opportunities for outsourced customer management services. See "Risk Factors -- Client and Industry Success; Industry Concentration."

  PURSUING INTERNATIONAL GROWTH

     The Company presently provides its billing and customer management solutions in selected international markets and believes significant growth opportunities exist outside North America. The Company intends to leverage its relationships with large international companies. The Company believes that these clients will be better served by a single provider capable of delivering billing and customer management solutions in multiple geographic markets. In addition, the Company intends to expand its client base outside North America. See "Risk Factors -- Difficulty of Completing and Integrating Acquisitions; International Operations."

  PURSUING STRATEGIC ACQUISITIONS AND ALLIANCES

     Building upon a history of growth through acquisitions (25 acquisitions in the past thirteen years), the Company will pursue additional acquisition and alliance opportunities. The Company believes that consolida-tion in its industry will continue and the Company expects to pursue acquisitions and alliances which expand its client base, add new capabilities or enable it to accelerate international expansion. See "Risk Factors -- Difficulty of Completing and Integrating Acquisitions; International Operations."

PRODUCTS AND SERVICES

  CBIS

     CBIS serves clients principally by providing and managing sophisticated billing and information services primarily delivered through CBIS data centers. CBIS' billing solutions address all segments of the communications industry, including wireless, wireline, cable, broadband and Internet services. These solutions consist of data processing services, professional and consulting services and licensed software. CBIS software and data processing capabilities enable it to activate services, capture usage information, calculate billing charges, consolidate billing for multiple service or equipment features and enable clients to use such data to target customers for new or expanded service or product offerings. CBIS' professional and consulting services include its customization of software to create, modify and enhance billing and other related customer support solutions. On a more limited basis, CBIS licenses its software to address the needs of those clients who prefer to conduct their billing and information services in their own data centers.

     During 1997, over 60% of CBIS' revenues were generated from recurring monthly payments from its clients based upon the number of subscribers or bills processed by CBIS. Professional and consulting services for software maintenance and enhancements, a majority of which are based on hourly fees for work performed, accounted for over 30% of CBIS' 1997 revenues. CBIS' remaining revenues resulted from licensing fees for software and other miscellaneous services.

     CBIS' experience and size result in significant time to market, service and cost advantages for clients. These advantages include rapid introduction of new services, predictable costs, information management expertise, access to advanced technology without high capital expenditures and a partner focused on billing and customer management solutions. CBIS' leading market share in wireless bill processing is driven by its ability to develop software and systems capable of addressing the complexity of wireless billing and delivering cost-effective solutions. Billing for wireless services is extremely complex for a number of reasons including:

     - Multitude of Pricing Plans -- Each wireless carrier offers hundreds of pricing plans to subscribers. Those pricing plans are often tailored individually to cover peak and non-peak per minute rates and minutes of usage included in the monthly rate plan. Wireless providers demand the flexibility to be able to change subscriber rates quickly in response to competition.

     - Roaming Charges -- Wireless phone users roam between markets served by different carriers. When roaming, different rates and surcharges apply to usage. Roaming also frequently involves entering multiple tax jurisdictions and the tax rates vary by locale. Billing software must accurately determine roaming and tax charges.

     - Ability to Implement Strategic Marketing Programs -- Competition in the wireless industry has resulted in a myriad of promotional activities that complicate billing. For example, a wireless provider may offer free wireless-to-wireless calls, free weekend calling or introductory pricing packages that lapse after a given period of time. Capturing rate plan data and applying customer usage data accurately is critical to wireless providers and their subscribers.

     - Multiple Services for a Subscriber -- Each subscriber may utilize different features such as voice mail, call waiting, and voice activated dialing. In addition, a subscriber may utilize more than one service, such as wireless phone and paging services. The ability to consolidate such services on one monthly bill and allowing for discounting the bundle of services is increasingly viewed as a competitive requirement.

     - Growth of Wireless Service -- The number of wireless subscribers in the U.S. has grown at an average rate in excess of 30% annually since 1994. In addition, minutes of usage per subscriber have continued to increase. As a result, wireless billing systems must have the capability to handle dynamic growth.

     In addition to processing bills in its data centers, CBIS performs a significant amount of professional and consulting work for certain of its clients to tailor solutions to each client's marketing objectives and regulatory requirements. For example, CBIS developed real-time software that has made it possible to offer wireless service with monthly account limits to customers that otherwise might not have received credit authorization. The billing software enables a wireless provider to notify customers as they approach approved monthly spending limits. Subscribers then have the option of reducing usage until the next monthly period or until they make a payment, frequently over the phone with a credit card, to re-activate the limit.

     CBIS has leveraged its billing expertise in the wireless communications market to grow its cable television billing market share to 18% during 1997, and the Company is further expanding its billing solutions in the broadband services market. During 1997, CBIS entered into a strategic relationship with Wiztec (which included acquiring a minority ownership interest in Wiztec with the option to acquire a majority ownership interest in Wiztec), which added billing and customer management capabilities in the direct broadcast satellite marketplaces. In addition, CBIS entered into another strategic relationship to provide billing and customer management for Internet service providers.

     CBIS' solutions for wireline-based carriers include a range of billing, information services and network management solutions. Current wireline CBIS clients include CBT, and, on a more limited basis, AT&T, PTT Netherlands, Swisscom, British Telecom and Telenor.

  MATRIXX

     MATRIXX creates comprehensive, outsourced customer management solutions for its clients utilizing its advanced information systems capabilities, human resource management skills and industry experience. In 1997 (pro forma for the Transtech Acquisition), approximately 70% of MATRIXX's revenues were related to dedicated services and 30% of its revenues were related to traditional teleservices. While traditional teleservices programs require similar technological capabilities, systems scale and human resource expertise as dedicated services, they are generally short-term and require less experience within the client's industry.

MATRIXX's dedicated services include:

     - Customer Service -- MATRIXX handles customer contacts which range from initial product information requests to customer retention initiatives. These customer service calls involve a variety of activities including gathering and analyzing customer information; describing product features, capabilities and options; activating customer accounts or renewing service; processing a product or service sale; and resolving complaints and billing inquiries.

     - Technical Support -- MATRIXX answers technical support inquiries for consumers and business customers. Technical support ranges from simple product installation or operating assistance for a variety of software and hardware products to highly complex issues such as systems networking configuration or software consultation.

     - Sales Account Management -- For certain of its clients' business customers, MATRIXX serves as a telephone-based sales force that can provide more frequent and cost-effective account coverage than would be possible with a traditional in-field sales force. MATRIXX is responsible for managing the entire customer relationship including obtaining current orders, increasing purchase levels, introducing new products, implementing product initiatives and handling all inquiries related to products, shipments and billing.

     When developing a dedicated services solution, MATRIXX devotes significant resources to understand a client's unique customer management needs and collaborates to design a customized solution utilizing MATRIXX's broad array of services. The solution design typically addresses the client's desired level and types of customer interaction, anticipated call volumes, personnel hiring and training requirements and technological requirements (including the interface between a client's and MATRIXX's systems).

     MATRIXX's ability to deliver value-added solutions depends on its advanced technology platforms and human resource management expertise. Sophisticated call routing, computer telephony integration, logical call scripting and a graphical user interface design, interactive voice response, relational database skills, Internet capabilities and real-time call monitoring are all important elements of MATRIXX's technology platform and permit efficient and cost-effective customer management. Large customer management solutions are labor intensive and, as a result, one of MATRIXX's core competencies is its ability to hire, train and minimize turnover among its customer service representatives. Each customer service representative receives extensive up-front training covering general customer service skills and in-depth product or service training. Given the wide range of services provided by MATRIXX personnel, many programs are staffed with representatives possessing specialized skills, such as multi-lingual fluency (for clients with multi-lingual customer bases) or technological training (to service technical support programs for clients in the technology industry). As the central interface for all customer interactions, MATRIXX gathers data and by utilizing its database technology, MATRIXX can analyze such data to provide valuable feedback to its clients, such as (i) identifying potential customers, (ii) identifying a client's most profitable customers thereby permitting targeted retention and loyalty programs, (iii) assessing usage data to enable clients to develop targeted products and services and (iv) identifying cross-selling opportunities for its clients.

     MATRIXX generally receives a fee based on staffing hours for the customer service representatives assigned to a program. Per hour charges for dedicated services are usually higher than charges for traditional teleservices due to the higher level of value-added activity associated with dedicated services. Supplemental revenues can sometimes be earned depending on service levels or achievement of certain sale targets. Additional fees are charged for service enhancements or system upgrades added at a client's request. Since dedicated services require MATRIXX to become an integral part of a client's customer management function, these services are generally provided pursuant to multi-year contracts.

  INTEGRATED CUSTOMER MANAGEMENT SOLUTIONS

     CBIS and MATRIXX are combining their strengths to provide next generation customer management solutions. These solutions are designed to increase the lifetime value, satisfaction and loyalty of its clients' customer relationships. They utilize advanced technologies and analyze multiple sources of customer-specific information (demographics, previous purchase and service history, propensity to buy additional products and services) and provide targeted, action-oriented information to a customer service representative who can proactively contact the customer or be more effective when a customer calls. An example is a subscriber retention solution, which is presently in trial, for wireless carriers that was jointly developed by CBIS and MATRIXX. In this solution, CBIS processes pricing plan and customer usage and service information and MATRIXX adds its database analysis and customer contact skills. This combined solution is designed to reduce the turnover of wireless carriers' subscribers by identifying those who may be at risk of churning and proactively take steps to contact, satisfy, and retain those subscribers.

CLIENTS

  CBIS

     CBIS generally has long-term relationships and multi-year contracts with its clients. In many cases, CBIS is the client's exclusive provider of billing services or the contract requires the client to fulfill minimum annual commitments. CBIS billing and customer management solutions process billing information for monthly customer statements for approximately 30% of U.S. cellular subscribers. In addition, CBIS has multi-year contracts with three of the largest PCS providers, Sprint Spectrum, PrimeCo Personal Communications and AT&T Wireless. Combined, these clients serve customers in 49 of the top 50 U.S. metropolitan areas, often with more than one client serving the same metropolitan area. From 1994 to 1997, subscriber growth in domestic wireless cellular services has averaged over 32% per year.

     CBIS has leveraged its billing expertise in the wireless communications market to grow its cable television industry billing market share to 18% during 1997, and the Company is further expanding its billing solutions in the broadband services market. CBIS' solutions also support bundled telephone and entertainment services provided by cable television system operators in the U.S. and Europe.

     CBIS' top five clients in 1997 were AT&T, 360 degrees Communications, Ameritech, CBT and Comcast, which collectively accounted for 74% of CBIS' 1997 revenues. See "Risk Factors -- Client Concentration."

  MATRIXX

     MATRIXX principally focuses on developing long-term strategic outsourcing relationships with large clients in the communications, technology, financial services and consumer products industries. MATRIXX focuses on clients in these industries because of the complexity of services required, the anticipated growth of their businesses and their continuing need for customer management solutions. MATRIXX provides a full range of customer management services to clients including AT&T, Sprint/Sprint Spectrum, DIRECTV(R), American Express, Procter & Gamble and Microsoft. The Company provides technical support services to leading technology companies such as Gateway International and Intel.

     MATRIXX's top five clients in 1997 were AT&T, DIRECTV(R), American Express, Gateway International and Lucent Technologies, which collectively accounted for approximately 57% of MATRIXX's 1997 pro forma revenues. See "Risk
Factors -- Client Concentration."

SALES AND MARKETING

     The Company has a direct sales force and sales support organization of approximately 200 sales and marketing personnel, focused on the leading companies in its target industries in both North America and Europe. The Company uses a consultative approach to client sales and generally focuses its marketing efforts at the senior executive levels where decisions are made with respect to outsourcing critical billing and customer management functions. Once a client has made the decision to outsource, the Company works closely with the client to identify current and prospective needs and develop a solution, typically customized, designed to address those needs and reduce the client's capital investment and overall costs.

     The Company's strategic relationships with clients are primarily conducted pursuant to multi-year contracts which vary by client and generally contain annual revenue commitments or exclusivity provisions, annual rate adjustments based upon consumer price index increases, performance benchmarks, renewal/extension options, limited termination provisions or renewal periods and exit payments in the event of an early termination.

OPERATIONS

     The Company operates three data centers in Orlando, Florida, Cincinnati, Ohio, and Jacksonville, Florida, comprising approximately 150,000 square feet of space. Approximately 76,000 terminals are connected via 40 external networks to the Company's data centers. Over 400 data center operations and production support employees service the Company's data centers.

     The Company's technologically advanced data centers in Cincinnati, Ohio and Orlando, Florida provide twenty-four hour per day, seven days a week availability (with redundant power and communication feeds and emergency power backup supplied by diesel generators) and are designed to withstand most environmental disasters. Over 500 million on-line transactions are executed and 16 million bills are processed on a monthly basis from the Company's mainframe and open systems facilities which can process over 3,400 million instructions per second (MIPS), store over 16 terabytes (trillion bytes) of information and provide back-up capacity in the unlikely event that any one data center become inoperative.

     The Company operates 34 U.S. and four international call centers twenty-four hours per day, with seven days a week availability, averaging 66,750 square feet per center, with over 15,000 available production workstations. These call centers handled approximately 400 million customer calls during 1997 (pro forma for the Transtech Acquisition).

     The capacity of the Company's data center and call center operations coupled with the scalability of the Company's billing and customer management systems enable the Company to meet initial and on-going needs of large scale and rapidly growing projects. By employing the scale and efficiencies of common application platforms, the Company is able to provide client specific enhancements and modifications without incurring all the costs of a custom application. This allows the Company to position itself as a low cost value-added provider of billing and customer support solutions.

TECHNOLOGY, RESEARCH & DEVELOPMENT

     The Company intends to continue to emphasize the design, development and deployment of scalable, customer management systems to increase its market share, both domestically and internationally. The Company intends to pursue this objective by continuing its substantial investment in expanding and enhancing its customer management solutions. During 1997, the Company spent $76.5 million (excluding Year 2000 costs) for research and development to advance the functionality, flexibility and scalability of its solutions portfolio.

     The Company's Precedent 2000 billing solution employs state-of-the art open systems, client/server technology for real-time customer activations, inquiries and adjustments, call detail collection and rating, and on-demand bill processing. Its three-tier distributed processing architecture utilizes advanced technology for ease of information access, as well as an intuitive graphical user interface for streamlined customer service that provides quick response and resolution.

     The Company's technical capabilities are comprehensive, ranging from OS/390 COBOL based batch processing to open systems, client/server based real-time processing applications. To maintain its continued technical leadership position in the industry, the Company is also investing in (i) object-oriented analysis, design and programming technologies to achieve reuse, higher quality, and faster time to market, and (ii) new development tools, such as Java, to capitalize on advancements in the software industry.

     The Company's call centers employ advanced technology that integrates digital switching, intelligent call routing and tracking, proprietary workforce management systems, proprietary software systems, interactive voice response techniques, computer telephony integration and relational database management systems. This technology enables the Company to improve its call handling and personnel scheduling thereby increasing its efficiency and enhancing the quality of the services it delivers to its clients and their customers. The Company also provides services using electronic media such as e-mail and the Internet. The Company had an estimated 600,000 Web-based e-mail contacts from clients' customers in 1997.

     The Company's intellectual property consists primarily of proprietary software systems protected under copyright law and trademarks and service marks registered in the U.S. Patent and Trademark Office. The Company also has patents, granted and pending, covering certain advanced interactive voice response inventions.

PERSONNEL AND TRAINING

     The Company considers its employees to be a key component of its success. Therefore, the Company is continually refining its systematic approach to hiring, training and managing qualified personnel.

     The Company offers extensive training, including leadership and management seminars, for its personnel, including managers, customer service representatives and software professionals. The Company conducts extensive market, product and technology specific training for its customer service representatives designed to make them proficient in representing a specific client's products and services. In addition, the Company conducts extensive technical training for its software development staff on topics ranging from introductory systems development through application specific expertise. See "Risk Factors -- Dependence on Personnel; Labor Costs."

COMPETITION

     The industries in which the Company competes are extremely competitive. The Company's competitors include (i) existing clients and potential clients with substantial resources and the ability to provide billing and customer management solutions internally, (ii) other billing software and/or services companies such as Alltel Corporation, Amdocs, CSG Systems International, Kenan Systems, LHS Group, Saville Systems and USCS Corporation, (iii) other teleservices companies, such as APAC Teleservices Inc., SITEL Corporation, Inc., Sykes International, TeleTech Holdings, Inc. and West Teleservices Corporation and (iv) systems integration companies, such as American Management Systems, Andersen Consulting, EDS, and SEMA Group. In addition, niche providers or new entrants could capture a segment of the market by developing new systems or services that could impact the Company's market potential.

     The Company believes that the principal competitive factors in its industry are service quality, sales and marketing skills, the ability to develop customized solutions, cost of services and technological expertise. The Company differentiates itself from its competitors based on its size and scale, service quality, breadth of services provided, industry and client focus, financial and technical resources, cost of services and business reputation. See "Risk
Factors -- Competition."

YEAR 2000

     The Company has devoted significant time and resources to achieve Year 2000 compliance. Accordingly, the Company will incur a substantial amount of Year 2000 programming costs to repair or replace non-compliant systems and application software prior to the new millennium. The Company began its Year 2000 efforts by assessing the Year 2000 compliance of all of its information systems in 1996. During 1997, the Company formalized its project plans for its Year 2000 compliance efforts and assembled an operating committee which meets regularly to direct and implement Year 2000 compliance. The Company expects these costs in 1998 to be in the range of $25 million to $35 million and to be lower in 1999. One of the Company's major billing systems and several ancillary systems are already Year 2000 compliant. Overall validation testing on certain other systems began in 1997 and the remaining testing is expected to begin no later than the first half of 1999. The demand for programming resources to address the Year 2000 issue worldwide could constrain the Company's ability to attract and retain the required resources and lead to increased labor costs for programming talent.

     In addition to its own operations, the Company's business depends on the information systems software and equipment of its vendors and clients. The Company is taking steps to test that the vendors' and clients' systems are Year 2000 compliant. To the extent that the Company's vendors and clients experience Year 2000 technology difficulties which materially affect their business, such difficulties could have a material adverse effect on the value of the Common Shares. See "Risk Factors -- Year 2000 Compliance."

EMPLOYEES

     The Company currently has over 21,300 employees, 400 independent contractors and 8,000 individuals provided by employment service agencies in more than eight countries. Of the U.S. employees, less than 0.5% are represented by the Communication Workers of America. The Company's labor agreement with this union expires in September 1999. The Company believes that it has good relations with its employees. See "Risk Factors -- Dependence on Personnel; Labor Costs."

PROPERTIES

     The Company leases space for offices, data centers and call centers on commercially reasonable terms. Domestic facilities are located in Arizona, California, Colorado, Florida, Georgia, Illinois, Missouri, Nebraska, North Carolina, Ohio, Oklahoma, Tennessee, Texas, Utah, Virginia, Wisconsin. International facilities are located in Paris, France, Newcastle, Slough, Romsey and Bristol, England, Winnipeg and Halifax, Canada, Bern, Switzerland and Utrecht, The Netherlands. In addition, the Company owns its operations and data center located in Jacksonville, Florida. The total square footage of such properties is approximately 3.6 million square feet, and the average Company call center consists of 66,750 square feet and 400 workstations. Upon the expiration or termination of any such leases, the Company expects that it could obtain comparable office space on commercially reasonable terms. The Company also leases substantially all of the computer hardware necessary to conduct its business pursuant to operating leases.

     The Company believes that its facilities and equipment are adequate and have sufficient productive capacity to meet its current needs.

CELLULAR TELEPHONE SERVICE LIMITED PARTNERSHIP INTEREST

     The Company has a 45% limited partnership interest in the Cellular Partnership, which operates a cellular telecommunications business in central and southwestern Ohio and northern Kentucky. The population of the territory served by the Cellular Partnership is in excess of 5 million persons, and the Company's proportionate share of this cellular market represents approximately
2.3 million POPs. The Company accounts for the partnership interest under the equity method of accounting. In 1997, the Company's equity in earnings of the Cellular Partnership was $14.7 million and the Company received $11.8 million in distributions from the Cellular Partnership.

     Ameritech Mobile Phone Service of Cincinnati, Inc. is the general partner and a limited partner in the Cellular Partnership with a combined partnership interest of approximately 53%; 360 degrees Communications Investment Company has a 1.2% limited partnership interest; and GIT-Cell, Inc. has a 0.7% limited partnership interest. The Company's beneficial ownership results from CBI's transfer and assignment to the Company of all of its rights, interests and obligations of a Voting Trust Agreement entered into as of April 1, 1998 between CBI and an independent trustee, whereby all of the shares of Cincinnati Bell Cellular Systems Inc. ("CBCS") were transferred to a trust. The CBCS shares were placed in the trust in order to satisfy the so-called "spectrum cap" rules (Section 20.6) of the Federal Communications Commission which restricts the amount of cellular and PCS spectrum which may be attributed to a single provider. Since another CBI affiliate has formed a joint venture with AT&T Wireless under which AT&T Wireless proposes to transfer its PCS license for the Dayton/Cincinnati markets to the venture, CBI transferred its limited partnership interest to the trust to diminish any difficulties with the proposed PCS license transfer. It is contemplated that when the PCS license transfer has been completed, the trust, under its terms, would terminate and the CBCS shares (and, thus, the whole 45% limited partnership interest owned by CBCS) would revert to the Company.

     The Cincinnati SMSA Limited Partnership Agreement authorizes the general partner to conduct and manage the business of the Partnership. Limited partners are entitled to their percentage share of income and cash distributions and shall meet capital calls or suffer a dilution of their interests. They may, if acting unanimously, replace a general partner who withdraws from the Cellular Partnership. All parties have the right to approve a transfer of a limited partner's Cellular Partnership interest and have a right to purchase a limited partnership interest proposed to be transferred at the offered price.

LEGAL PROCEEDINGS

     In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. At the date hereof, none of those proceedings is material to the Company's business, results of operations or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Set forth below is certain information concerning the executive officers of the Company and concerning the individuals who are serving as directors of the Company. The Articles require that directors be divided into three classes. At each annual meeting of shareholders, directors constituting a class are elected for a three-year term. Those individuals who are designated as Class I directors will hold office until the first annual meeting of the Company's shareholders after the Distribution, which is expected to be held in April 1999, those individuals who are designated Class II directors will hold office until the annual meeting of the shareholders in 2000 and those individuals who have been designated as Class III directors will hold office until the annual meeting of the shareholders in 2001. See "Description of Capital Stock -- Limitations on Change in Control." All of the Company's directors and officers are also directors and officers of CBI and will resign from those CBI positions on the consummation date of the Distribution.

           NAME              AGE                          POSITION
           ----              ---                          --------
Charles S. Mechem, Jr. ....  67    Chairman and Director -- Class II
James F. Orr...............  52    President and Chief Executive Officer and Director --
                                   Class II
William D. Baskett III.....  58    General Counsel and Secretary
David F. Dougherty.........  41    President -- Convergys Teleservices Group (MATRIXX)
Brian C. Henry.............  41    Chief Financial Officer of the Company and Chief
                                   Operating Officer of Convergys Information System
                                   Services Group (CBIS)
Robert P. Komin, Jr........  35    Vice President Finance and Treasurer of the Company
Robert J. Marino...........  51    President -- Convergys Information System Services
                                   Group (CBIS)
Ronald E. Schultz..........  43    Chief Operating Officer of Convergys Teleservices Group
                                   (MATRIXX)
John F. Barrett............  48    Director -- Class II
Judith G. Boynton..........  43    Director -- Class I
Roger L. Howe..............  63    Director -- Class III
Steven C. Mason............  62    Director -- Class III
Brian H. Rowe..............  66    Director -- Class I

     Charles S. Mechem, Jr. has been elected a Class II director of the Company and Chairman of the Board of the Company. He has been the Chairman of the Board of CBI since 1996. He is the Commissioner Emeritus of the Ladies Professional Golf Association ("LPGA"). From 1991 to 1995, he was the Commissioner of the LPGA. From 1993 to 1995, he was the Chairman of the United States Shoe Corporation. He serves as a director of CBI, AGCO, Mead Corporation, Ohio National Life Insurance Company, J. M. Smucker Company, Star Banc Corp. and its subsidiary, Star Bank, N.A. He is the Chairman of the Executive Committee and the Chairman of the Governance and Nominating Committee.

     James F. Orr has been elected a Class II director of the Company and President and Chief Executive Officer of the Company. He has been the Chief Operating Officer of CBI since 1996. He has been Chairman of the Board of CBIS since 1996. He has been Chairman of the Board of MATRIXX since 1997. From 1995 to 1996, he was the Executive Vice President of CBI and President and Chief Executive Officer of CBIS. In 1994, he was the Chief Operating Officer of CBIS. From 1993 to 1994, he was the President and Chief Executive Officer of MATRIXX. He serves as a Director of CBI. He is a member of the Executive Committee.

     William D. Baskett III has been elected General Counsel and Secretary of the Company. He has been the Secretary of CBI since 1997. He has been the General Counsel and Chief Legal Officer of CBI since 1993. From 1970 to 1997, he was a partner of Frost & Jacobs LLP. From 1983 to 1993, he was the Chief Counsel to CBI.

     David F. Dougherty has been elected President - Convergys Teleservices Group. He has been the President and Chief Executive Officer of MATRIXX since 1995. From 1993 to 1994, he was the Chief Operating Officer of MATRIXX. From 1991 to 1993, he was the President of the Consumer Division of MATRIXX. From 1990 to 1991, he was the Vice President of Marketing of MATRIXX.

     Brian C. Henry has been elected Chief Financial Officer of the Company and Chief Operating Officer of Convergys Information System Services Group. Since April 1998, he has been the Chief Operating Officer of CBIS. He has been the Executive Vice President and Chief Financial Officer of CBI since 1993.

     Robert P. Komin, Jr. has been elected Vice President Finance and Treasurer of the Company. Since 1996, he has been the Vice President Finance and Planning of CBI. From 1995 to 1996, he was the Director of Finance and Planning of CBI. From 1994 to 1995, he was a Product Marketing Manager at Rogue Wave Software. From 1993 to 1994, he was the Manager of Corporate Planning and Analysis for Mentor Graphics Corp.

     Robert J. Marino has been elected President - Convergys Information System Services Group. He has been the President and Chief Executive Officer of CBIS since 1996. From 1995 to 1996, he was the Chief Operating Officer of CBIS. From 1993 to 1995, he was the President of the Northeast region of Nextel Communications.

     Ronald E. Schultz has been elected Chief Operating Officer of Convergys Teleservices Group. He has been Chief Operating Officer of MATRIXX since 1996. From 1993 to 1996, he was the Managing Director and Executive Vice President of Inacom. From 1992 to 1993, he was the Vice President of Strategic Business Development of Inacom.

     John F. Barrett has been elected a Class II director of the Company. He has been the President and Chief Executive Officer of The Western and Southern Life Insurance Company ("Western and Southern") since 1994. From 1989 to 1994, he was the President and Chief Operating Officer of Western and Southern. From 1987 to 1989, he was the Executive Vice President and Chief Financial Officer of Western and Southern. He serves as a director of CBI, Western and Southern, Fifth Third Bancorp and its subsidiary, The Fifth Third Bank, and The Andersons, Inc. He is Chairman of the Audit and Finance Committee and a member of the Compensation and Benefits Committee and the Executive Committee.

     Judith G. Boynton has been elected a Class I director of the Company. She has been the Chief Financial Officer of Polaroid Corporation since 1998. From 1996 to 1998, she was the Vice President and Controller of Amoco Corporation ("Amoco"). From 1994 to 1996, she was the General Manager-Auditing of Amoco. From 1993 to 1994, she was the Controller of Amoco Oil Company. She serves as a director of CBI. She is a member of the Audit and Finance Committee and the Governance and Nominating Committee.

     Roger L. Howe has been elected a Class III director of the Company. From 1988 to 1997, he was the Chairman of the Board of U.S. Precision Lens, Inc. ("Precision Lens"). From 1970 to 1998, he was the Chairman of the Board and Chief Executive Officer of Precision Lens. He serves as a director of CBI, Baldwin Piano & Organ Co., Cintas Corporation, and Star Banc Corp. and its subsidiary Star Bank, N.A. He is a member of the Audit and Finance Committee and the Governance and Nominating Committee.

     Steven C. Mason has been elected a Class III director of the Company. From 1992 to 1997, he was the Chairman of the Board, Chief Executive Officer and President of Mead Corporation. He serves as a director of CBI, PPG Industries, Inc. and Elder Beerman Stores. He is the Chairman of the Compensation and Benefits Committee and a member of the Executive Committee and the Governance and Nominating Committee.

     Brian H. Rowe has been elected a Class I director of the Company. From 1993 to 1995, he was the Chairman of General Electric Aircraft Engines ("GEAE"). From 1979 to 1993, he was the President and Chief Executive Officer of GEAE. From 1979 to 1993, he was the Senior Vice President of the General Electric Company. He serves as a director of CBI, Stewart & Stevenson Services, Inc., B/E Aerospace, Textron Inc., The Fifth Third Bank and Canadian Marconi Company. He is a member of the Audit and Finance Committee and the Compensation and Benefits Committee.

ANNUAL MEETING

     The Regulations provide that the annual meeting of shareholders will be held at such place as may be designated in the notice of meeting and shall be held in the fourth month following the Company's fiscal year end on such date as the Board of Directors may from time to time determine. The first annual meeting for which proxies will be solicited from shareholders will be held in April 1999.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Committees established by the Board of Directors to assist it in the discharge of its responsibilities are described below. The biographical information on each director which is set forth above, identifies the Committee memberships currently held by each director.

     The Executive Committee has four members, two of whom are officers of the Company. The Committee meets on call whenever needed and has authority to act on most matters during the intervals between Board meetings, except for those matters reserved to the full Board of Directors by the OGCL.

     The Audit and Finance Committee has four members, none of whom is an officer of the Company. The Committee meets with management to consider the adequacy of the internal controls and the objectivity of financial reporting. The Committee also meets with the independent auditors and with appropriate financial personnel and internal auditors of the Company regarding these matters. The Committee recommends to the Company Board the appointment of the independent accountants, subject to ratification by the shareholders at the annual meeting. Both the internal auditors and the independent accountants periodically will meet alone with the Committee and will have unrestricted access to the Committee. In addition, the Committee reviews the capital structure of the Company, short-term borrowing limits, proposed financings, options available for the financing of all material acquisitions by the Company, the Company's dividend policy, the Company's benefit plans, the performance of the portfolio managers of such plans and pension plan funding. From time to time, the Committee will make such reports and recommendations to the Board with respect to the foregoing as it deems appropriate.

     The Compensation and Benefits Committee has three members, none of whom is an officer of the Company. It makes recommendations to the Company Board with respect to the compensation of directors and executives of the Company. The Compensation Committee also reviews and approves the Company's employee benefit plans.

     The Governance and Nominating Committee has four members, one of whom is an officer of the Company. The Committee reviews the performance of senior management, recommends candidates for director, monitors the scope and performance of Board committees, and suggests to the Board shareholder concerns to be addressed.

COMPENSATION OF DIRECTORS

     Directors who are also employees of the Company receive no remuneration for serving as directors or committee members. Non-employee directors will receive an annual retainer of $16,000 and a meeting fee of $1,000 for each Board or committee meeting attended. The Chairmen of the Audit and Finance Committee and the Compensation and Benefits Committee receive an additional fee of $3,000 per year for serving as Chairmen of those committees. In lieu of the annual retainer and individual meeting fees, Mr. Mechem, as Chairman of the Board, will receive an annual fee of $300,000 and supplemental medical insurance, the cost of which is approximately $1,941 per year.

     Directors may elect to defer the receipt of all or a part of their fees and retainers under the Company Deferred Compensation Plan for Non-Employee Directors (the "Directors Deferred Compensation Plan"). Amounts so deferred earn interest, compounded quarterly, at a rate equal to the average interest rate for ten-year United States Treasury notes for the previous quarter. Whether or not a director elects to defer any fees or retainers, on each January 1 an amount
equivalent in value to      Common Shares automatically will be credited to a
share account under the Directors Deferred Compensation Plan for each active director. Amounts credited to a director's share account will be assumed to be invested and reinvested in Common

Shares. Accounts under the Directors Deferred Compensation Plan will be paid out in cash, in one lump sum or up to ten annual installments, when the director leaves the Board. However, amounts credited to a share account will be subject to forfeiture if the director leaves the Board (other than by reason of death) prior to completing at least five years service as a non-employee director.

     Non-employee directors also will receive stock options pursuant to the 1998 LTIP. Each non-employee director of the Company upon his or her initial appointment or election as a director will receive an option to purchase
            Common Shares. (The initial stock option grants will be
Common Shares for Mr. Mechem and           Common Shares for Messrs. Barrett,
Howe, Mason and Rowe and Mrs. Boynton.) On the date of each annual shareholder meeting subsequent to a director's initial election or appointment, he or she
will receive an option to purchase             Common Shares, provided that such
non-employee director continues in office subsequent to that year's annual meeting of shareholders. The exercise price for each option granted is 100% of the fair market value of the Common Shares on the date of grant.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     No present or future officer or director currently owns any Common Shares of the Company, all of which are currently owned by CBI. Such directors and officers will receive Common Shares in the Distribution in respect of shares of CBI common shares held by them on the record date for the Distribution. In addition, effective as of the Closing Date of the Offering, Messrs. Orr, Marino, Dougherty, Baskett, Henry, Schultz and Komin will be granted options to purchase Common Shares ("Company Options") and granted restricted Common Shares ("Company Restricted Stock") under the 1998 LTIP. Other directors and officers of the Company will receive Company Options and Company Restricted Stock in respect of CBI Share Awards at the consummation date of the Distribution. For purposes of this Prospectus, "CBI Share Awards" means options to purchase CBI common shares ("CBI Options") and awards of CBI common shares which are subject to restrictions ("CBI Restricted Stock") under the share-based plans heretofore maintained by CBI for its directors and employees. See "Management -- Executive Compensation" and "Relationship Between the Company and CBI -- Employee Benefits Agreement." The following table sets forth the number of CBI common shares
beneficially owned on             , 1998 by each of the Company's directors and
director nominees, the executive officers named in the Summary Compensation Table below and all directors and executive officers of the Company as a group. No individual director or officer beneficially owned more than 1.0% of the CBI common shares outstanding.

                                                              SHARES BENEFICIALLY
                                                                  OWNED AS OF         PERCENT OF
NAME                                                                1998(1)          COMMON SHARES
----                                                          -------------------    -------------
John F. Barrett(2)(3).......................................
William D. Baskett III......................................
Judith G. Boynton...........................................
David F. Dougherty..........................................
Brian C. Henry..............................................
Robert P. Komin, Jr. .......................................
Robert J. Marino............................................
Steven C. Mason.............................................
Charles S. Mechem, Jr.  ....................................
James F. Orr................................................
Brian H. Rowe...............................................
Ronald E. Schultz...........................................
All Directors and Officers as a group (consisting of
  persons, including those named above).....................

------------
(1) Includes common shares subject to outstanding options under the CBI Long Term Incentive Plan and the CBI Directors Stock Option Plan which are exercisable by such individuals within 60 days. The following options are
    included in the totals:             CBI common shares for Mr. Orr;
                CBI common shares for Mr. Marino;             CBI common shares
    for each of Messrs. Barrett and Mechem;             CBI common shares for
    each of Messrs. Howe and Rowe; and             CBI common shares for each of
    Mrs. Boynton and Mr. Mason.

(2) Includes CBI common shares held directly by members of the director's or officer's family who have the same home as the director or officer but as to which the director or officer disclaims beneficial ownership:
    for Mr. Barrett and             for other officers.

(3) Does not include CBI common shares held by The Western and Southern Life Insurance Company of which Mr. Barrett is President and Chief Executive Officer. Mr. Barrett disclaims beneficial ownership of those shares.

  * Denotes beneficial ownership of less than 1%.

    Options to purchase Common Shares may be granted to directors, officers and other key employees of the Company in the future under the 1998 LTIP.
See -- "1998 LTIP."

EXECUTIVE COMPENSATION

     The following table sets forth certain compensation information for the chief executive officer and the four other executive officers of the Company as of December 31, 1997 who, based on employment with CBI and its subsidiaries, were the most highly compensated for the year ended December 31, 1997. All of the information set forth in this table reflects compensation earned by such individuals for services with CBI and its subsidiaries.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG TERM COMPENSATION
                                                                               -----------------------------------
                                                                                       AWARDS             PAYOUTS
                                              ANNUAL COMPENSATION              -----------------------   ---------
                                     --------------------------------------    RESTRICTED   SECURITIES   LONG TERM
                                                               OTHER ANNUAL      STOCK      UNDERLYING   INCENTIVE    ALL OTHER
                                                               COMPENSATION      AWARDS      OPTIONS      PAYOUTS    COMPENSATION
NAME AND PRINCIPAL POSITION   YEAR   SALARY ($)    BONUS ($)       ($)            ($)          (#)          ($)         ($)(A)
---------------------------   ----   ----------    ---------   ------------    ----------   ----------   ---------   ------------
James F. Orr................  1997    $370,000     $284,000        (b)             $0         43,800        $0         $31,344
President & CEO

Brian C. Henry..............  1997    $320,000     $170,400        (b)             $0         28,400        $0         $19,719
Chief Financial Officer of
the Company and Chief
Operating
Officer -- Convergys
Information System Services
Group ("CBIS")
Charles S. Mechem, Jr. .....  1997    $300,000(c)  $      0        $0              $0          4,000        $0         $15,219

Robert J. Marino............  1997    $270,000     $177,601        (b)             $0         27,000        $0         $ 9,500
President -- Convergys
Information System Services
Group ("CBIS")

David F. Dougherty..........  1997    $240,000     $ 36,920        (b)             $0         27,000        $0         $     0
President -- Convergys
Teleservices Group
("MATRIXX")

------------
(a) Represents CBI contributions to defined contribution savings plans and deferred compensation plans.

(b) Does not include the value of perquisites and other personal benefits because the total amount of such compensation, if any, does not exceed the lesser of $50,000 or 10% of the total amount of the annual salary and bonus for the individual for that year.

(c) For serving as Chairman of the Board of CBI.

GRANTS OF STOCK OPTIONS

     The following table shows all individual grants of options to purchase CBI common shares to the named executive officers during the fiscal year ended December 31, 1997:

                                   NUMBER OF    % OF TOTAL                           POTENTIAL REALIZABLE VALUE AT
                                   SECURITIES    OPTIONS                                ASSUMED ANNUAL RATES OF
                                   UNDERLYING   GRANTED TO   EXERCISE                 STOCK PRICE APPRECIATION FOR
                                    OPTIONS     EMPLOYEES    OR BASE                         OPTION TERM(B)
                                    GRANTED     IN FISCAL     PRICE     EXPIRATION   ------------------------------
              NAME                   (#)(A)        YEAR       ($/SH)       DATE         5%($)            10%($)
              ----                 ----------   ----------   --------   ----------   ------------    --------------
James F. Orr.....................    43,800        3.1%      $30.188      1/2/07       $831,280        $2,149,911
Brian C. Henry...................    28,400        2.0%      $30.188      1/2/07       $539,003        $1,366,125
Charles S. Mechem, Jr. ..........     4,000        0.3%      $27.094     4/28/07       $176,436        $  281,019
Robert J. Marino.................    27,000        1.9%      $30.188      1/2/07       $512,433        $1,298,781
David F. Dougherty...............    27,000        1.9%      $30.188      1/2/07       $512,433        $1,298,781

------------
(a) The material terms of the options granted to officers other than Mr. Mechem are: grant type, non-statutory; grant price, fair market value on grant date; exercisable 25% after one year, an additional 25% after the second year and the remaining 50% after the third year; term of grant, 10 years; except in case of retirement, disability or death, any unexercised or unexercisable options are cancelled upon termination of employment. The material terms of the options granted to Mr. Mechem are: grant type, non-staturory; grant price, fair market value on grant date; exercisable immediately; term of grant, 10 years; any unexercised options are cancelled six months after ceasing to be a director, except in case of retirement or death.

(b) As required by rules of the Securities and Exchange Commission (the "SEC"), potential values stated are based on the prescribed assumption that CBI's common shares will appreciate in value from the date of grant to the end of the option term (ten years from the date of grant) at annualized rates of 5% and

10% (total appreciation of 62.8% and 159.3%) resulting in values of approximately $49.88 and $79.29 and $44.11 and $70.25 for all options expiring on April 28, 2007. They are not intended, however, to forecast possible future appreciation, if any, in the price of CBI's common shares. The total of all stock options granted to employees, including executive officers, during fiscal 1997 was approximately 1.57% of the total CBI common shares outstanding during the year. As an alternative to the assumed potential realizable values stated in the above table, the SEC rules would permit stating the present value of such options at date of grant. Methods of computing present values suggested by different authorities can produce significantly different results. Moreover, since stock options granted by CBI are not transferable, there are no objective criteria by which any computation of present value can be verified. Consequently, CBI's management does not believe there is a reliable method of computing the present value of such stock options for proxy disclosure purposes.

AGGREGATE OPTION EXERCISES

     The following table shows aggregate CBI option exercises in the last fiscal year and fiscal year-end values:

                                                                   NUMBER OF
                                                                  SECURITIES
                                                                  UNDERLYING       VALUE OF UNEXERCISED
                                                                  UNEXERCISED          IN-THE-MONEY
                                                                  OPTIONS AT            OPTIONS AT
                                                                  FY-END (#)          FY-END ($) (A)
                              SHARES ACQUIRED      VALUE       EXERCISABLE (E)/      EXERCISABLE (E)/
            NAME              ON EXERCISE (#)   REALIZED ($)   UNEXERCISABLE (U)    UNEXERCISABLE (U)
            ----              ---------------   ------------   -----------------   --------------------
James F. Orr................       70,000        $1,471,859        E 75,300            E$1,452,162
                                                                   U439,700            U 1,268,604
Brian C. Henry..............      110,000        $2,110,000       E 123,650            E$2,627,819
                                                                   U128,400            U   126,160
Charles S. Mechem, Jr. .....            0        $        0        E 36,000            E$  288,860
                                                                   U      0           U          0
Robert J. Marino............            0        $        0        E 35,000            E$  596,465
                                                                   U 42,000            U   233,319
David F. Dougherty..........       18,000        $  443,529        E 37,550            E$  782,332
                                                                   U 49,650            U   341,130

------------
(a) Values stated based on the fair market value (average of the high and low) of $31.00 per share of the CBI common shares on the NYSE on December 31, 1997.

LONG TERM INCENTIVE PLAN AWARDS TABLE

     Since no awards pursuant to any long-term incentive plans were made to any named executive officer in the fiscal year ended December 31, 1997, no table has been included.

PENSION PLANS

     Prior to the Distribution, the Company's management employees will be participants in both the CBI Management Pension Plan and a supplementary pension plan known as the CBI Pension Program. Effective at the time of the Distribution, the Company will adopt a pension plan (the "Company Pension Plan") that will replicate, in all material respects, the CBI Management Pension Plan and which will be a non-contributory pension plan which covers substantially all eligible management and hourly employees of the Company, including Messrs. Orr, Henry, Marino and Dougherty. The Company also will adopt a non-contributory supplementary pension plan (the "Company Pension Program") that will replicate in all material respects the CBI Pension Program and which will provide supplementary pensions for designated senior managers of the Company, including Messrs. Orr, Henry, Marino and Dougherty. Participants will be given full credit under both the Company Pension Plan and the Company Pension Program for service and compensation accrued under the CBI Management Pension Plan and the CBI Pension Program, respectively.

     Under the Company's Pension Program, a participant's pension at retirement will be 50% of the participant's average monthly compensation for the high 36 month period during the 60 month period preceding retirement, reduced by benefits payable under the Company's Pension Plan (including amounts which are intended to supplement or be in lieu of benefits under the Company's Pension Plan) and Social Security benefits. There will be a reduction of 2.5% for each year by which the sum of the participant's years of age and years of service at retirement total less than 75 and, generally, no benefits will be payable if the participant leaves prior to attaining age 55 and completing at least 10 years of service.

     The benefit formula under the Company's Pension Plan will be a cash balance formula. Under this formula, each participant will have an account to which pension credits will be allocated at the end of each year based upon the participant's age and covered compensation for the year. To the extent that a participant's covered compensation exceeds the Social Security wage base, additional pension credits will be given for such excess compensation. The following chart shows the pension credits which will be given at the ages indicated:

      ATTAINED AGE                               PENSION CREDITS
      ------------                               ---------------
Less than 30 years         2.50% of total covered compensation plus 2.50% of excess
                           compensation
30 but less than 35 years  2.75% of total covered compensation plus 2.75% of excess compensation
35 but less than 40 years  3.25% of total covered compensation plus 3.25% of excess compensation
40 but less than 45 years  4.00% of total covered compensation plus 4.00% of excess compensation
45 but less than 50 years  5.25% of total covered compensation plus 5.25% of excess compensation
50 but less than 55 years  6.50% of total covered compensation plus 6.50% of excess compensation
55 or more years           8.00% of total covered compensation plus 8.00% of excess
                           compensation

     At the end of each year, a participant's account also will be credited with assumed interest at the rate of 8.125% per annum for 1998 and 4% per annum for subsequent years.

     If Messrs. Orr, Henry, Marino and Dougherty continue in employment and retire at the normal retirement age of 65, based upon the minimum base salary and bonus targets set forth in their employment agreements (see "Employment Agreements" below), their estimated straight life annuity annual pension amounts under both the Company Pension Plan and the Company Pension Program combined, prior to deduction for Social Security benefits, would be: $544,000 for Mr. Orr, $220,000 for Mr. Henry, $232,500 for Mr. Marino and $232,500 for Mr. Dougherty. These annual pension amounts would be reduced: in the case of Mr. Orr (age 52 and nine years of service), if he retires prior to age 59; in the case of Mr. Henry (age 41 and five years of service) if he retires prior to age 55; in the case of Mr. Marino (age 50 and two years of service), if he retires prior of age 61; and in the case of Mr. Dougherty (age 41 and eight years of service), if he retires prior to age 55.

     Federal laws place limits on pensions that may be paid from the trust to be established in conjunction with the Company's Pension Plan. Pension amounts based on the Company Pension Plan formula which exceed the applicable limitations, and all amounts payable under the Company Pension Program formula, will be paid as operating expenses.

EMPLOYMENT AGREEMENTS

     The Company has entered into an Employment Agreement with Mr. Orr which provides for the employment and retention of Mr. Orr for a four year term commencing on the Closing Date, subject to automatic one year extensions unless terminated prior to the beginning of the final year. The Employment Agreement provides for a minimum base salary of $660,000 per year; a minimum bonus target
of $429,000 per year; an initial grant of options to purchase      Common
Shares, vesting 25% after one year, 50% after two years, 75% after three years
and 100% after four years; a restricted stock grant of      Common Shares,
vesting 100% after four years; and annual grants of long-term incentives (options and performance shares) with a present value of not less than $1,353,000. If Mr. Orr's employment is terminated within two years after a change in control or if Mr. Orr elects to leave within 90 days after a change in control, he will receive a lump sum payment equal to three times the sum of his base salary and bonus target and benefits will continue to be provided for three years. If Mr. Orr's employment is terminated by the Company without cause, he will receive a lump sum severance payment equal to his base salary and bonus target for the remainder of the Employment Agreement term (but not less than two times the sum of his base salary and bonus target) and benefits will continue to be provided for the remainder of the Employment Agreement term (or, if longer, for two years).

     The Company has entered into an Employment Agreement with Mr. Marino which provides for the employment and retention of Mr. Marino for a four year term commencing on the Closing Date, subject to automatic one year extensions unless terminated prior to the beginning of the final year. The Employment Agreement provides for a minimum base salary of $305,000 per year; a minimum bonus target
of $160,000 per year; an initial grant of options to purchase      Common
Shares, vesting 25% after one year, 50% after two years, 75% after three years
and 100% after four years; a restricted stock grant of      Common Shares,
vesting 100% after four years; and annual grants of long-term incentives (options and performance shares) with a present value of not less than $305,000. If Mr. Marino's employment is terminated within two years after a change in control or if Mr. Marino elects to leave within 90 days after a change in control, he will receive a lump sum payment equal to three times the sum of his base salary and target bonus and benefits will continue to be provided for three years. If Mr. Marino's employment is terminated by the Company without cause, he will receive a lump sum severance payment equal to his base salary and bonus target for the remainder of the Employment Agreement term (but not less than two times the sum of his base salary and bonus target) and benefits will continue to be provided for the remainder of the Employment Agreement term (or, if longer, for two years).

     The Company has entered into an Employment Agreement with Mr. Dougherty which provides for the employment and retention of Mr. Dougherty for a four year term commencing on the Closing Date, subject to automatic one year extensions unless terminated prior to the beginning of the final year. The Employment Agreement provides for a minimum base salary of $305,000 per year; a minimum bonus target of $160,000 per year; an initial grant of options to purchase
     Common Shares, vesting 25% after one year, 50% after two years, 75% after
three years and 100% after four years; a restricted stock grant of      Common
Shares, vesting 100% after four years; and annual grants of long-term incentives (options and performance shares) with a present value of not less than $305,000. If Mr. Dougherty's employment is terminated within two years after a change in control or if Mr. Dougherty elects to leave within 90 days after a change in control, he will receive a lump sum payment equal to three times the sum of his base salary and bonus target and benefits will continue to be provided for three years. If Mr. Dougherty's employment is terminated by the Company without cause, he will receive a lump sum severance payment equal to his base salary and bonus target for the remainder of the Employment Agreement term (but not less than two times the sum of his base salary and target bonus) and benefits will continue to be provided for the remainder of the Employment Agreement term (or, if longer, for two years).

     CBIS has entered into an Employment Agreement with Mr. Henry which provides for the employment and retention of Mr. Henry for a four year term commencing on the Closing Date, subject to automatic one year extensions unless terminated prior to the beginning of the final year. The Employment Agreement provides for a minimum base salary of $320,000 per year and a minimum bonus target of $120,000 per year. If Mr. Henry's employment is terminated within two years after a change in control or if Mr. Henry elects to leave within 90 days after a change in control, he will receive a lump sum payment equal to 2.99 times his base salary. If Mr. Henry's employment is terminated by the Company without cause, he will receive a lump sum severance payment equal to two times his base salary.

1998 LTIP

     The Company intends to adopt, with the approval of CBI in its capacity as the sole shareholder of the Company, the 1998 LTIP. The 1998 LTIP will be administered by the Compensation and Benefits Committee. The following description of the 1998 LTIP is qualified by reference to the full text thereof, a copy of which will be filed as an exhibit to the Registration Statement.

PARTICIPANTS

     The Compensation and Benefits Committee will select the employees who are eligible to receive awards under the 1998 LTIP. No determination has yet been made as to the number of employees of the Company who will be eligible to participate in the 1998 LTIP. However, as described under Relationship Between the Company and CBI -- Employee Benefits Agreement, persons holding options to purchase CBI common shares granted under the CBI Long Term Incentive Plan (approximately 415 persons as of March 31, 1998) are expected to receive options for an equal number of Common Shares as of the \Distribution Date. In addition, persons holding CBI common shares issued as restricted stock under the CBI Long Term Incentive Plans (approximately 32 persons as of March 31, 1998) are expected to receive grants of restricted Common Shares under the Company's 1998 LTIP.

SHARES AVAILABLE

     A total of      Common Shares may be issued under the 1998 LTIP. Of this
number, a maximum of      Common Shares may be issued in conjunction with
incentive stock options ("ISOs") and not more than Common      Shares may be
issued to any one person. Any Common Shares issued under the 1998 LTIP may consist, in whole or in part, of authorized and unissued Common Shares or Common Shares held as treasury shares or Common Shares purchased in the open market. If any Common Shares subject to any award are forfeited or the award terminates without the issuance of such Common Shares, the Common Shares subject to such award, to the extent of any such forfeiture or termination, will again be available for grant.

TYPES OF AWARDS

     Awards under the 1998 LTIP may be in any one or a combination of the following: (a) stock options, including ISOs, (b) stock appreciation rights ("SARs"), in tandem with stock options or free standing, (c) restricted stock,
(d) performance shares and performance units conditioned upon meeting certain performance criteria and (e) other awards valued in whole or in part by reference to or otherwise based on Common Shares or other securities of the Company or any of its subsidiaries ("other stock unit awards"). In addition, in connection with any award or deferred award, payments may also be made representing dividends or interest or their equivalents.

STOCK OPTIONS

     The 1998 LTIP will provide that the purchase price of Common Shares purchasable under any stock option shall not be less than 100% of the fair market value of the Common Shares on the date that the option is granted, except that, in the case of an option which is not an ISO, the purchase price may be less than 100% of the fair market value of the Common Shares on the date the option is granted. The purchase price of options issued in conjunction with the Offering will be the Offering price. Payment of the purchase price for option shares must be made in cash or by delivery of other Common Shares of the Company or other property, or a combination thereof, having a fair market value equal to the purchase price of the option shares.

     The period of any option will be determined by the Compensation and Benefits Committee, but no ISO may be exercised later than 10 years after the date of grant. The aggregate fair market value, determined at the date of grant of the ISO, of Common Shares for which ISOs are exercisable for the first time during any calendar year as to any participant shall not exceed the maximum limitation in Section 422 of the Code.

STOCK APPRECIATION RIGHTS

     A SAR represents the right to receive payment of a sum not to exceed the amount, if any, by which the fair market value of the Common Shares on the date of exercise of the SAR exceeds the grant price of the SAR. The grant price (which shall not be less than the fair market value of the Common Shares on the date of the grant) and other terms of the SAR shall be determined by the Compensation and Benefits Committee. A SAR may be granted free-standing or in tandem with new options or after the grant of a related option which is not an ISO. Upon the exercise of a SAR, payment may be made in cash, Common Shares or other property, or a combination thereof, as the Compensation and Benefits Committee shall determine.

RESTRICTED STOCK

     Restricted stock will consist of Common Shares which are subject to such conditions, restrictions and limitations as the Compensation and Benefits Committee determines to be appropriate. Restricted stock will be awarded without consideration other than the rendering of services or the payment of any minimum amount required by law, unless the Compensation and Benefits Committee decides otherwise. With respect to Common Shares awarded as restricted stock, the recipient shall have all rights of a shareholder of the Company, including the right to vote and the right to receive cash dividends, unless the Compensation and Benefits Committee shall otherwise determine. Any Common Shares issued with respect to restricted stock as a result of a stock split, stock dividend or similar transaction shall be restricted to the same extent as such restricted stock, unless otherwise determined by the Compensation and Benefits Committee. Upon termination of the participant's employment during the restriction period, all restricted stock shall be forfeited subject to such exceptions, if any, as are authorized by the Compensation and Benefits Committee as to termination of employment, retirement, disability, death or special circumstances.

PERFORMANCE SHARES AND UNITS

     The 1998 LTIP will permit the grant of performance shares and performance units ("performance awards") as additional compensation to participants for services to the Company or one of its subsidiaries based on performance periods and performance goals established by the Compensation and Benefits Committee for the Company or any subsidiary of the Company. Payment of performance awards may be made in cash, Common Shares or other property, or a combination thereof, as the Compensation and Benefits Committee shall determine. There may be more than one award in existence at any one time and performance periods may differ. Recipients of performance awards are not required to provide consideration other than the rendering of service, unless the Compensation and Benefits Committee decides otherwise.

OTHER STOCK UNIT AWARDS

     The 1998 LTIP will permit the award of other stock unit awards, either alone or in addition to other awards granted under the 1998 LTIP, subject to such conditions, restrictions and limitations as the Compensation and Benefits Committee determines to be appropriate. Other stock unit awards are awards of Common Shares or other securities of the Company and other awards that are valued in whole or in part by reference to, or are otherwise based on, Common Shares or other securities of the Company. Other stock unit awards may be paid in cash, Common Shares or other property, or a combination thereof, as the Compensation and Benefits Committee shall determine.

GRANTS TO NON-EMPLOYEE DIRECTORS

     Under the 1998 LTIP, each director who is not an employee of the Company
automatically will receive options to purchase      Common Shares on the date of
each annual meeting of the shareholders of the Company. (The initial stock option grant for individuals who are non-employee directors on the Closing Date
will be        Common Shares for the Chairman of the Board and        Common
Shares for the other non-employee directors). In addition, each newly elected non-employee director of the Company automatically will receive options to
purchase      Common Shares. Options issued to non-employee directors will be immediately exercisable and for ten-year terms. The exercise price for each option will be equal to the fair market value of a Common Share on the date of the grant.

CHANGE OF CONTROL

     In order to maintain all of the participants' rights in the event of a change in control (as defined in the 1998 LTIP) of the Company, the Compensation and Benefits Committee, as constituted before such Change of Control, in its sole discretion, may, as to any outstanding award, either at the time an award is made or any time thereafter, take any one or more of the following actions:
(a) provide for the acceleration of any time periods relating to the exercise of realization of any such award so that such award may be exercised or realized in full on or before a date fixed by the Compensation and Benefits Committee; (b) provide for the purchase of any such award by the Company, attained upon the exercise of such award or realization of such participant's rights had such awards been currently exercisable or payable; (c) make such adjustment to any such award then outstanding as the Compensation and Benefits Committee deems appropriate to reflect such change of control; or (d) cause any such award then outstanding to be assumed, or new rights substituted therefor, by the acquiring or surviving corporation in such change of control.

AMENDMENT AND TERMINATION

     The 1998 LTIP may be amended or terminated by the Board of Directors of the Company, provided that no such action shall impair the rights of a participant without the participant's consent and provided that no amendment shall be made without shareholder approval which shall (a) increase the total number of Common Shares reserved for issuance under the LTIP, the total number of Common Shares which may be issued upon the exercise of ISOs or the total number of Common Shares which may be issued to any one individual, (b) change the class of employees eligible to participate or (c) change any of the provisions of the 1998 LTIP relating to grants of options to non-employee directors.

                 BACKGROUND OF THE SEPARATION AND DISTRIBUTION

     Beginning in 1983, CBI undertook to expand from a regulated and geographically limited local telephone company into a diversified provider of value-added communications services with international operations. CBI was successful in expanding into the higher growth market segments in which CBIS and MATRIXX operate. Recently, it has become apparent to the CBI Board of Directors that the separation of the CBIS and MATRIXX businesses from the CBT business may provide enhanced growth opportunities for each business. As a result, on April 27, 1998, CBI announced its intent, subject to the satisfaction of certain conditions, to divest its ownership interest in the Company by means of the Offering and the Distribution, which is intended to occur within six months following the Offering. The Distribution would separate the billing services and related information support services and customer management solutions businesses from the telecommunications businesses. The CBI Board of Directors believes that the Distribution would: (i) permit the management of the Company and CBI to focus on their respective core businesses without regard to the corporate objectives and policies of the other company; (ii) permit the financial community to focus separately on the Company and CBI and their respective business opportunities; and (iii) enable the Company to have greater access to capital to finance its businesses.

     After the completion of the Offering and prior to the Distribution, CBI
will own approximately      % of the outstanding Common Shares (     % if the
U.S. Underwriters exercise their over-allotment option in full). The Company and CBI have entered into certain agreements providing for the Separation and the provision by each company of certain interim services to the other company. See "Relationship Between the Company and CBI."

CONDITIONS TO THE DISTRIBUTION

     The Distribution is subject to the satisfaction, or waiver by the Board of Directors of CBI (the "CBI Board"), in its sole discretion, of the following conditions: (i) a private letter ruling from the IRS shall be in effect, providing, among other things, that the Distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Code, and the transfer to the Company of all of the outstanding shares of CBIS and MATRIXX in connection with the Separation will not result in any federal income tax for CBI, the Company or CBI's or the Company's shareholders, and such ruling shall be in form and substance satisfactory to CBI, in its sole discretion; (ii) any material consents necessary to consummate the Distribution shall have been obtained and shall be in full force and effect; (iii) no order, injunction or decree or other legal restraint or prohibition preventing the consummation of the Distribution shall be in effect; and (iv) no other events or developments shall have occurred that, in the judgment of the CBI Board, would result in the Distribution having a material adverse effect on CBI or on the shareholders of CBI. The CBI Board will have the sole discretion to determine the date of consummation of the Distribution (the "Distribution Date") at any time after the
Closing Date and on or prior to      , 199  . CBI intends to consummate the
Distribution within six months following the Offering, subject to the satisfaction, or waiver by the CBI Board in its sole discretion, of the conditions set forth above. CBI may terminate the Plan of Reorganization and Distribution Agreement, without liability, at any time prior to the Closing Date, and the Plan of Reorganization and Distribution Agreement may be terminated by mutual agreement of the parties at any time prior to the Distribution Date. See "Risk Factors -- Risk of Noncompletion of the Distribution" and "Relationship Between the Company and CBI -- Plan of Reorganization and Distribution Agreement."

                    RELATIONSHIP BETWEEN THE COMPANY AND CBI

     Prior to this Offering, the Company has been a wholly owned subsidiary of CBI. As the sole shareholder, CBI was responsible for providing the Company with financial, management, administrative and other resources. Furthermore, CBI maintained control over the operations of the Company. Accordingly, the Company has had no history of operating as an independent entity.

     Prior to this Offering, CBI provided the Company with significant management functions and services, including treasury, accounting, tax, human resources, employee benefits and other support services. The Company was charged and/or allocated expenses of $6.1 million, $6.7 million and $7.7 million for the years ended December 31, 1995, 1996 and 1997, respectively, and $1.9 million and $2.7 million for the three months ended March 31, 1997 and 1998, respectively. The costs of these services have been directly charged and/or allocated using methods that the Company's management believes are reasonable. Such charges and allocations are not necessarily indicative of the costs the Company would have incurred to obtain these services had it been a separate entity. Neither CBI nor the Company has conducted any study or obtained any estimates from third parties to determine what the cost of obtaining such services from third parties may have been. See Note 14 of Notes to Consolidated Financial Statements.

     The Company and CBI have entered into or will enter into a number of agreements for the purpose of defining their continuing relationship. These agreements were negotiated in the context of a parent-subsidiary relationship and therefore are not the result of negotiations between independent parties. It is the intention of the Company and CBI that such agreements and the transactions provided for therein, taken as a whole, should accommodate the parties' interests in a manner that is fair to both parties, while continuing certain mutually beneficial arrangements. The parties intend that such agreements and transactions provide fair market value to them on terms no less favorable to the Company as would otherwise be available from unaffiliated parties. Due to the complexity of the various relationships between the Company and CBI, however, there can be no assurance that each of such agreements, or the transactions provided for therein, will be effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties. The agreements summarized in this section have been filed as exhibits to the Registration Statement of which this Prospectus forms a part, and the following summaries are qualified in their entirety by reference to the agreements as filed. While these agreements will provide the Company with certain benefits, the Company may not enjoy benefits from its relationship with CBI beyond the term of the agreements. There can be no assurance that upon termination of such assistance from CBI, the Company will be able to provide adequately such services internally or obtain favorable arrangements from third parties to replace such services. See "Risk Factors -- Ongoing Relationship with CBI."

     Additional or modified arrangements and transactions may be entered into by the Company and CBI following consummation of this Offering. Any such future arrangements and transactions will be determined through negotiations between the Company and CBI. The Company has adopted a policy that all future agreements between the Company and CBI will be on terms that the Company believes are no less favorable to the Company than the terms the Company believes would be available from unaffiliated parties. However, there can be no assurance that any such arrangements or transactions will be the same as that which would be negotiated between independent parties. See "Risk Factors -- Ongoing Relationship with CBI."

PLAN OF REORGANIZATION AND DISTRIBUTION AGREEMENT

     The Plan of Reorganization and Distribution Agreement sets forth the agreements between the Company and CBI with respect to the principal corporate transactions required to effect the Separation, the Offering and the Distribution, and certain other agreements governing the relationship among the parties thereafter. To effect the Separation, CBI contributed all of the outstanding shares of CBIS and MATRIXX to the Company in return for 100% of the outstanding Common Shares of the Company.

     The Plan of Reorganization and Distribution Agreement provides that, subject to the terms and conditions thereof, CBI and the Company will take all reasonable steps necessary and appropriate to cause all conditions to the Distribution to be satisfied and to effect the Distribution. The Directors of CBI will have the sole discretion to determine the date of consummation of the Distribution. CBI intends to consummate the

Distribution within six months following the Offering, subject to the satisfaction or waiver by its Board, in its sole discretion, of certain conditions. See "Background of the Separation and Distribution; Conditions to the Distribution."

     CBI has agreed to consummate the Distribution as promptly as practicable following the satisfaction or waiver of all such conditions. The Company and CBI have agreed that, neither of the parties will take, or permit any of their affiliates to take, any action which reasonably could be expected to prevent the Distribution from qualifying as a tax-free distribution within the meaning of
Section 355 of the Code. The parties have also agreed to take any reasonable actions necessary for the Distribution to qualify as a tax-free distribution pursuant to Section 355 of the Code.

     The Plan of Reorganization and Distribution Agreement also provides for a full and complete release and discharge upon consummation of this Offering of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Offering, between or among the Company and its affiliates, on the one hand, and CBI and its affiliates, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among them on or before the Offering), except as expressly set forth in the Plan of Reorganization and Distribution Agreement, the Employee Benefits Agreement, the Services Agreement and the Tax Allocation Agreement.

     The Company has agreed to indemnify, defend and hold CBI and its affiliates harmless from and against all liabilities relating to, arising out of or resulting from (i) the failure of the Company or any other person to pay, perform or otherwise promptly discharge any Company liabilities in accordance with their respective terms, (ii) the Company's business or any contract of the Company, (iii) any breach by the Company of the Plan of Reorganization and Distribution Agreement or any ancillary agreements, and (iv) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in this Prospectus or the Registration Statement of which it forms a part.

     CBI has agreed to indemnify, defend and hold the Company and its affiliates harmless from and against all liabilities relating to, arising out of or resulting from (i) the failure of CBI or any other person to pay, perform or otherwise promptly discharge any liabilities of CBI, (ii) the business of CBI or any contract of CBI, (iii) any breach by CBI or any of its affiliates of the Plan of Reorganization and Distribution Agreement or any ancillary agreements, and (iv) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information about CBI contained in this Prospectus or the Registration Statement of which it forms a part.

     The Plan of Reorganization and Distribution Agreement also provides that during the period prior to the Distribution, the Company will reimburse CBI for its proportionate share of premiums paid or accrued on insurance policies under which the Company continues to have coverage.

EMPLOYEE BENEFITS AGREEMENT

     Prior to the Offering, the Company and CBI will enter into an Employee Benefits Agreement that will govern certain employee benefits obligations of the Company. Under the Employee Benefits Agreement, the Company will assume and agree to pay all liabilities relating to (a) those employees of CBI or its subsidiaries who will become employed by the Company or its subsidiaries at or prior to the Distribution, (b) those directors of CBI who will become directors of the Company and (c) those former employees who are assigned to the Company for purposes of allocating employee benefit obligations.

     Effective immediately after the Distribution, the Company will establish the Company Pension Plan, which generally will be the same as the CBI pension plans which cover employees of CBIS and MATRIXX prior to the Distribution. The Company Pension Plan will assume all liabilities under the CBI pension plans for those employees and former employees who are employed by or transferred to the Company. The assets of the trust established in conjunction with the CBI pension plans will be divided between the trust for the CBI pension plans and the trust for the Company Pension Plan in the manner agreed to by CBI and the Company.

     With respect to each CBI Option outstanding at the time of the Distribution, each optionee will receive a Company Option to purchase an equal number of Common Shares under the Company's 1998 LTIP. The exercise price of each outstanding CBI Option will be adjusted, and the exercise price of each new Company Option will be determined, so that (a) the sum of the exercise prices of the new Company Option and the CBI Option after the adjustment will be equal to the exercise price of the CBI Option prior to the adjustment and (b) the ratio of the exercise prices of each Company Option and CBI Option after the adjustment will be equal to the ratio of the fair market values of each Common Share and CBI common share after the adjustment. The terms of each Company Option will be the same as the terms of each outstanding CBI Option, except that termination of employment shall mean (a) for each CBI Option held by an employee of the Company, termination of employment with the Company and (b) for each Company Option held by an employee of CBI, termination of employment with CBI.

     With respect to any outstanding CBI common share issued under the CBI Long Term Incentive Plan which are subject to restrictions at the time of Distribution, each shareholder shall receive a Common Share under the 1998 LTIP which shall be subject to the same restrictions, except that termination of employment shall mean (a) for each restricted CBI common share held by an employee of the Company, termination of employment with the Company, and (b) for each restricted Common Share held by an employee of CBI, termination of employment with CBI.

SERVICES AGREEMENT

     The Company and CBI will enter into an administrative services agreement (the "Services Agreement") upon consummation of this Offering, pursuant to which CBI will continue to provide limited services to the Company through the Distribution Date and the Company may provide similar services to CBI after the Distribution Date, including treasury, accounting, tax, and human resources functions. The actual expenditures will depend on numerous factors, some of which are beyond the Company's control. There can be no assurance that the actual expenses will not be significantly greater than anticipated. See "Risk Factors -- Limited Relevance of Historical Financial Information."

TAX ALLOCATION AGREEMENT

     The Company and CBI will enter into a Tax Separation and Allocation Agreement (the "Tax Allocation Agreement"), pursuant to which the Company will make a payment to CBI, or CBI will make a payment to the Company, as appropriate, of an amount in respect of taxes shown as due attributable to the operations of the Company on the consolidated federal income tax return and combined or consolidated state income or franchise tax returns filed by CBI for the period commencing on January 1, 1998 and ending on the date on which the Company ceases to be a member of the CBI consolidated group. In addition, each party has agreed to indemnify the other party for any of its actions or omissions that might cause the Distribution to be taxable or that might cause one party to be liable for a tax liability of the other party. The Tax Allocation Agreement also sets forth procedures for dealing with audits, the payment of tax deficiencies, the recovery of refunds and the filing of tax returns by the parties.

CBIS/CBT CONTRACT

     CBIS and CBT have a 10 year contract which remains in effect until November 30, 2006. CBIS is the primary provider of data processing and professional and consulting services for CBT's billing and customer management systems. CBIS also provides these services for selected operational support systems in the areas of repair, provisioning, and miscellaneous operational functions. Data processing services consists of operating and maintaining the computer programs comprising the CBT systems. Professional and consulting services consists of developing, testing and implementing enhancements to the CBT systems based on CBT requests. Rates for all data processing services and professional and consulting services have been developed to comply with all regulatory affiliate transaction rules. In 1997, CBT paid CBIS approximately $41 million for those services, and CBIS paid CBT approximately $1 million for telecommunications services.

MATRIXX/CBT RELATIONSHIP

     MATRIXX provides several dedicated services to CBT. MATRIXX acts as CBT's sales account management team to sell CBT's complete product line (including Lucent Technologies telephone systems, AT&T network services and CBT local services) to approximately 35,000 small business market customers. MATRIXX also provides customer management services to support CBT's credit and collections functions, satellite television operations, wireless communications operations and Internet (FUSE(R)) marketing initiatives. MATRIXX functions as CBT's help desk to support FUSE service start-up and on-going services. In 1997, CBT paid MATRIXX approximately $8 million for these services, and MATRIXX paid CBT approximately $.2 million for telecommunications services.

RELATIONSHIP WITH AT&T

     AT&T is the Company's largest client and accounted for approximately 43% of the Company's pro forma revenues in 1997. The Company's relationship with AT&T is evidenced by a series of contracts between the Company and various operating units within AT&T, which contracts have varying expiration dates, payment provisions, termination provisions and other terms and conditions. The longest of the contracts is the eight year agreement ending in 2006 which the Company entered into with AT&T as part of the Transtech Acquisition. Negotiations for these contracts occurred with each separate AT&T unit, and the Company believes that each such unit controls the continuation of the contractual relationship with the Company.

PRINCIPAL SHAREHOLDERS

     Prior to the Offering, all of the outstanding Common Shares will be owned
by CBI. After the Offering, CBI will own approximately      % of the Common
Shares then outstanding ( % if the Underwriters' over-allotment options is exercised in full). Except as described above, the Company is not aware of any person or group who will beneficially own more than 1% of the Common Shares following the Offering. The address for CBI is 201 East Fourth Street, Cincinnati, Ohio 45202.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of             Common
Shares, without par value, and             preferred shares, without par value
(the "Preferred Shares"), of which             million are voting preferred
shares.

     The following summary of certain provisions of the Company's capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Articles, which is included as an exhibit to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

     All Common Shares of the Company are entitled to participate equally in such dividends as may be declared by the Board of Directors of the Company and upon liquidation of the Company, subject to the prior rights of any Preferred Shares. All Common Shares are fully paid and nonassessable.

     Each shareholder has one vote for each Common Share registered in the shareholder's name. The Board of Directors is divided into three classes as nearly equal in size as the total number of directors constituting the Board permits. The number of directors may be fixed or changed from time to time by the shareholders or the directors.

     The Board of Directors is authorized to issue the Preferred Shares from time to time in series and to fix the dividend rate and dividend dates, liquidation price, redemption rights and redemption prices, sinking fund requirements, conversion rights, covenants, and certain other rights, preferences and limitations. Each series of Preferred Shares would rank, with respect to dividends and redemption and liquidation rights, senior to the Common Shares. It is not possible to state the actual effect of the authorization of any series of Preferred Shares upon the rights of holders of the Common Shares until the Board of Directors determines the rights of the holders of one or more series of Preferred Shares. However, such effects could include (a) restrictions on dividends on the Common Shares, (b) dilution of the voting power of the Common Shares to the extent that the voting Preferred Shares have voting rights or (c) inability of the Common Shares to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to the Preferred Shares.

     No holders of shares of any class of the Company's capital stock have pre-emptive rights nor the right to exercise cumulative voting in the election of directors.

LIMITATIONS ON CHANGE IN CONTROL

     The following provisions of the Articles and Ohio law might have the effect of delaying, deferring or preventing a change in control of the Company and would operate only with respect to an extraordinary corporate transaction, such as a merger, reorganization, tender offer, sale or transfer of assets or liquidation involving the Company and certain persons described below.

     Ohio law provides that the approval of two-thirds of the voting power of a corporation is required to effect mergers and similar transactions, to adopt amendments to the articles of incorporation of a corporation and to take certain other significant actions. Although under Ohio law the articles of incorporation of a corporation may permit such actions to be taken by a vote that is less than two-thirds (but not less than a majority), the Articles do not contain such a provision. The two-thirds voting requirement tends to make approval of such matters, including further amendments to the Articles, relatively difficult, and a vote of the holders of in excess of one-third of the outstanding Common Shares of the Company would be sufficient to prevent implementation of any of the corporate actions mentioned above. In addition, Article Fifth classifies the Board of Directors into three classes of directors with staggered terms of office and the Regulations provide certain limitations on the removal from and filling of vacancies in the office of director.

     Article Sixth of the Articles requires that certain minimum price requirements and procedural safeguards be observed by a person or entity after he or it becomes the holder of 10% or more of the voting shares of the Company if such person or entity seeks to effect mergers or certain other business combinations ("Business Combinations") that could fundamentally change or eliminate the interests of the remaining shareholders. If such requirements and procedures are not complied with, or if the proposed Business Combination is not approved by at least a majority of the members of the Board of Directors who are unaffiliated with the new controlling person or entity (taking into account certain special quorum requirements), the proposed Business Combination must be approved by the holders of 80% of the outstanding Common Shares and outstanding voting Preferred Shares of the Company (collectively, "Voting Shares"), voting together as a class, notwithstanding any other class vote required by law or by the Articles. In the event the price criteria and procedural requirements are met or the requisite approval by such unaffiliated directors (taking into account certain special quorum requirements) is given with respect to a particular Business Combination, the normal voting requirements of Ohio law would apply.

     In addition, Article Sixth of the Articles provides that the affirmative vote of the holders of 80% of the Voting Shares, voting as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, Article Sixth. An 80% vote is not required to amend or repeal, or adopt a provision inconsistent with, Article Sixth if the Board of Directors has recommended such amendment or other change and if, as of the record date for the determination of shareholders entitled to vote thereon, no person is known by the Board of Directors to be the beneficial owner of 10% or more of the Voting Shares, in which event the affirmative vote of the holders of two-thirds of the Voting Shares, voting as a single class, shall be required to amend or repeal, or adopt a provision inconsistent with, Article Sixth.

     Ohio, the state of the Company's incorporation, has enacted Ohio Revised Code Section 1701.831, a "control share acquisition" statute, and Chapter 1704, a "merger moratorium" statute. The control share acquisition statute basically provides that any person acquiring shares of an "issuing public corporation" (which definition the Company meets) in any of the following three ownership ranges must seek and obtain shareholder approval of the acquisition transaction that first puts such ownership within each such range: (i) more than 20% but less than 33 1/3%; (ii) 33 1/3% but not more than 50%; and (iii) more than 50%.

     The merger moratorium statute provides that, unless a corporation's articles of incorporation or regulations otherwise provide, an "issuing public corporation" (which definition the Company meets) may not engage in a "Chapter 1704 transaction" for three years following the date on which a person acquires more than 10% of the voting power in the election of directors of the issuing corporation, unless the "Chapter 1704 transaction" is approved by the corporation's board of directors prior to such voting power acquisition. A person who acquires such voting power is an "interested shareholder", and "Chapter 1704 transactions" involve a broad range of transactions, including mergers, consolidations, combination, liquidations, recapitalization and other transactions between an "issuing public corporation" and an "interested shareholder" if such transactions involve 5% of the assets or shares of the "issuing public corporation" or 10% of its earning power. After the initial three year moratorium, Chapter 1704 prohibits such transactions absent approval by disinterested shareholders or the transaction meeting certain statutorily defined fair price provisions.

     Ohio has also enacted a "greenmailer disgorgement" statute which provides that a person who announces a control bid must disgorge profits realized by that person upon the sale of any equity securities within 18 months of the announcement.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Shares is The Fifth Third Bank, Corporate Trust Services, 38 Fountain Square Plaza, Cincinnati, Ohio 45236.

LISTING

     Application will be made to list the Common Shares on the NYSE under the symbol "CVG."

                        SHARES ELIGIBLE FOR FUTURE SALE

     The           Common Shares sold in the Offering (            if the U.S.
Underwriters exercise their over-allotment option in full) will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any such shares which may be acquired by an "affiliate" of the Company (an "Affiliate") as that term is defined in Rule 144 ("Rule 144") promulgated under the Securities Act, which shares will remain subject to the resale limitations of Rule 144.

     The           Common Shares that will continue to be held by CBI after the offering constitute "restricted securities" within the meaning of Rule 144, and will be eligible for sale by CBI in the open market after the Offering, subject to certain contractual lockup provisions and the applicable requirements of Rule 144, both of which are described below.

     Generally, Rule 144 provides that a person who has beneficially owned "restricted" Common Shares for at least one year will be entitled to sell on the open market in broker's transactions within any three month period a number of shares that does not exceed the greater of (a) 1% of the then outstanding Common Shares and (b) the average weekly trading volume in the Common Shares on the open market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about the Company.

     In the event that any person other than CBI who is deemed to be an Affiliate purchases Common Shares pursuant to the Offering or acquires Common Shares pursuant to an employee benefit plan of the Company, the shares held by such person are required under Rule 144 to be sold in broker's transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not Affiliates are thereafter freely tradable without restriction or registration under the Securities Act.

     Sales of substantial amounts of the Common Shares in the open market, or the availability of such shares for sale, could adversely affect prevailing market prices. CBI has advised the Company that, subject to certain conditions, CBI intends to distribute its ownership interest in the Company to CBI's shareholders in late 1998. The shares to be distributed by CBI will be eligible for immediate resale in the public market without restrictions by persons other than Affiliates of the Company because, while no registration of such shares will be made, holders who are not Affiliates will be able to sell their shares without restriction pursuant to Section 4(1) of the Securities Act. Any Affiliates would be subject to the restrictions of Rule 144 other than the one year holding period requirement.

     CBI, the Company, the directors, executive officers and certain other shareholders of the Company have agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Shares, or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. See "Underwriters."

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                 TO NON-UNITED STATES HOLDERS OF COMMON SHARES

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Shares by a beneficial owner that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, a foreign estate or a foreign trust (a "non-U.S. holder"). This discussion does not consider the specific facts and circumstances that may be relevant to particular holders and does not address the treatment of non-U.S. holders under the laws of any state, local or foreign taxing jurisdiction. Further, the discussion is based on provisions of the Code, existing and proposed Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change on a possibly retroactive basis. Each prospective holder is urged to consult a tax advisor with respect to the United States federal tax consequences of acquiring, holding and disposing of Common Shares, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

DIVIDENDS

     At present, the Company does not intend to pay dividends on the Common Shares. In the event that the Company does pay a dividend, such dividends paid to a non-U.S. holder of Common Shares will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States and, if a tax treaty applies, are attributable to a United States permanent establishment of such holder. Such "effectively connected" dividends generally are subject to tax at rates applicable to United States residents, and provided the non-U.S. holder provides the Company with an Internal Revenue Service Form 4224 (or applicable successor form), generally are not subject to withholding. Any such effectively connected dividends received by a non U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under currently effective Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Because, however, Treasury regulations released on October 6, 1997 (the "New Regulations") and effective for payments made after December 31, 1999, abolish this presumption, backup withholding at a rate of 31% generally will apply, rather than withholding at the 30% or lower treaty rate, unless the non-U.S. holder receiving the dividend satisfies applicable United States Internal Revenue Service certification requirements. Certification and disclosure requirements relating to the exemption from withholding under the effectively connected income exemption discussed above are slightly modified under the New Regulations with respect to payments made after December 31, 1999.

     A non-U.S. holder of Common Shares that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON SHARES

     A non-U.S. holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of Common Shares except in the following circumstances: (1) the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and is attributable to a permanent establishment maintained in the United States by such non-U.S. holder if an applicable income tax treaty so requires as a condition for such non-U.S. holder to be subject to United States taxation on a net income basis in respect of gain from the sale or other disposition of the Common Shares); (2) in the case of a non-U.S. holder who is an individual and holds the Common Shares as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are met; or (3) the Company is or has been a "United States real property holding corporation" for United States federal income tax purposes and, assuming that the Common Shares are "regularly traded on an established securities market" for such purposes, the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition, more than 5% of the Common Shares (and is not eligible for any treaty exemption). Effectively connected gains realized by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. The Company has not been, is not, and does not anticipate becoming a "United States real property holding corporation" for federal income tax purposes.

FEDERAL ESTATE TAXES

     Common Shares held by an individual who is a non-resident for United States federal estate tax purposes at the time of death will be included in such individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

     Under currently effective Treasury regulations, United States backup withholding tax generally will not apply to dividends paid to non-U.S. holders that are either subject to the 30% withholding discussed above or that are subject to a reduced rate or withholding under an applicable tax treaty. However, as discussed above, backup withholding of United States federal income tax at a rate of 31% rather than the 30% or lower treaty rate discussed above generally will apply to dividends paid after December 31, 1999 with respect to Common Shares to holders that are not "exempt recipients" and that fail to provide certain information (including the holder's United States taxpayer identification number).

     In general, United States information reporting and backup withholding requirements will not apply to a payment made outside the United States of the proceeds of a sale of Common Shares through an office outside the United States of a non-United States broker. However, United States information reporting (but not backup withholding) requirements will apply to a payment made outside the United States of the proceeds of a sale of Common Shares through an office outside the United States of a broker that is a United States person, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, a "controlled foreign corporation" for United States federal income tax purposes, or, effective after December 31, 1999, through a foreign office of certain other persons, unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-United States person or the holder or beneficial owner otherwise establishes an exemption. Payment of the proceeds of the sale of Common Shares to or through a United States office of a broker is currently subject to both United States backup withholding and information reporting unless the holder certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption.

     A non-United States holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated and Smith Barney Inc. are acting as U.S. Representatives, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited and Smith Barney Inc. are acting as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of Common Shares set forth opposite the names of such Underwriters below:

                                                               NUMBER OF
NAME                                                            SHARES
----                                                          -----------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................
  Smith Barney Inc. ........................................
  Merrill Lynch, Pierce, Fenner & Smith Incorporated........
  BancAmerica Robertson Stephens............................
  Bear, Stearns & Co. Inc. .................................
                                                              -----------
  Subtotal..................................................
                                                              -----------
International Underwriters:
  Morgan Stanley & Co. International Limited................
  Smith Barney Inc. ........................................
  Merrill Lynch International...............................
  BancAmerica Robertson Stephens............................
  Bear, Stearns International Limited ......................
                                                              -----------
  Subtotal..................................................
                                                              -----------
          Total.............................................
                                                              ===========

     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Shares offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Common Shares offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Common Shares for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Common Shares or distribute any prospectus relating to the Common Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Common Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Common Shares or distribute any prospectus relating to the Common Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person.

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Common Shares as may be mutually agreed. The per share price of any Common Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Common Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Common Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Common Shares a notice stating in substance that, by purchasing such Common Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Common Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Common Shares to the International Underwriters, will not offer or sell, any Common Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Common Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan, or to or for the account of any resident thereof, any of the Common Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Common Shares a notice stating in substance that, by purchasing such Common Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Common Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Common Shares a notice containing substantially the same statement as is contained in this sentence.

     The Underwriters initially propose to offer part of the Common Shares directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not
in excess of $     a share under the public offering price. Any Underwriter may
allow, and such dealers may reallow, a concession not in excess of $     a share
to other Underwriters or to certain dealers. After the initial offering of the Common Shares, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of additional Common Shares at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Common Shares offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Common Shares as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of Common Shares set forth next to the names of all U.S. Underwriters in the preceding table.

     The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

     Application will be made to list the Common Shares on the NYSE under the symbol "CVG."

     Each of the Company and the directors, executive officers and certain other shareholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 180 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause
(i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of Shares to the Underwriters, (y) the issuance by the Company of Common Shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing or (z) transactions by any person other than the Company relating to Common Shares or other securities acquired in open market transactions after the completion of the offering of the Shares.

     At the request of the Company, the Underwriters have reserved for sale, at
the initial public offering price, up to        Common Shares offered hereby for
directors, officers, employees, business associates and related persons of the Company. The number of Common Shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. All purchasers of the Common Shares reserved pursuant to this paragraph who are also directors or senior officers of the Company will be required to enter into agreements identical to those described in the immediately preceding paragraph restricting the transferability of such shares for a period of 180 days after the date of this Prospectus.

     In order to facilitate the offering of the Common Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Shares for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Shares, the Underwriters may bid for, and purchase, shares of Common Shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Shares in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Shares above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     In the ordinary course of their respective businesses, certain of the Underwriters and their respective affiliates have engaged in and may in the future engage in commercial and investment banking transactions with the Company and CBI.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

     Prior to this Offering, there has been no public market for the Common Shares. The initial public offering price will be determined by negotiations between the Company and the U.S. Representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings and certain other financial operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the Common Shares offered hereby will be passed upon for the Company by Frost & Jacobs LLP, Cincinnati, Ohio and for the Underwriters by Shearman & Sterling, New York, New York. Shearman & Sterling will rely on Frost & Jacobs LLP as to matters under Ohio law.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1997 and 1996, and the consolidated statements of income, shareowner's equity and cash flows for each of the three years in the period ended December 31, 1997 of the Company and Transtech and the schedule as of December 31, 1997, 1996 and 1995 included in this Prospectus and the Registration Statement have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Shares, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract of other document referred to are not necessarily complete, and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048, and copies of all or any part, the Registration Statement may be obtained from such office upon the payment of fees prescribed by the Commission. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     The Company intends to furnish its shareholders with annual reports containing financial statements which will be audited by its independent auditors, and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

                             COMPANY AND TRANSTECH

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONVERGYS CORPORATION
AUDITED --

     Report of Independent Accountants......................   F-2

     Consolidated Statements of Income for the years ended
       December 31, 1995, 1996 and 1997.....................   F-3

     Consolidated Balance Sheets at December 31, 1996 and
      1997..................................................   F-4

     Consolidated Statements of Shareowner's Equity for the
      years ended
       December 31, 1995, 1996 and 1997.....................   F-5

     Consolidated Statements of Cash Flows for the years
      ended
       December 31, 1995, 1996 and 1997.....................   F-6

     Notes to Financial Statements..........................   F-7

UNAUDITED --
     Condensed Consolidated Statements of Income and
      Comprehensive Income for the
       three months ended March 31, 1997 and 1998...........  F-23

     Condensed Consolidated Balance Sheets at December 31,
      1997 and March 31, 1998...............................  F-24

     Condensed Consolidated Statements of Shareowner's
      Equity for the three months ended March 31, 1997 and
      1998..................................................  F-25

     Condensed Consolidated Statements of Cash Flows for the
       three months ended March 31, 1997 and 1998...........  F-26

     Notes to Financial Statements..........................  F-27

AT&T SOLUTIONS CUSTOMER CARE (TRANSTECH)
AUDITED --
     Report of Independent Accountants......................  F-32

     Balance Sheets at December 31, 1997 and 1996...........  F-33

     Statements of Income for the years ended
       December 31, 1997, 1996 and 1995.....................  F-34

     Statements of Shareowner's Investment for the years
      ended
       December 31, 1997, 1996 and 1995.....................  F-35

     Statements of Cash Flows for the years ended
       December 31, 1997, 1996 and 1995.....................  F-36

     Notes to Financial Statements..........................  F-37

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareowner of Convergys Corporation:

We have audited the accompanying consolidated balance sheets of Convergys Corporation as of December 31, 1997 and 1996, and the related consolidated statements of income, shareowner's equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Convergys Corporation as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.

Cincinnati, Ohio
May 18, 1998

                             CONVERGYS CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                               1995      1996      1997
                                                              ------    ------    ------
                                                                 (MILLIONS OF DOLLARS
                                                              EXCEPT PER SHARE AMOUNTS)
REVENUES....................................................  $644.7    $842.4    $987.5
Costs and expenses
  Costs of products and services............................   365.2     470.0     532.3
  Selling, general and administrative expenses..............   123.9     142.8     158.7
  Research and development costs............................    38.9      58.6      76.5
  Depreciation and amortization.............................    45.9      51.8      61.0
  Year 2000 programming costs...............................      --        --       9.9
  Special charges...........................................    39.6        --      35.0
                                                              ------    ------    ------
     Total costs and expenses...............................   613.5     723.2     873.4
                                                              ------    ------    ------
OPERATING INCOME............................................    31.2     119.2     114.1
Other income (expense), net.................................    (4.4)     11.6      21.9
Interest expense............................................     7.4       6.0       5.4
                                                              ------    ------    ------
Income before income taxes..................................    19.4     124.8     130.6
Income taxes................................................    22.9      46.8      44.0
                                                              ------    ------    ------
NET INCOME (LOSS)...........................................  $ (3.5)   $ 78.0    $ 86.6
                                                              ======    ======    ======
Unaudited pro forma net income (loss) per common share:
  Basic.....................................................  $         $         $
                                                              ======    ======    ======
  Diluted...................................................  $         $         $
                                                              ======    ======    ======

    The accompanying notes are an integral part of the financial statements.

                             CONVERGYS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                 AT DECEMBER 31,
                                                              ----------------------
                                                                1996         1997
                                                              ---------    ---------
                                                              (MILLIONS OF DOLLARS)
                                       ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................   $  2.3       $  2.1
  Receivables, net of allowances of $6.5 and $6.4...........    206.7        222.9
  Deferred income tax benefits..............................      8.1         13.7
  Prepaid expenses and other current assets.................     17.7         27.1
                                                               ------       ------
     Total current assets...................................    234.8        265.8
Property and equipment, net.................................    123.0        130.0
Goodwill and other intangibles, net.........................    196.6        177.6
Investment in unconsolidated entities.......................     59.1         72.7
Deferred charges and other assets...........................      5.7          8.3
                                                               ------       ------
          Total assets......................................   $619.2       $654.4
                                                               ======       ======

                        LIABILITIES AND SHAREOWNER'S EQUITY
CURRENT LIABILITIES
  Debt maturing within one year.............................   $  8.4       $  6.1
  Intercompany debt payable to CBI..........................     78.0         53.0
  Payables and other current liabilities....................    146.0        157.5
                                                               ------       ------
     Total current liabilities..............................    232.4        216.6
Long-term debt..............................................      8.3          1.2
Other long-term liabilities.................................     14.3          5.8
                                                               ------       ------
     Total liabilities......................................    255.0        223.6
                                                               ------       ------
Commitments and contingencies
SHAREOWNER'S EQUITY
  Shareowner's net investment...............................    360.2        428.4
  Currency translation adjustments..........................      4.0          2.4
                                                               ------       ------
     Total shareowner's equity..............................    364.2        430.8
                                                               ------       ------
          Total liabilities and shareowner's equity.........   $619.2       $654.4
                                                               ======       ======

    The accompanying notes are an integral part of the financial statements.

                             CONVERGYS CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREOWNER'S EQUITY

                                                                                        CURRENCY
                                                                       SHAREOWNER'S    TRANSLATION
                                                             TOTAL      INVESTMENT     ADJUSTMENTS
                                                             ------    ------------    -----------
                                                                     (MILLIONS OF DOLLARS)
BALANCE AT JANUARY 1, 1995.................................  $283.8       $282.8          $ 1.0
  Net loss.................................................    (3.5)        (3.5)            --
  Transfers from CBI, net..................................     6.2          6.2             --
  Currency translation adjustments.........................     3.4           --            3.4
                                                             ------       ------          -----

BALANCE AT DECEMBER 31, 1995...............................   289.9        285.5            4.4
  Net income...............................................    78.0         78.0             --
  Transfers to CBI, net....................................    (3.3)        (3.3)            --
  Currency translation adjustments.........................    (0.4)          --           (0.4)
                                                             ------       ------          -----

BALANCE AT DECEMBER 31, 1996...............................   364.2        360.2            4.0
  Net income...............................................    86.6         86.6             --
  Transfers to CBI, net....................................   (18.4)       (18.4)            --
  Currency translation adjustments.........................    (1.6)          --           (1.6)
                                                             ------       ------          -----

BALANCE AT DECEMBER 31, 1997...............................  $430.8       $428.4          $ 2.4
                                                             ======       ======          =====

    The accompanying notes are an integral part of the financial statements.

                             CONVERGYS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1995      1996       1997
                                                              ------    -------    ------
                                                                 (MILLIONS OF DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $ (3.5)   $  78.0    $ 86.6
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization..........................    45.9       51.8      61.0
     Special charges........................................    39.6         --      35.0
     Provision for loss on receivables......................     7.0        1.0       4.2
     Charges for acquired research and development..........     7.5        5.0        --
     Undistributed earnings of unconsolidated entities......    (5.6)      (5.1)     (2.1)
     Other, net.............................................     4.4       (0.4)     (1.7)
  Change in assets and liabilities net of effects from
     acquisitions and disposals:
     Increase in receivables................................   (21.7)     (44.3)    (20.4)
     Increase in other current assets.......................    (3.3)      (1.5)     (9.3)
     Increase (decrease) in accounts payable and accrued
       liabilities..........................................   (17.9)      17.5     (22.8)
     Increase in other current liabilities..................      --        8.2       4.8
     Decrease in deferred income taxes......................   (11.2)      (0.7)    (12.6)
     Decrease in other assets and liabilities, net..........     3.4        8.2       4.7
                                                              ------    -------    ------
     Net cash provided by operating activities..............    44.6      117.7     127.4
                                                              ------    -------    ------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures -- other.............................   (26.6)     (56.2)    (60.9)
  Acquisitions, net of cash acquired........................   (31.4)     (62.4)    (13.9)
                                                              ------    -------    ------
  Net cash used in investing activities.....................   (58.0)    (118.6)    (74.8)
                                                              ------    -------    ------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of long-term debt................................    21.6         --        --
  Repayment of long-term debt...............................    (2.4)      (8.5)     (9.4)
  Change in intercompany debt payable to CBI................   (12.0)      15.0     (25.0)
  Transfers from (to) CBI, net..............................     6.2       (3.3)    (18.4)
                                                              ------    -------    ------
  Net cash provided (used) in financing activities..........    13.4        3.2     (52.8)
                                                              ------    -------    ------
Net increase (decrease) in cash and cash equivalents........      --        2.3      (0.2)
Cash and cash equivalents at beginning of year..............      --         --       2.3
                                                              ------    -------    ------
Cash and cash equivalents at end of year....................  $   --    $   2.3    $  2.1
                                                              ======    =======    ======

    The accompanying notes are an integral part of the financial statements.

                             CONVERGYS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1.  BACKGROUND AND BASIS OF PRESENTATION

     The Company is currently a wholly owned subsidiary of CBI. CBI's intention is to contribute to the Company the outstanding common shares of CBIS, MATRIXX and Cincinnati Bell Cellular Systems Inc. ("CBCS"). CBI also has announced its intention to distribute to its shareholders within six months following the Offering, subject to certain conditions, all of its interest in the Company following the Offering.

  Basis of Presentation

     The consolidated financial statements reflect the results of operations, financial position, changes in shareowner's equity and cash flows of the businesses that will be transferred to the Company from CBI in the Separation (the "Company Businesses") as if the Company were a separate entity for all periods presented. The consolidated financial statements have been prepared using the historical basis in the assets and liabilities and historical results of operations related to the Company Businesses. Changes in shareowner's equity represent the net income of the Company, currency translation adjustments related to the Company's international operations and net cash transfers to or from CBI. Additionally, the financial statements include the allocation of certain expenses relating to the Company from CBI. Management believes these allocations are reasonable. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated.

     The liabilities of the Company include outstanding direct third-party indebtedness and the amounts of debt and related interest expense determined based upon the capital structure that is anticipated at the Distribution (See
Note 6 to the Financial Statements). Interest expense shown in the consolidated financial statements reflects the interest expense associated with the allocated borrowings for each period presented using the weighted average interest rate of CBI and the interest rate associated with any direct outstanding indebtedness of the Company and its subsidiaries. General corporate overhead related to CBI's corporate headquarters and common support divisions has been allocated to the Company based on the ratio of the Company's revenues, assets and payroll to CBI's revenues, assets and payroll. Management believes these allocations are reasonable. However, the costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions as a stand-alone entity. Subsequent to the Distribution, the Company will perform these functions using its own resources or purchased services and will be responsible for the costs and expenses associated with the management of a public corporation. Additionally, income taxes are presented as if calculated on a separate tax return basis.

     The Company's financial statements include the costs experienced by the CBI pension and postretirement benefit plans for employees for whom the Company will assume responsibility.

     The financial information included herein may not necessarily reflect the consolidated results of operations, financial position, changes in shareowner's equity and cash flows of the Company in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

EARNINGS (LOSS) PER COMMON SHARE

     Earnings (loss) per Common Share will be included based upon the number of shares outstanding immediately prior to the Offering.

2.  ACCOUNTING POLICIES

     CONSOLIDATION -- The consolidated financial statements include the accounts of the Company Businesses. These businesses will be wholly owned subsidiaries of the Company. The Company operates in two principal industry segments. CBIS provides information systems and billing services for the communications and

                             CONVERGYS CORPORATION
broadband services industries. MATRIXX, provides a full range of outsourced marketing and customer management solutions to large corporations. CBCS owns a 45% limited partnership interest in the Cellular Partnership, a cellular communications services provider in southwestern and central Ohio and northern Kentucky. The partnership interest is accounted for under the equity method with earnings included in other income (expense), net. Summarized financial information for the partnership is as follows:

                                                               1996      1997
                                                              ------    ------
Assets......................................................  $138.8    $150.5
Liabilities.................................................    19.8      26.3
Net income..................................................    23.9      33.2

     USE OF ESTIMATES -- Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

     CASH EQUIVALENTS -- Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less.

     PROPERTY AND EQUIPMENT -- Property and equipment is stated at cost. Purchased software used in the Company's business is capitalized at cost. The Company's provision for depreciation is based on the straight-line method over the estimated useful life of the assets. Buildings are depreciated over a thirty-year life, software over a three-to-five year life and equipment generally over a five-year life. For property and equipment retired or sold, the gain or loss is recognized in other income.

     SOFTWARE DEVELOPMENT COSTS -- Research and development expenditures are charged to expense as incurred. The development costs of software to be marketed are charged to expense until technological feasibility is established. After that time, the remaining software development costs are capitalized and recorded in property, plant and equipment. Amortization of the capitalized amounts is computed on a product-by-product basis using the greater of the ratio that current gross revenues for a product bears to the total current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life of the product, generally not exceeding four years. At December 31, 1996, the carrying value of capitalized software to be marketed was $9.5 million. This amount was fully amortized at December 31, 1997. Year 2000 programming costs are expensed as incurred.

     GOODWILL AND OTHER INTANGIBLES -- Goodwill resulting from the purchase of businesses and other intangibles are recorded at cost and amortized on a straight-line basis over lives ranging from 5 to 40 years. Goodwill and other intangibles are evaluated periodically if events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections. If future expected undiscounted cash flows are insufficient to recover the carrying amount of the asset, then an impairment loss is recognized based upon the excess of the carrying value of the asset over the anticipated cash flows on a discounted basis.

     REVENUE RECOGNITION -- CBIS' revenues primarily consist of data processing and professional consulting revenues which are recognized as services are performed. On certain long-term communications systems development contracts, the percentage of completion method is used to recognize revenues, with progress towards completion measured on a cost-to-cost basis. Because the percentage of completion method requires estimates of costs to complete contracts, it is possible that estimated costs to complete contracts will be revised in the future. Revenues from software maintenance agreements are deferred and are recognized over the maintenance period. Software licensing revenues are recognized when delivery of the software occurs if the Company does not have to provide additional significant service under the contract. The effect of contract revisions are recorded in the period the changes become known. All other revenues are recognized when the services are performed.

                             CONVERGYS CORPORATION

     INCOME TAXES -- Historically, the Company's operations have been included in the consolidated income tax returns filed by CBI. Income tax expense in the Company's consolidated financial statements has been calculated on a separate tax return basis. The provision for income taxes consists of an amount for taxes currently payable and a provision for tax consequences deferred to future periods using the liability method.

     STOCK-BASED COMPENSATION -- Compensation cost associated with CBI stock options issued to Company employees is measured under the intrinsic value method. Pro forma disclosures of net income and earnings per share are presented as if the fair value method had been applied.

     CURRENCY TRANSLATION -- Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated to U.S. dollars at year-end exchange rates. Translation adjustments are accumulated and reflected as adjustments to shareowner's equity. Revenue and expenses are translated at average exchange rates for the year.

     FINANCIAL INSTRUMENTS -- In the normal course of business, the Company may employ a small number of financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. The Company does not hold or issue derivative financial instruments for trading purposes.

3.  SPECIAL ITEMS

SPECIAL CHARGES -- BUSINESS RESTRUCTURINGS

     In the fourth quarter of 1997, a restructuring plan for MATRIXX was approved. The restructuring plan will result in the consolidation of certain MATRIXX operating divisions and facilities. MATRIXX recorded a special charge of $35.0 million which reduced net income by $23.0 million. The charge included $9.5 million in lease termination costs, $7.5 million in severance pay under existing severance plans, $7.6 million in non-cash goodwill writedowns associated with operations to be restructured, $6.3 million in non-cash property and equipment writedowns related to facilities to be closed and $4.1 million in other restructuring costs.

     During 1997, cash payments applied to the restructuring liability were $1.4 million, principally for severance pay. Also during 1997, $8.7 million in non-cash items were charged against the reserve, which included a $7.6 million writedown for goodwill. The accrued restructuring reserve liability at December 31, 1997 was $24.9 million, which is primarily for lease termination costs, severance pay and additional non-cash writedowns. Remaining cash outflows under the plan are estimated to be $17.3 million and management expects the restructuring plan activities to be substantially completed by December 31, 1998.

     In December 1993, CBIS announced a plan to dispose of certain lines of business and to restructure the remainder of its operations. At December 31, 1997, 1996 and 1995, the balance of the 1993 CBIS restructuring and disposal reserve was $1.1 million, $2.6 million and $6.3 million, respectively. Charges for discontinued products and contingencies related to the business that were sold under the plan reduced the reserve by $1.5 million, $3.7 million and $4.8 million during 1997, 1996 and 1995, respectively.

SPECIAL CHARGE -- GOODWILL IMPAIRMENT

     In December 1995, the Company recognized an impairment loss of $39.6 million resulting from the writedown of goodwill related to MATRIXX's operations in France. The Company determined that the estimated undiscounted cash flows of the operations were less than the carrying value of the related goodwill.

OTHER NON-RECURRING ITEMS

     In 1996, costs and expenses include $5.0 million of in-process research and development costs which were expensed in connection with acquisitions by CBIS and MATRIXX. This reduced net income by $3.1 million.

                             CONVERGYS CORPORATION

     In 1995, costs and expenses include $7.5 million of in-process research and development costs which were expensed in connection with CBIS acquisitions. This reduced net income by $4.6 million.

     In 1995, other income (expense), net includes a $13.3 million loss, resulting from the 1995 termination of an interest rate and currency swap agreement, which was used to hedge MATRIXX's investment in its operations in France. The charge reduced net income by $8.5 million.

4.  INCOME TAXES

     The Company's provision for income taxes, calculated on a separate tax return basis, consists of the following:

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                             1995     1996      1997
                                                             -----    -----    ------
                                                              (MILLIONS OF DOLLARS)
Current:
  Federal..................................................  $22.4    $40.5    $ 46.0
  State and local..........................................    3.3      6.5      11.0
                                                             -----    -----    ------
     Total current.........................................   25.7     47.0      57.0
Deferred...................................................   (2.8)    (0.2)    (13.0)
                                                             -----    -----    ------
Total......................................................  $22.9    $46.8    $ 44.0
                                                             =====    =====    ======

     The components of the Company's deferred tax assets and liabilities are as follows:

                                                                 AT DECEMBER 31,
                                                              ----------------------
                                                                1996          1997
                                                              --------      --------
                                                              (MILLIONS OF DOLLARS)
Deferred tax asset:
  Restructuring charges.....................................   $  0.9        $ 11.1
  Loss carryforwards........................................     26.0          26.0
  Other.....................................................     12.8           9.8
                                                               ------        ------
                                                                 39.7          46.9
  Valuation allowance.......................................    (21.0)        (21.0)
                                                               ------        ------
  Total deferred tax asset..................................     18.7          25.9
                                                               ------        ------
Deferred tax liability:
  Depreciation and amortization.............................      9.6           4.6
  Other.....................................................      1.5           1.1
                                                               ------        ------
  Total deferred tax liability..............................     11.1           5.7
                                                               ------        ------
  Net deferred tax asset....................................   $  7.6        $ 20.2
                                                               ======        ======

                             CONVERGYS CORPORATION

     The following is a reconciliation of the statutory Federal income tax rate with the effective tax rate for each year:

                                                              1995     1996     1997
                                                              -----    -----    -----
U.S. Federal statutory rate.................................   35.0%    35.0%    35.0%
Amortization and writedown of intangible assets.............   79.3      1.2      2.4
State and local income taxes, net of federal income tax
  benefit...................................................    9.8      3.2      4.3
Research tax credits........................................  (10.2)    (1.5)   (10.4)
Taxes related to prior years................................    3.8       --      2.1
Other differences...........................................    0.3     (0.4)     0.3
                                                              -----    -----    -----
Effective rate..............................................  118.0%    37.5%    33.7%
                                                              =====    =====    =====

     The 1997 resolution of CBI's federal tax return audits for 1989 through 1994, which included the IRS's consideration of refund claims related to the research and experimentation credit in those return years, resulted in the recognition of a significant amount of such credits in 1997.

     The writedown of non-deductible goodwill resulted in the Company's unusual effective tax rate in 1995. The 1995 effective tax rate excluding special items was 39.2%.

     The Company had U.S. capital loss carryforwards at both December 31, 1997 and 1996 of approximately $62.0 million. Utilization of these capital losses is dependent upon the generation of future capital gains with the carryforwards expiring December 31, 1999 and, accordingly, a valuation allowance has been established for the related deferred tax asset.

5.  GOODWILL AND OTHER INTANGIBLES

     Goodwill and other intangibles, net of accumulated amortization, consist of the following:

                                                                 AT DECEMBER 31,
                                                              ----------------------
                                                                1996         1997
                                                              ---------    ---------
                                                              (MILLIONS OF DOLLARS)
Balance -- beginning of year................................   $163.9       $196.6
Additions...................................................     43.4          1.1
Writedown...................................................       --         (7.6)
Amortization................................................    (10.3)       (12.5)
Other.......................................................     (0.4)          --
                                                               ------       ------
Balance -- end of year......................................   $196.6       $177.6
                                                               ======       ======
Accumulated amortization -- end of year.....................   $ 91.3       $101.0
                                                               ======       ======

     Additions to goodwill and other intangibles were the result of business acquisitions accounted for using the purchase method of accounting.

     The 1997 restructuring plan for MATRIXX included significant changes to the operations of two divisions which had previously been acquired. The Company has determined that the estimated undiscounted operating cash flows of these two restructured businesses over the expected life of the businesses' long-lived assets will be less than the carrying value of these assets. As a consequence, the Company recognized a non-cash goodwill impairment loss of $7.6 million as part of the 1997 MATRIXX restructuring charge.

                             CONVERGYS CORPORATION

6.  DEBT

     As discussed in Note 1, the Company's consolidated financial statements include an allocation of CBI's consolidated debt and the related interest expense. The allocation was based on the capital structure of the Company anticipated at the date of the Distribution. At or before that date, the Company will repay its indebtedness to CBI. An allocation methodology was used to reflect the capital structure through each historic period presented based on cash flows for those periods adjusted for interest expense.

     Amounts shown as intercompany debt payable to CBI were $53.0 million and $78.0 million at December 31, 1997 and 1996, respectively. Such amounts were classified as short-term given the Company's plans to repay the amount to CBI at or before the Distribution.

     Interest expense of $5.4 million, $6.0 million and $7.4 million for the years ended December 31, 1997, 1996 and 1995, respectively, was determined based on the weighted average interest rate for CBI short-term and long-term debt of 7.2%, 7.0% and 9.4% for each of the respective years and the interest rate of the direct indebtedness of the Company and its subsidiaries. The Company believes these allocations are reasonable estimates of the cost of financing the Company's assets and operations in the past. However, the Company may not be able to obtain financing with interest rates as favorable as those enjoyed by CBI, with the result that the Company's cost of capital will be higher than that reflected in its historical consolidated financial statements.

     The Company and its subsidiaries also had outstanding direct indebtedness, principally capital leases, of $7.3 million and $16.7 million at December 31, 1997 and 1996, respectively. The current portion of this debt outstanding at December 31, 1997 and 1996, was $6.1 million and $8.4 million, respectively.

7.  RETIREMENT PLANS

PENSIONS

     Certain Company employees participate in three noncontributory CBI defined benefit pension plans: one for eligible management employees, one for nonmanagement employees and one supplementary, nonqualified, unfunded plan for certain senior managers. The pension benefit formula for the management plan is a cash balance plan where the pension benefits are determined by a combination of compensation based credits and annual guaranteed interest credits. The nonmanagement pension is also a cash balance plan with benefits that are determined by a combination of service and job classification based credits and annual interest credits. Benefits for the supplementary plan are based on years of service and eligible pay.

     Funding of the CBI management and nonmanagement plans has been achieved through contributions made by CBI to an irrevocable trust fund. The contributions have been determined using the aggregate cost method.

     CBI uses the projected unit credit cost method for determining pension cost for financial reporting purposes. The accompanying financial statements of the Company reflect expenses of $1.8 million, $1.9 million and $1.0 million in 1997, 1996 and 1995, respectively, related to the Company employees that participate in the CBI pension plans.

     Immediately following the Distribution, the Company will establish separate defined benefit plans for certain eligible employees of the Company. Pension assets will be transferred from the CBI pension trusts to the Company's plans. The amount of the transfer has not been determined at this time.

     The following information relates to the entire CBI non-contributory defined benefit plans. The Company's share of the amounts shown below for pension cost, actuarial present value of the accumulated plan benefit obligation, plan assets at fair value and prepaid (accrued) pension expense has not been determined at this time.

                             CONVERGYS CORPORATION

     CBI pension cost includes the following components:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1995       1996       1997
                                                        -------    -------    -------
                                                            (MILLIONS OF DOLLARS)
Service cost (benefits earned during the period)......  $   6.9    $   7.2    $   8.5
Interest cost on projected benefit obligation.........     48.9       35.3       37.6
Actual return on plan assets..........................   (185.6)    (147.1)    (108.1)
Amortization and deferrals -- net.....................    131.5      112.6       64.3
Special termination benefits..........................     58.8         --         --
Curtailment loss......................................      4.9         --         --
Settlement gains......................................     (5.9)     (27.4)     (21.0)
                                                        -------    -------    -------
Pension cost (income).................................  $  59.5    $ (19.4)   $ (18.7)
                                                        =======    =======    =======

     The following table sets forth the CBI pension plans' funded status:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                1996           1997
                                                              ---------      ---------
                                                               (MILLIONS OF DOLLARS)
Actuarial present value of accumulated benefit obligation
  including vested benefits of $518.8 million and $461.5
  million, respectively.....................................   $ 549.9        $ 495.6
                                                               -------        -------
Plan assets at fair value (primarily listed stocks, bonds
  and real estate, including $43.0 million and $43.2
  million, respectively, in common shares of CBI)...........   $ 698.6        $ 700.0
Actuarial present value of projected benefit obligation.....    (587.3)        (514.9)
                                                               -------        -------
Plan assets over projected benefit obligation...............     111.3          185.1
Unrecognized prior service cost.............................      21.9           23.8
Unrecognized transition asset...............................     (25.8)         (18.7)
Unrecognized net gain.......................................    (114.6)        (162.7)
Recognition of minimum liability............................      (6.7)          (6.8)
                                                               -------        -------
Prepaid (accrued) pension expense...........................   $ (13.9)       $  20.7
                                                               =======        =======

     CBI used the following rates in determining the actuarial present value of the projected benefit obligation and pension cost for the three CBI pension plans:

                                                                 AT DECEMBER 31,
                                                             ------------------------
                                                             1995      1996      1997
                                                             ----      ----      ----
Discount rate -- projected benefit obligation..............  7.00%     7.25%     7.00%
Future compensation growth rate............................  4.00%     4.00%     4.00%
Expected long-term rate of return on plan assets...........  8.25%     8.25%     8.25%

SAVINGS PLANS

     The Company sponsors defined contribution plans covering substantially all employees. The Company's contributions to the plans are based on matching a portion of the employee contributions or on a percentage of employee earnings or net income for the year. Total Company contributions to the defined contribution plans were $5.8 million, $6.2 million and $7.0 million for 1997, 1996 and 1995, respectively.

                             CONVERGYS CORPORATION

8.  EMPLOYEE POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Certain Company employees participate in CBI plans offering health care and group life insurance benefits for participants that retire with a pension benefit under the CBI pension plans. CBI funds its group life insurance benefits through Retirement Funding Accounts (RFAs) and funds health care benefits using Voluntary Employee Benefit Association (VEBA) trusts. It is CBI's practice to fund amounts as deemed appropriate from time to time. Contributions are subject to IRS limitations developed using the aggregate cost method. The associated plan assets are primarily equity securities and fixed income investments.

     Immediately following the Distribution, the Company will establish separate postretirement health and life insurance plans for certain eligible employees.

     The Company recorded postretirement benefit expense of $1.8 million, $1.6 million and $1.1 million in 1997, 1996 and 1995, respectively, related to the Company employees that participate in the CBI postretirement benefit plans.

     The following information relates to the CBI postretirement health care and life insurance benefit plans in their entirety. The Company's share of the amounts shown below for postretirement benefit cost, accumulated postretirement benefit obligation, plan assets at fair value and accrued postretirement benefit liability has not been determined at this time.

     The components of postretirement benefit cost for CBI are as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1995     1996     1997
                                                              -----    -----    -----
                                                               (MILLIONS OF DOLLARS)
Service cost (benefits earned during the period)............  $ 1.6    $ 1.8    $ 2.1
Interest cost on accumulated postretirement benefit
  obligation................................................   15.2     15.6     16.1
Actual return on plan assets................................   (4.7)    (5.7)    (7.4)
Amortization and deferrals -- net...........................    5.5      5.3      5.3
Curtailment loss............................................   53.8       --       --
                                                              -----    -----    -----
Postretirement benefit cost.................................  $71.4    $17.0    $16.1
                                                              =====    =====    =====

     The aggregate funded status of the CBI plans is:

                                                                 AT DECEMBER 31,
                                                              ---------------------
                                                               1996          1997
                                                              -------      --------
                                                              (MILLIONS OF DOLLARS)
Accumulated postretirement benefit obligation:
Retirees and dependents.....................................  $191.6       $ 199.0
Fully eligible active participants..........................     6.6           6.5
Other active participants...................................    29.1          31.2
                                                              ------       -------
                                                               227.3         236.7
Plan assets at fair value...................................   (95.1)       (116.8)
                                                              ------       -------
Accumulated postretirement benefit obligation in excess of
  plan assets...............................................   132.2         119.9
Unrecognized prior service cost.............................    (3.3)         (3.1)
Unrecognized transition obligation..........................   (82.4)        (77.3)
Unrecognized net gain.......................................     5.2          15.3
                                                              ------       -------
Accrued postretirement benefit liability....................  $ 51.7       $  54.8
                                                              ======       =======

     The transition obligation is being amortized by CBI over twenty years.

                             CONVERGYS CORPORATION

     CBI used the following rates in determining the actuarial present value of the accumulated postretirement benefit obligation (APBO) and postretirement benefit costs:

                                                                 AT DECEMBER 31,
                                                             ------------------------
                                                             1995      1996      1997
                                                             ----      ----      ----
Discount rate -- APBO......................................  7.00%     7.25%     7.00%
Expected long-term rate of return for VEBA assets..........  8.25%     8.25%     8.25%
Expected long-term rate of return for RFA assets...........  8.00%     8.00%     8.00%

     The assumed health care cost trend rate used to measure the CBI postretirement health benefit obligation at December 31, 1997, was 5.8% and is assumed to decrease gradually to 4.3% by the year 2005. A one percentage point increase in the assumed health care cost trend rate would have increased the aggregate of the service and interest cost components of the 1997 CBI postretirement health benefits by approximately $.9 million, and would increase the CBI accumulated postretirement benefit obligation as of December 31, 1997, by approximately $10.5 million.

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which an estimate is practicable.

     Cash and cash equivalents and short-term debt -- the carrying amount approximates fair value because of the short-term maturity of these instruments.

     Debt -- the carrying value of the intercompany debt payable to CBI approximates the fair value of such debt, as the interest rate on the debt fluctuates with the rate on CBI's commercial paper borrowings.

     Foreign exchange risk management -- The foreign currency risk of the Company has historically been managed by CBI on a centralized basis. It has been CBI's policy to enter into foreign currency transactions to the extent considered necessary to meet its objectives. CBI has not entered into foreign currency transactions for speculative purposes. Generally, foreign currency instruments and forwards are valued relative to the period-ending spot rate. Gains and losses applicable to those instruments are recorded to income currently with the exception of amounts related to foreign currency instruments that have been designated as a hedge of a net investment in a foreign subsidiary. These hedge results are excluded from income and recorded as adjustments to shareowner equity until the related subsidiary is sold or liquidated. The interest elements of these foreign instruments are recognized to income ratably over the life of the contract. The interest rate differential to be paid or received on interest rate swap agreements and related foreign currency transactions gains and losses are accrued as interest rates change and are recognized as an adjustment to interest expense.

     In December 1995, CBI terminated an interest rate and currency swap agreement that was entered into in 1990 to hedge MATRIXX's investment in its operations in France. The agreement effectively converted $41.7 million of CBI's short-term variable rate borrowings to long-term French franc fixed-interest-rate debt. While the swap was in place, currency gains and losses were reflected in shareowner's equity. The Company recorded a charge of $13.3 million in other income (expense), net in 1995 related to the termination.

10.  STOCK-BASED COMPENSATION PLANS

     CBI has two plans which allow for the granting of CBI stock options and other CBI stock-based awards to officers, directors and certain key employees of CBI, including those of the Company. The options are granted at no less than market value of the stock at the grant date. CBI granted options to purchase 952,000, 1,039,000 and 1,153,000 shares of CBI stock to employees of the Company in 1997, 1996 and 1995, respectively. Generally, stock options have a ten-year term and vest within three years of grant. There were no CBI stock appreciation rights granted or outstanding during the three-year period ended December 31, 1997.

                             CONVERGYS CORPORATION

     The Company follows the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost for the issuance of CBI options to Company employees (and for an allocation of the options issued to CBI employees who provide administrative services to the Company) based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been impacted as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                                1996              1997
                                                              --------          --------
                                                                 (MILLIONS OF DOLLARS
                                                              EXCEPT PER SHARE AMOUNTS)
Net income
  As reported...............................................   $ 78.0            $ 86.6
  Pro forma compensation expense, net of tax benefit........     (1.7)             (3.8)
                                                               ------            ------
  Pro forma.................................................   $ 76.3            $ 82.8
                                                               ======            ======
Diluted earnings per share
  As reported...............................................   $                 $
  Pro forma.................................................   $                 $

     The pro forma effect on net income for 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

     The weighted average fair value at the date of grant for the CBI options granted to Company employees during 1997, 1996 and 1995 were $9.64, $4.60 and $1.79, respectively, and were estimated using the Black-Scholes option pricing model. The following weighted average assumptions were used to value the CBI options -- expected dividend yield: 1.8% in 1997 and 3.5% in 1996; expected volatility: 29.9% in 1997 and 29.2% in 1996; risk-free interest rate: 6.2% in 1997 and 5.5% in 1996; and, an expected holding period of 4 years in both 1997 and 1996.

11.  LEASE COMMITMENTS

     The Company leases certain facilities and equipment used in its operations under operating leases. Total rental expense was approximately $94.8 million, $76.6 million and $60.8 million in 1997, 1996 and 1995, respectively.

     At December 31, 1997, the total minimum rental commitments under noncancelable leases are as follows:

                                             (MILLIONS OF DOLLARS)
                                             ---------------------
1998.......................................         $ 82.8
1999.......................................           61.0
2000.......................................           41.4
2001.......................................           20.1
2002.......................................           12.7
Thereafter.................................           48.2
                                                    ------
          Total............................         $266.2
                                                    ======

                             CONVERGYS CORPORATION

12.  QUARTERLY FINANCIAL INFORMATION
     (UNAUDITED)

     All adjustments necessary for a fair statement of income for each period have been included.

                                         1ST         2ND         3RD         4TH
                                       QUARTER     QUARTER     QUARTER     QUARTER      TOTAL
                                       --------    --------    --------    --------    --------
                                               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
1997
Revenues.............................   $243.4      $243.2      $238.5      $262.4      $987.5
Operating income.....................   $ 37.2      $ 38.1      $ 34.5      $  4.3      $114.1
Net income...........................   $ 26.8      $ 28.2      $ 26.3      $  5.3      $ 86.6
Pro forma earnings per share:
  Basic
  Diluted
1996
Revenues.............................   $184.2      $193.7      $219.0      $245.5      $842.4
Operating income.....................   $ 27.1      $ 28.5      $ 30.1      $ 33.5      $119.2
Net income...........................   $ 17.0      $ 19.1      $ 20.5      $ 21.4      $ 78.0
Pro forma earnings per share:
  Basic
  Diluted

     In the fourth quarter of 1997, MATRIXX recorded a charge for restructuring of its operations. The restructuring charge reduced operating income by $35.0 million and net income by $23.0 million. In the fourth quarter of 1996, expensing of acquired research and development costs decreased operating income by $3.0 million and net income by $1.8 million. In the third quarter of 1996, expensing of acquired in-process research and development costs decreased operating income by $2.0 million and net income by $1.3 million.

                             CONVERGYS CORPORATION

13.  ADDITIONAL FINANCIAL INFORMATION

                                                                 AT DECEMBER 31,
                                                              ----------------------
                                                                1996         1997
                                                              ---------    ---------
                                                              (MILLIONS OF DOLLARS)
BALANCE SHEET
RECEIVABLES:
  Billed....................................................   $123.0       $130.4
  Unbilled..................................................     86.3         93.6
  Other.....................................................      3.9          5.3
                                                               ------       ------
     Total..................................................    213.2        229.3
  Less allowances...........................................      6.5          6.4
                                                               ------       ------
     Total receivables......................................   $206.7       $222.9
                                                               ======       ======
PROPERTY AND EQUIPMENT, NET:
  Buildings.................................................   $  7.2       $  7.0
  Leasehold improvements....................................     29.4         38.5
  Equipment.................................................    155.1        175.3
  Software..................................................     98.8        108.7
  Construction in progress and other........................      7.0         11.5
                                                               ------       ------
     Total property and equipment...........................    297.5        341.0
  Less: accumulated depreciation............................    174.5        211.0
                                                               ------       ------
     Property and equipment, net............................   $123.0       $130.0
                                                               ======       ======
PAYABLES AND OTHER CURRENT LIABILITIES:
  Accounts payable..........................................   $ 34.6       $ 42.5
  Accrued expenses..........................................     84.0         62.9
  Accrued taxes.............................................      9.3         16.9
  Restructuring.............................................      2.6         26.0
  Advance billing and customers' deposits...................     15.5          9.2
                                                               ------       ------
     Total..................................................   $146.0       $157.5
                                                               ======       ======

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1995     1996     1997
                                                              -----    -----    -----
                                                               (MILLIONS OF DOLLARS)
STATEMENT OF CASH FLOWS
CASH PAID FOR:
  Interest..................................................  $ 7.4    $ 6.0    $ 5.4
  Income taxes (net of refunds).............................  $39.0    $38.4    $47.9

14.  TRANSACTIONS WITH CBI

     In 1997, 1996 and 1995, the Company had $49.6 million, $45.0 million, and $41.6 million, respectively, in revenues resulting from information systems and billing services and customer management solutions provided to CBI and its subsidiaries. At December 31, 1997 and 1996, the related receivables amounted to $5.3 million and $4.4 million, respectively.

     CBI has allocated general corporate overhead expenses amounting to $7.7 million, $6.7 million and $6.1 million in 1997, 1996 and 1995, respectively. The allocation of general corporate overhead expenses to the

                             CONVERGYS CORPORATION

Company by CBI has been based on the ratio of the Company's revenues, assets and payroll to CBI's revenue assets and payroll. Additionally, the Company incurred expenses for communications and other services provided by CBI and its subsidiaries of $18.6 million, $6.2 million and $14.9 million in 1997, 1996 and 1995, respectively. Amounts payable to CBI and its subsidiaries were $1.6 million and $0.7 million at December 31, 1997 and 1996, respectively.

15.  INDUSTRY SEGMENT AND GEOGRAPHIC OPERATIONS

  Industry Segment Information

     The Company operates in two industry segments. CBIS is principally engaged in providing information systems and billing services to the communications and broadband services industries. MATRIXX provides a full range of customer management solutions to large corporations.

                             CONVERGYS CORPORATION

     The Company's business segment information is as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1995      1996      1997
                                                           ------    ------    ------
                                                             (MILLIONS OF DOLLARS)
Revenues
  CBIS...................................................  $373.9    $479.8    $548.0
  MATRIXX................................................   271.1     367.1     447.6
  Intersegment...........................................    (0.3)     (4.5)     (8.1)
                                                           ------    ------    ------
     Total...............................................  $644.7    $842.4    $987.5
                                                           ======    ======    ======
Intersegment revenues
  CBIS...................................................  $  0.2    $  4.4    $  7.9
  MATRIXX................................................     0.1       0.1       0.2
                                                           ------    ------    ------
     Total...............................................  $  0.3    $  4.5    $  8.1
                                                           ======    ======    ======
Special items
  CBIS
     Acquired research and development...................  $  7.5    $  3.0    $   --
  MATRIXX
     Restructuring.......................................      --        --      35.0
     Acquired research and development...................      --       2.0        --
     Goodwill impairment.................................    39.6        --        --
                                                           ------    ------    ------
     Total...............................................  $ 47.1    $  5.0    $ 35.0
                                                           ======    ======    ======
Operating income (as reported)
  CBIS...................................................  $ 38.5    $ 75.5    $104.7
  MATRIXX................................................    (7.3)     43.7       9.4
                                                           ------    ------    ------
     Total...............................................  $ 31.2    $119.2    $114.1
                                                           ======    ======    ======
Assets
  CBIS...................................................  $268.2    $270.2    $283.6
  MATRIXX................................................   235.6     299.5     283.4
  Other and eliminations.................................    14.0      49.5      87.4
                                                           ------    ------    ------
     Total...............................................  $517.8    $619.2    $654.4
                                                           ======    ======    ======
Capital additions (including acquisitions)
  CBIS...................................................  $ 47.0    $ 43.5    $ 36.0
  MATRIXX................................................    27.0      70.9      31.0
                                                           ------    ------    ------
     Total...............................................  $ 74.0    $114.4    $ 67.0
                                                           ======    ======    ======
Depreciation and amortization
  CBIS...................................................  $ 30.3    $ 32.2    $ 34.5
  MATRIXX................................................    15.6      19.6      26.5
                                                           ------    ------    ------
     Total...............................................  $ 45.9    $ 51.8    $ 61.0
                                                           ======    ======    ======

     Certain corporate administrative expenses have been allocated to segments based upon the nature of the expense. Assets are those assets used in the operations of the segment.

     Capital additions for 1997, 1996 and 1995 include $11.5 million, $54.0 million and $46.4 million, respectively, from acquisitions.

                             CONVERGYS CORPORATION

  Geographic Operations

     The following table presents certain information regarding the Company's domestic and international operations:

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1995      1996      1997
                                                           ------    ------    ------
                                                             (MILLIONS OF DOLLARS)
Revenues
  United States..........................................  $568.7    $745.6    $888.0
  International..........................................    76.0      96.8      99.5
                                                           ------    ------    ------
     Total...............................................  $644.7    $842.4    $987.5
                                                           ======    ======    ======
Operating income (loss)
  United States..........................................  $ 85.7    $110.3    $107.6
  International..........................................   (54.5)      8.9       6.5
                                                           ------    ------    ------
     Total...............................................  $ 31.2    $119.2    $114.1
                                                           ======    ======    ======
Assets
  United States..........................................  $445.1    $539.2    $585.7
  International..........................................    72.7      80.0      68.7
                                                           ------    ------    ------
     Total...............................................  $517.8    $619.2    $654.4
                                                           ======    ======    ======

16.  MAJOR CUSTOMER

     Both of the Company's segments derive significant revenues from AT&T and its affiliates (AT&T) by providing information systems and billing services and customer management solutions. Revenues from AT&T were 30.1%, 34.7% and 35.8% of the Company's consolidated revenues for 1997, 1996, and 1995, respectively. Related amounts receivable from AT&T totaled $54.1 million and $64.5 million at December 31, 1997 and 1996, respectively.

17.  CONTINGENCIES

     The Company is from time to time subject to routine complaints incidental to the business. The Company believes that the results of any complaints and proceedings will not have a materially adverse effect on the Company's financial condition.

18.  RECENTLY ISSUED ACCOUNTING STANDARDS

     In October 1997, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 97-2 "Software Revenue Recognition," which is effective for transactions entered into fiscal years beginning after December 15, 1997. SOP 97-2 revises certain standards for the recognition of software revenue that will have to be adopted by CBIS with respect to certain software development and licensing agreements. The effect of SOP 97-2 on the operating results of the Company will be dependent on the nature and terms of the individual software agreements entered into in 1998 and beyond.

     In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. SOP 98-1 requires the capitalization of certain expenditures for software that is purchased or internally developed for use in the business. Company management believes that the prospective implementation of SOP 98-1 in 1999 is likely to result in some additional capitalization of software expenditures in the future. However, the amount of such additional capitalized software expenditures can not be determined at this time.

     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." The SOP provides guidance on financial reporting of costs of start-up activities. SOP 98-5 requires such costs to be

                             CONVERGYS CORPORATION
expensed instead of being capitalized and amortized. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company believes the implementation of SOP 98-5 will not have a material impact on its financial reporting.

19.  ACQUISITIONS

     Effective February 28, 1998, MATRIXX acquired Transtech from AT&T for approximately $625 million in cash. The acquisition will be accounted for under the purchase method of accounting. The acquisition was financed through short-term, variable rate debt issued by CBI, which was allocated to the Company by CBI. In the first quarter of 1998, the Company recorded a charge of $42.6 million to expense in-process research and development costs associated with the acquisition. The amount expensed relates to two ongoing development projects at Transtech that had not reached technological feasibility at the time of the acquisition and had no alternative future use. The Company intends to continue both projects. The Company allocated $68.2 million of the purchase price to an eight-year contract under which the Company will provide teleservices to AT&T, $11.4 million to the assembled Transtech workforce, $4.4 million to capitalized software and $91.0 million to the fair value of the acquired tangible net assets. The fair values of the acquired assets were determined by an independent valuation. The excess of the purchase price and acquisition costs over the fair value of the assets acquired, approximately $415 million, is goodwill, which will be amortized on a straight-line basis over a thirty-year life. The Company is currently evaluating its integration plan for the acquisition and expects to incur integration liabilities, including severance pay and lease termination costs. Such liabilities would result in additional goodwill which would be amortized over a thirty-year life.

     On January 8, 1998, MATRIXX acquired the teleservices business of Maritz Inc. for approximately $30 million in cash. The acquisition agreement contains provisions that could increase the purchase price by up to $20 million. The transaction will be accounted for under the purchase method of accounting.

                             CONVERGYS CORPORATION

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                      AND COMPREHENSIVE INCOME (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                1997        1998
                                                              --------    --------
                                                              (MILLIONS OF DOLLARS
                                                                EXCEPT PER SHARE
                                                                    AMOUNTS)
REVENUES....................................................   $243.4      $308.6
Costs and expenses
  Costs of products and services............................    134.4       175.2
  Selling, general and administrative expenses..............     39.0        48.9
  Research and development costs............................     18.3        61.7
  Depreciation and amortization.............................     13.9        18.4
  Year 2000 programming costs...............................      0.6         5.7
                                                               ------      ------
     Total costs and expenses...............................    206.2       309.9
                                                               ------      ------
OPERATING INCOME (LOSS).....................................     37.2        (1.3)
Other income (expense), net.................................      4.3         4.0
Interest expense............................................      1.3         6.4
                                                               ------      ------
Income (loss) before income taxes...........................     40.2        (3.7)
Income taxes................................................     13.4        (1.4)
                                                               ------      ------
NET INCOME (LOSS)...........................................   $ 26.8      $ (2.3)
                                                               ======      ======
Other comprehensive income, net of tax
  Foreign currency translation adjustments..................     (1.4)       (0.2)
                                                               ------      ------
COMPREHENSIVE INCOME (LOSS).................................   $ 25.4      $ (2.5)
                                                               ======      ======
Unaudited pro forma net income (loss) per common share:
  Basic.....................................................   $           $
                                                               ======      ======
  Diluted...................................................   $           $
                                                               ======      ======

    The accompanying notes are an integral part of the financial statements.

                             CONVERGYS CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                    AT DECEMBER 31, 1997 AND MARCH 31, 1998

                                                                              (UNAUDITED)
                                                              DECEMBER 31,     MARCH 31,
                                                                  1997           1998
                                                              ------------    -----------
                                                                 (MILLIONS OF DOLLARS)
                                         ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................     $  2.1        $    0.9
  Receivables, net of allowance of $6.4 and $10.6...........      222.9           297.5
  Deferred income tax benefits..............................       13.7             5.9
  Prepaid expenses and other current assets.................       27.1            31.0
                                                                 ------        --------
     Total current assets...................................      265.8           335.3
Property and equipment, net.................................      130.0           209.4
Goodwill and other intangibles..............................      177.6           709.6
Investment in unconsolidated entities.......................       72.7            76.8
Deferred charges and other assets...........................        8.3            27.7
                                                                 ------        --------
          Total assets......................................     $654.4        $1,358.8
                                                                 ======        ========
                           LIABILITIES AND SHAREOWNER'S EQUITY
CURRENT LIABILITIES
  Debt maturing within one year.............................     $  6.1        $    4.7
  Intercompany debt payable to CBI..........................       53.0           724.7
  Payables and other current liabilities....................      157.5           192.5
                                                                 ------        --------
     Total current liabilities..............................      216.6           921.9
Long-term debt..............................................        1.2             0.6
Other long-term liabilities.................................        5.8             6.6
                                                                 ------        --------
          Total liabilities.................................     $223.6        $  929.1
                                                                 ------        --------
Commitments and contingencies

SHAREOWNER'S EQUITY
  Shareowner's net investment...............................      428.4           427.5
  Accumulated other comprehensive income, net of tax........        2.4             2.2
                                                                 ------        --------
     Total shareowner's equity..............................      430.8           429.7
                                                                 ------        --------
          Total liabilities and shareowner's equity.........     $654.4        $1,358.8
                                                                 ======        ========

    The accompanying notes are an integral part of the financial statements.

                             CONVERGYS CORPORATION

      CONDENSED CONSOLIDATED STATEMENT OF SHAREOWNER'S EQUITY (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998

                                                                1997         1998
                                                              ---------    ---------
                                                              (MILLIONS OF DOLLARS)
SHAREOWNER'S EQUITY AT JANUARY 1............................   $364.2       $430.8
  Net income (loss).........................................     26.8         (2.3)
  Transfers from CBI, net...................................     21.6          1.4
  Other comprehensive income, net of tax....................     (1.4)        (0.2)
                                                               ------       ------
SHAREOWNER'S EQUITY AT MARCH 31.............................   $411.2       $429.7
                                                               ======       ======

    The accompanying notes are an integral part of the financial statements.

                             CONVERGYS CORPORATION

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998

                                                                1997        1998
                                                              --------    ---------
                                                              (MILLIONS OF DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................   $ 26.8      $  (2.3)
  Adjustments to reconcile net income (loss) to net cash
     provided (used) by operating activities:
     Depreciation and amortization..........................     13.9         18.4
     Acquired research and development costs................       --         42.6
     Provision for loss on receivables......................      0.9          3.6
     Undistributed earnings of unconsolidated entities......     (2.9)        (4.0)
  Change in assets and liabilities net of effects from
     acquisitions and disposals:
     Decrease (increase) in receivables.....................     12.8        (27.4)
     Decrease in other current assets.......................      1.6          5.5
     Decrease in accounts payable and accrued liabilities...    (20.8)       (12.7)
     Decrease in other current liabilities..................     (9.3)        (4.1)
     Increase (decrease) in deferred income taxes...........     (3.0)         0.9
     Increase in other assets and liabilities, net..........     (3.7)       (24.1)
                                                               ------      -------
     Net cash provided (used) by operating activities.......     16.3         (3.6)
                                                               ------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures -- other.............................     (8.7)       (10.4)
  Acquisitions, net of cash acquired........................       --       (658.3)
                                                               ------      -------
     Net cash used in investing activities..................     (8.7)      (668.7)
                                                               ------      -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of long-term debt...............................     (2.7)        (2.0)
  Change in intercompany debt payable to CBI................    (25.0)       671.7
  Transfers from CBI, net...................................     21.6          1.4
                                                               ------      -------
  Net cash provided (used) in financing activities..........     (6.1)       671.1
                                                               ------      -------
Net increase (decrease) in cash and cash equivalents........      1.5         (1.2)
Cash and cash equivalents at beginning of period............      2.3          2.1
                                                               ------      -------
Cash and cash equivalents at end of period..................   $  3.8      $   0.9
                                                               ======      =======
Supplemental cash flow information
     Cash paid for interest.................................   $  6.4      $   1.1
                                                               ======      =======
     Cash paid for income taxes.............................   $  6.4      $   9.9
                                                               ======      =======

    The accompanying notes are an integral part of the financial statements.

                             CONVERGYS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1.  BACKGROUND AND BASIS OF PRESENTATION

     The Company is currently a wholly owned subsidiary of CBI. CBI's intention is to contribute to the Company the outstanding common shares of CBIS, MATRIXX and Cincinnati Bell Cellular Systems Inc. ("CBCS"). CBI also has announced its intention to distribute to its shareowners within six months following the Offering, subject to certain conditions, all of its interest in the Company following the Offering.

BASIS OF PRESENTATION

     The consolidated financial statements reflect the results of operations, financial position, changes in shareowner's equity and cash flows of the businesses that will be transferred to the Company from CBI in the Separation as if the Company were a separate entity for all periods presented. The consolidated financial statements have been prepared using the historical basis in the assets and liabilities and historical results of operations related to the Company Businesses. Changes in shareowner's equity represent the net income of the Company, currency translation adjustments related to the Company's international operations and net cash transfers to or from CBI. Additionally, the financial statements include the allocation of certain expenses relating to the Company from CBI. Management believes these allocations are reasonable. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated.

     The liabilities of the Company include outstanding direct third-party indebtedness and the amounts of debt and related interest expense determined based upon the capital structure that is anticipated at the Distribution. Interest expense shown in the consolidated financial statements reflects the interest expense associated with the allocated borrowings for each period presented using the weighted average interest rate of CBI, and the interest rate associated with any direct outstanding indebtedness of the Company and its subsidiaries. General corporate overhead related to CBI's corporate headquarters and common support divisions has been allocated to the Company based on the ratio of the Company's revenues, assets and payroll to CBI's revenues, assets and payroll. Management believes these allocations are reasonable. However, the costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions as a stand-alone entity. Subsequent to the Distribution, the Company will perform these functions using its own resources or purchased services and will be responsible for the costs and expenses associated with the management of a public corporation. Additionally, income taxes are presented as if calculated on a separate tax return basis.

     The Company's financial statements include the costs experienced by the CBI pension and postretirement benefit plans for employees and retirees for whom the Company will assume responsibility.

     The financial information included herein may not necessarily reflect the consolidated results of operations, financial position, changes in stockowner's equity and cash flows of the Company in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

     The consolidated financial statements of the Company have been prepared pursuant to the rules and regulations of the SEC, and in the opinion of Management, include all adjustments necessary for a fair presentation of the results of operations, financial position and cash flows for each period shown. All adjustments are of a normal and recurring nature except for those outlined in Notes 2 and 3. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to SEC rules and regulations. The December 31, 1997 condensed balance sheet was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. It is suggested that these financial statements be read in conjunction with financial statements and notes thereto included elsewhere in the Prospectus.

                             CONVERGYS CORPORATION

2.  STATUS OF BUSINESS RESTRUCTURINGS

     In the fourth quarter of 1997, the Company approved a restructuring plan for MATRIXX. The restructuring plan will result in the consolidation of certain operating divisions and facilities. A charge of $35.0 million was recorded which reduced net income by $23.0 million. At December 31, 1997, the balance of the restructuring reserve was $24.9 million. During the first quarter of 1998, MATRIXX recorded cash expenditures of $1.5 million, primarily for severance pay, and recorded non-cash asset writedowns of $2.6 million that reduced the restructuring liability to $20.8 million at March 31, 1998. Management expects the restructuring plan activities to be completed by December 31, 1998.

3.  ACQUISITIONS

     Effective February 28, 1998, MATRIXX acquired Transtech from AT&T for approximately $625 million in cash. The acquisition was accounted for under the purchase method of accounting. The acquisition was financed through short-term, variable rate debt issued by CBI, which was allocated to the Company by CBI. In the first quarter of 1998, the Company recorded a charge of $42.6 million to expense in-process research and development costs associated with the acquisition. The amount expensed relates to two ongoing development projects at Transtech that had not reached technological feasibility at the time of the acquisition and had no alternative future use. The Company intends to continue both of these development projects. The Company allocated $68.2 million of the purchase price to an eight-year contract under which the Company will provide customer management solutions services to AT&T, $11.4 million to the assembled workforce, $4.4 million to capitalized software and $91.0 million to the fair value of the acquired tangible net assets. The fair values of the acquired assets were determined by an independent valuation. The excess of the purchase price and acquisition costs over the fair value of the assets acquired, approximately $415 million, was recorded as goodwill, which will be amortized on a straight line basis over a thirty-year life. The Company is currently evaluating its integration plan for the Transtech Acquisition and may incur integration liabilities, including severance pay and lease termination costs. Such liabilities may result in additional goodwill which would be amortized over a thirty-year life. The following unaudited pro forma data summarizes the combined results of operations of the Company and Transtech as though the acquisition had occurred as of the beginning of each period:

                                                             THREE MONTHS ENDED
                                                                 MARCH 31,
                                                             ------------------
                                                              1997       1998
                                                             -------    -------
Revenues...................................................  $340.9     $371.0
Net income (loss)..........................................  $ 25.4     $ (7.7)
Earnings (loss) per share:
  Basic....................................................  $          $
                                                             ======     ======
  Diluted..................................................  $          $
                                                             ======     ======

     The pro forma loss for 1998 includes the expensing of $42.6 million ($26.4 million after tax) of acquired research and development costs associated with the Transtech Acquisition.

     On January 8, 1998, MATRIXX acquired the teleservices business of Maritz Inc. for approximately $30 million in cash. The acquisition agreement contains provisions that could increase the purchase price by up to $20 million. The transaction was accounted for under the purchase method of accounting. The acquisition of Maritz did not have a material effect on the operating results of the Company.

                             CONVERGYS CORPORATION

5.  TRANSACTIONS WITH CBI

     During the three months ended March 31, 1998 and 1997, the Company had $13.9 million, and $11.2 million, respectively, in revenues resulting from information systems and billing services and customer management solutions provided to CBI and its subsidiaries. The related receivables amounted to $5.1 million and $5.3 million at March 31, 1998 and December 31, 1997, respectively.

     CBI has allocated general corporate overhead expenses amounting to $2.7 million and $1.9 million for the three months ended March 31, 1998 and 1997, respectively. The allocation of general corporate overhead expenses to the Company by CBI has been based on the ratio of the Company's revenues, assets and payroll to CBI's revenue assets and payroll. Additionally, the Company incurred expenses for communications and other services provided by CBI and its subsidiaries of $3.0 million and $3.2 million for the three months ended March 31, 1998 and 1997, respectively. Amounts payable to CBI and its subsidiaries were $1.5 million and $1.6 million at March 31, 1998 and December 31, 1997, respectively.

6.  AT&T RELATIONSHIP

     Both of the Company's subsidiaries derives significant revenues from AT&T and its affiliates (AT&T) by providing information systems and billing services and customer management solutions. Revenues from AT&T were 31.4% and 32.5% of the Company's consolidated revenues for the three month periods ended March 31, 1998 and 1997, respectively. Related amounts receivable from AT&T totaled $75.9 million and $54.1 million at March 31, 1998 and December 31, 1997, respectively.

7.  CONTINGENCIES

     The Company is from time to time subject to routine complaints incidental to the business. The Company believes that the results of any complaints and proceedings will not have a materially adverse effect on the Company's financial condition.

8.  NEW ACCOUNTING PRONOUNCEMENTS

     In March 1998, the AICPA issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires the capitalization of certain expenditures for software that is purchased or internally developed for use in the business. Company management believes that the prospective implementation of SOP 98-1 in 1999 is likely to result in some capitalization of software expenditures in the future. However, the amount of such capitalized software expenditures can not be determined at this time.

     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." The SOP provides guidance on financial reporting of costs of start-up activities. SOP 98-5 requires such costs to be expensed instead of being capitalized and amortized. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company believes the implementation of SOP 98-5 will not have a material impact on its financial reporting.

     Effective January 1, 1998, the Company implemented SOP 97-2, "Software Revenue Recognition." SOP 97-2 revises standards for the recognition of software revenue in connection with certain software development and licensing arrangements. SOP 97-2 did not have a material effect on the Company's results of operations for the three months ended March 31, 1998; however, its effect on future operating results will be dependent on the nature and terms of the Company's individual software agreements.

     The Company has implemented Statement of Financial Accounting Standards
(SFAS) No. 130, "Reporting Comprehensive Income" in the first quarter of 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. The objective of SFAS 130 is to report a

                             CONVERGYS CORPORATION
measure of all changes in the equity of an enterprise that result from transactions of the period other than transactions with shareowners.

9.  BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

  Segment Information

     The Company operates in two industry segments. CBIS is principally engaged in providing information systems and billing services to the communications and broadband services industries. MATRIXX provides a full range of customer management solutions to large companies. The Company's business segment information is as follows:

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                1997         1998
                                                              --------    ----------
                                                              (MILLIONS OF DOLLARS)
REVENUES
  CBIS......................................................   $130.5      $  143.9
  MATRIXX...................................................    115.2         166.9
  Intersegment..............................................     (2.3)         (2.2)
                                                               ------      --------
     Total..................................................   $243.4      $  308.6
                                                               ======      ========
INTERSEGMENT REVENUES
  CBIS......................................................   $  2.2      $    2.1
  MATRIXX...................................................      0.1           0.1
                                                               ------      --------
     Total..................................................   $  2.3      $    2.2
                                                               ======      ========
SPECIAL ITEM
  MATRIXX...................................................   $   --      $   42.6
                                                               ------      --------
     Total..................................................   $   --      $   42.6
                                                               ======      ========
OPERATING INCOME (LOSS)
  CBIS......................................................   $ 22.7      $   27.0
  MATRIXX...................................................     14.6         (28.3)
  Eliminations..............................................     (0.1)           --
                                                               ------      --------
     Total..................................................   $ 37.2      $   (1.3)
                                                               ======      ========
ASSETS
  CBIS......................................................   $259.0      $  280.5
  MATRIXX...................................................    270.7         981.4
  Other and eliminations....................................     74.0          96.9
                                                               ------      --------
     Total..................................................   $603.7      $1,358.8
                                                               ======      ========

                             CONVERGYS CORPORATION

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                1997         1998
                                                              --------    ----------
                                                              (MILLIONS OF DOLLARS)
CAPITAL ADDITIONS (INCLUDING ACQUISITIONS)
  CBIS......................................................   $  3.1      $    5.6
  MATRIXX...................................................      5.4         663.9
                                                               ------      --------
     Total..................................................   $  8.5      $  669.5
                                                               ======      ========
DEPRECIATION AND AMORTIZATION
  CBIS......................................................   $  7.7      $    6.7
  MATRIXX...................................................      6.2          11.7
                                                               ------      --------
     Total..................................................   $ 13.9      $   18.4
                                                               ======      ========

     Certain corporate administrative expenses have been allocated to segments based upon the nature of the expense. Assets are those assets used in the operations of the segment.

  Geographic Information

     The following table presents certain information regarding the Company's domestic and international operations:

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                1997         1998
                                                              --------    ----------
                                                              (MILLIONS OF DOLLARS)
                                                              ----------------------
REVENUES
  United States.............................................   $218.2      $  285.8
  International.............................................     25.2          22.8
                                                               ------      --------
     Total..................................................   $243.4      $  308.6
                                                               ======      ========
OPERATING INCOME (LOSS)
  United States.............................................   $ 36.1      $   (1.6)
  International.............................................      1.1           0.3
                                                               ------      --------
     Total..................................................   $ 37.2      $   (1.3)
                                                               ======      ========
ASSETS
  United States.............................................   $522.5      $1,291.7
  International.............................................     81.2          67.1
                                                               ------      --------
     Total..................................................   $603.7      $1,358.8
                                                               ======      ========

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareowner and Board of Directors of American Transtech Inc., doing business as AT&T Solutions Customer Care:

We have audited the accompanying balance sheets of AT&T Solutions Customer Care as of December 31, 1997 and 1996, and the related statements of income, changes in shareowner's investment, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AT&T Solutions Customer Care as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

AT&T Solutions Customer Care has a significant number of transactions with AT&T and other AT&T subsidiaries, as discussed in Notes 2, 6 and 11.

Coopers & Lybrand L.L.P.

Jacksonville, Florida
May 1, 1998

                          AT&T SOLUTIONS CUSTOMER CARE
                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1997 AND 1996
                   (DOLLARS IN THOUSANDS, EXCEPT FOR SHARES)

                                                                1997       1996
                                                              --------   --------
                           ASSETS
CURRENT ASSETS:
  Cash......................................................  $     --   $     --
  Accounts receivable -- trade, net of allowance for
     doubtful accounts of $563 and $300.....................    39,370     24,841
  Amounts due from AT&T and AT&T subsidiaries, net..........    24,096     31,990
  Prepaid expenses and other receivables....................     2,208      3,025
  Deferred income taxes.....................................       789      4,930
                                                              --------   --------
          Total current assets..............................    66,463     64,786
Property and equipment, net.................................    87,211     85,481
                                                              --------   --------
                                                              $153,674   $150,267
                                                              ========   ========
          LIABILITIES AND SHAREOWNER'S INVESTMENT
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities..................  $ 33,225   $ 24,271
  Accrued payroll and related benefits......................    17,039     10,883
  Cash overdrafts...........................................     8,690     10,047
  Obligations under capital leases, current portion.........       190         --
                                                              --------   --------
          Total current liabilities.........................    59,144     45,201
Deferred income taxes.......................................    16,903     14,649
Obligations under capital leases, less current portion......     2,563         --
                                                              --------   --------
          Total liabilities.................................    78,610     59,850
                                                              --------   --------
SHAREOWNER'S INVESTMENT:
  Common stock, $1 par value; 1,000 shares authorized,
     issued and outstanding                                          1          1
  Additional paid-in capital................................    51,850     51,850
  Retained earnings.........................................    24,113     37,979
  Cumulative translation adjustments........................      (900)       587
                                                              --------   --------
          Total shareowner's investment.....................    75,064     90,417
                                                              --------   --------
          Total liabilities and shareowner's investment.....  $153,674   $150,267
                                                              ========   ========

    The accompanying notes are an integral part of the financial statements.

                          AT&T SOLUTIONS CUSTOMER CARE
                              STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                             (DOLLARS IN THOUSANDS)

                                                                1997       1996       1995
                                                              --------   --------   --------
OPERATING REVENUE...........................................  $402,371   $347,583   $333,799
Operating expenses:
  Costs of services.........................................   285,015    232,464    228,784
  Selling, general and administrative expenses..............    71,095     67,174     65,142
  Depreciation and amortization.............................     7,875      9,449     11,878
  Restructuring charge......................................        --         --     22,265
                                                              --------   --------   --------
          Total operating expenses..........................   363,985    309,087    328,069
                                                              --------   --------   --------
OPERATING INCOME............................................    38,386     38,496      5,730
                                                              --------   --------   --------
Other income (expense):
  Interest expense..........................................      (159)        --         --
  Net other expense/income..................................     1,105      2,876        459
                                                              --------   --------   --------
     Other income (expense).................................       946      2,876        459
                                                              --------   --------   --------
Income before income taxes..................................    39,332     41,372      6,189
Provision for income taxes..................................    15,198     16,044      2,479
                                                              --------   --------   --------
NET INCOME..................................................  $ 24,134   $ 25,328   $  3,710
                                                              ========   ========   ========

    The accompanying notes are an integral part of the financial statements.

                          AT&T SOLUTIONS CUSTOMER CARE
                STATEMENTS OF CHANGES IN SHAREOWNER'S INVESTMENT
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                             (DOLLARS IN THOUSANDS)

                                              ADDITIONAL               CURRENCY        TOTAL
                                     COMMON    PAID-IN     RETAINED   TRANSLATION   SHAREOWNER'S
                                     STOCK     CAPITAL     EARNINGS   ADJUSTMENTS    INVESTMENT
                                     ------   ----------   --------   -----------   ------------
BALANCE, DECEMBER 31, 1994.........    $1      $51,850     $ 39,741     $    --       $91,592
Dividends declared and paid........    --           --      (21,300)         --       (21,300)
Net income.........................    --           --        3,710          --         3,710
                                       --      -------     --------     -------       -------
BALANCE, DECEMBER 31, 1995.........     1       51,850       22,151          --        74,002
Dividends declared and paid........    --           --       (9,500)         --        (9,500)
Accumulated translation
  adjustment.......................    --           --           --         587           587
Net income.........................    --           --       25,328          --        25,328
                                       --      -------     --------     -------       -------
BALANCE, DECEMBER 31, 1996.........     1       51,850       37,979         587        90,417
Dividends declared and paid........    --           --      (38,000)         --       (38,000)
Accumulated translation
  adjustment.......................    --           --           --      (1,487)       (1,487)
Net income.........................    --           --       24,134          --        24,134
                                       --      -------     --------     -------       -------
BALANCE, DECEMBER 31, 1997.........    $1      $51,850     $ 24,113     $  (900)      $75,064
                                       ==      =======     ========     =======       =======

    The accompanying notes are an integral part of the financial statements.

                          AT&T SOLUTIONS CUSTOMER CARE
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                             (DOLLARS IN THOUSANDS)

                                                                1997       1996       1995
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $ 24,134   $ 25,328   $  3,710
  Adjustment to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization..........................     7,875      9,449     11,878
     Business restructuring reserve for fixed assets........        --         --     11,500
     Provision for doubtful accounts........................       263         (5)       201
     Change in assets and liabilities:
       Accounts receivable..................................   (14,793)    12,952    (15,439)
       Transfers from AT&T, net.............................     7,894     (6,093)    11,381
       Prepaid expenses and other receivables...............       816       (331)     3,182
       Accounts payable and accrued liabilities.............     8,954       (383)     7,437
       Payroll and accrued benefits.........................     6,156    (17,532)     6,525
       Deferred income taxes................................     6,395     11,375     (2,887)
                                                              --------   --------   --------
          Total adjustments.................................    23,560      9,432     33,778
                                                              --------   --------   --------
          Net cash provided by operating activities.........    47,694     34,760     37,488
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................    (6,581)   (37,937)   (11,433)
  Decrease in long-term notes receivable....................        --      2,043        334
                                                              --------   --------   --------
          Net cash used in investing activities.............    (6,581)   (35,894)   (11,099)
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments under capital lease obligations........      (269)        --         --
  Cash overdrafts...........................................    (1,357)    10,047         --
  Dividends paid............................................   (38,000)    (9,500)   (21,300)
                                                              --------   --------   --------
          Net cash used in financing activities.............   (39,626)       547    (21,300)
                                                              --------   --------   --------
Effect of exchange rate changes on cash.....................    (1,487)       587         --
                                                              --------   --------   --------
Net increase in cash and cash equivalents...................        --         --      5,089
Cash and cash equivalents, beginning of year................        --         --     (5,089)
                                                              --------   --------   --------
Cash and cash equivalents, end of year......................  $     --   $     --   $     --
                                                              ========   ========   ========
Supplemental disclosures of cash flow information:
Cash paid during the year for interest......................  $    105   $     --   $     --
                                                              ========   ========   ========
Non-cash investing activities:
  During 1997, Solutions entered into capital lease arrangements totaling $3,022.

    The accompanying notes are an integral part of the financial statements.

                          AT&T SOLUTIONS CUSTOMER CARE
                         NOTES TO FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

1. ORGANIZATION:

     AT&T Solutions Customer Care (Solutions) is the customer care business of American Telephone and Telegraph Company (AT&T) that includes American Transtech, Inc. (Transtech), a wholly owned subsidiary of AT&T, and the Canadian customer care business of AT&T. Solutions provides customer care and employee care teleservices to AT&T and other Global 2000 companies. These financial statements consist of the accounts of Transtech and the assets, liabilities and operations of the Canadian customer care business of AT&T.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF PRESENTATION -- The financial statements reflect the financial position, results of operations, changes in shareowner's investment and cash flows of Solutions, as if Solutions were a separate entity for all periods presented. The financial statements have been prepared using the historical basis in the assets and liabilities and historical results of operations related to Solutions.

     AT&T uses a centralized approach to cash management and the financing of its operations. As a result, cash and cash equivalents and debt were not allocated to Solutions in the financial statements. Solution's financing requirements are represented by cash transactions with AT&T and are reflected in the "Amounts due from AT&T" account. Assets and liabilities of AT&T relating to certain employee benefits have not been allocated to Solutions. However, AT&T charges Solutions, and other AT&T subsidiaries, their allocated share of the annual expenses related to these employee benefits. Activity in the Amounts due from AT&T account relates to net cash flows of Solutions as well as changes in the assets and liabilities not allocated to Solutions.

     General corporate overhead related to AT&T's corporate headquarters and common support functions has been allocated to Solutions, to the extent such amounts are applicable to Solutions, based on the ratio of Solutions' external costs and expenses to AT&T's external costs and expenses. Management believes these allocations are reasonable. However, the costs of these services charged to Solutions are not necessarily indicative of the costs that would have been incurred if Solutions had performed these functions as a stand-alone entity.

     The financial information included herein may not necessarily reflect the financial position, results of operations, changes in shareowner's investment and cash flows of Solutions in the future or amounts that would have been reported had it been a separate, stand-alone entity during the periods presented.

     CASH -- Solutions places its cash with what it believes to be high credit quality institutions. At times, such deposits may be in excess of the Federal Deposit Insurance Corporation limit.

     REVENUE RECOGNITION -- Solutions recognizes revenue as services are performed.

     PROPERTY AND EQUIPMENT -- Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Maintenance and repair costs are expensed as incurred. Equipment under capital leases is recorded at the present value of minimum lease payments. Amortization is calculated on a straight-line basis over the lease term. For property and equipment retired or sold, the gain or loss is recognized in other income.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

     INCOME TAXES -- Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities as measured by the enacted tax

                          AT&T SOLUTIONS CUSTOMER CARE
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

rates which will be in effect when these differences reverse. A deferred tax valuation allowance is established if it is more likely than not that all or a portion of Solutions' deferred tax assets will not be realized.

     DIVIDEND POLICY -- Dividend amounts may be reduced to preserve or build up a retained earnings level of 5% of total equity. Regular dividends are declared and payable within 45 days of the end of the corresponding net income reporting period. In general, dividend payments will be made annually, based on annual actual net income. However, if the annual budgeted net income exceeds a threshold of $200, dividend payments that year will be made quarterly, based on quarterly actual net income.

     SOFTWARE DEVELOPMENT COSTS -- Research and development expenditures are charged to expense as incurred. Development costs of software are capitalized and recorded in property and equipment. Amortization of the capitalized amounts is computed on a product-by-product basis using the straight-line method over the remaining estimated economic life of the product, generally not exceeding four years. At December 31, 1997 and 1996 the cost of capitalized software was $6,273 and $6,273, respectively. Accumulated amortization was $5,234 and $4,196 as of December 31, 1997 and 1996, respectively.

     CURRENCY TRANSLATION -- Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated to U.S. dollars at year-end exchange rates. Translation adjustments are accumulated and reflected as a separate component of shareowner's investment. Revenue and expenses are translated monthly using the exchange rate on the last day of the month.

3. INCOME TAXES:

     Deferred income tax liabilities represent federal and state income taxes the Company expects to pay in future periods. Similarly, deferred tax assets are recorded for expected reductions in income taxes payable in future periods. Deferred income taxes arise because of differences in the book and tax bases of certain assets and liabilities, primarily the allowance for credit losses.

     The following table shows the principal reasons for the difference between the effective tax rate and the United States federal statutory income tax rate (in thousands):

                                                             1997      1996      1995
                                                            -------   -------   ------
Federal income tax at statutory rate of 35%...............  $13,766   $14,480   $2,166
State income taxes, net of federal income tax effect......    1,363     1,434      215
Other.....................................................       69       130       98
                                                            -------   -------   ------
                                                            $15,198   $16,044   $2,479
                                                            =======   =======   ======
Effective income tax rate.................................    39%       39%      40%
                                                            =======   =======   ======

     The provision for income taxes consists of the following (in thousands):

                                                             1997      1996      1995
                                                            -------   -------   ------
Currently payable:
Federal...................................................  $ 7,582   $ 4,023   $4,622
State.....................................................    1,220       647      744
                                                            -------   -------   ------
                                                              8,802     4,670    5,366
Deferred federal and state provision......................    6,396    11,374   (2,887)
                                                            -------   -------   ------
Provision for income taxes................................  $15,198   $16,044   $2,479
                                                            =======   =======   ======

                          AT&T SOLUTIONS CUSTOMER CARE
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

The amounts of the net deferred tax assets and liabilities at December 31 are as follows (in thousands):

                                                            1997       1996
                                                           -------   --------
Allowance and reserves...................................  $  (789)  $ (4,930)
Property and equipment...................................   16,903     14,649
                                                           -------   --------
Deferred income tax liabilities, net.....................  $16,114   $  9,719
                                                           =======   ========

     The Company's operations are included in AT&T's consolidated tax return. Under a tax-sharing arrangement between AT&T and its affiliates, the amount of tax due AT&T is based on the contribution each company makes to AT&T's consolidated taxable income as if it was a stand-alone company. The current liability is netted against amounts due from AT&T.

     A valuation allowance against deferred tax assets must be recorded if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 1997 and 1996.

4. PROPERTY AND EQUIPMENT:

     Details of property and equipment at December 31 are as follows (in thousands):

                                                              1997      1996
                                                            --------   -------
Machinery, electronic and other equipment.................  $106,321   $99,720
Computer software development cost........................     6,273     6,273
Furniture and fixtures....................................    20,069    19,226
Land and improvements.....................................     4,670     4,670
Buildings and leasehold improvements......................    47,229    45,070
                                                            --------   -------
                                                             184,562   174,959
Less: Accumulated depreciation and amortization...........   (97,351)  (89,478)
                                                            --------   -------
Property and equipment, net...............................  $ 87,211   $85,481
                                                            ========   =======

5. LEASE COMMITMENTS:

     Solutions leases certain facilities and equipment used in its operations under noncancelable leases which expire at various dates through December 31, 2008.

     Solutions also leases its office building in Jacksonville, Florida; Ft. Lauderdale, Florida; Tucson, Arizona; San Jose, California; Jacksonville, North Carolina; Chattanooga, Tennessee; Lubbock, Texas; Killeen, Texas; Willowdale, Ontario Canada; and Nova Scotia, Canada, under noncancelable operating leases expiring through December 31, 2008.

                          AT&T SOLUTIONS CUSTOMER CARE
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

     At December 31, 1997, the total minimum rental commitments under noncancelable leases were as follows (in thousands):

                                                             CAPITAL   OPERATING
                                                             LEASES     LEASES
                                                             -------   ---------
1998.......................................................  $   447    $11,854
1999.......................................................      447     12,453
2000.......................................................      447     10,574
2001.......................................................      447      7,728
2002.......................................................      447      6,734
Thereafter.................................................    2,016     22,296
                                                             -------    -------
          Total minimum lease payments.....................    4,251    $71,639
                                                                        =======
Amounts representing interest..............................   (1,498)
                                                             -------
Present value of net minimum lease payment.................  $ 2,753
                                                             =======

     Total rental expense recorded under noncancelable operating leases was $18,376, $15,580 and $13,891 in 1997, 1996 and 1995, respectively. Total lease payments made under capital lease obligations were approximately $269, $0 and $0 in 1997, 1996 and 1995, respectively.

6. TRANSACTIONS WITH AT&T AND AT&T SUBSIDIARIES:

     AT&T and AT&T subsidiaries provided approximately 69%, 71% and 74% in 1997, 1996 and 1995, respectively, of Solutions' total operating revenues primarily through customer care and employee care teleservices. Allocated operating expenses to Solutions from AT&T and AT&T subsidiaries were approximately 7%, 7%, and 3% of total operating expenses in 1997, 1996 and 1995, respectively. Those allocated operating expenses were for telecommunication services, property management and office rental, employee benefits and purchasing services.

7. CONTINGENCIES:

     With respect to lawsuits, proceedings and other claims pending at year-end, it is the opinion of management, based upon the advice of counsel, that after final disposition, any monetary liability or financial impact to Solutions beyond that provided at year-end would not be material to its financial position or results of operations.

8. SALE OF AT&T SOLUTIONS CUSTOMER CARE:

     Effective February 28, 1998, AT&T sold all of the shares of Solutions to MATRIXX Marketing Inc. (MATRIXX), a subsidiary of Cincinnati Bell Inc.

9. EMPLOYEE BENEFIT PLANS:

     The following employee benefit plans represent the plans sponsored by AT&T at December 31, 1997:

     PENSION PLAN -- The Company's employees participate in a noncontributory defined benefit pension plan sponsored by AT&T. Benefits for management employees are principally based on career-average pay while benefits for occupational employees are not directly related to pay. Pension contributions are principally determined using the aggregate cost method and are primarily made to trust funds held for the sole benefit of plan participants. The Company is allocated its portion of the expense annually. Information regarding the portion of the plan attributable to the Company is not available.

                          AT&T SOLUTIONS CUSTOMER CARE
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

     SAVINGS PLANS -- The Company, through AT&T, sponsors savings plans for the majority of employees. The plans allow employees to contribute a portion of their pretax and/or after-tax income in accordance with specified guidelines. AT&T matches a percentage of the employee contributions up to certain limits. The Company is allocated its portion of the expense annually. Information regarding the portion of the plan attributable to the Company is not available.

     POSTRETIREMENT BENEFITS -- The Company, through AT&T, provides postretirement benefits including health care benefits, life insurance coverage and telephone concessions for certain of its employees. The Company is allocated its portion of the expense annually. Information regarding the portion of the plan attributable to the Company is not available.

     POSTEMPLOYMENT BENEFITS -- The Company, through AT&T, provides estimated future postemployment benefits, including separation payments, during the years employees are working and accumulating these benefits, and for disability payments when the disabilities occur for certain of its employees. AT&T has recognized an accumulated liability, however, the Company is allocated its portion of the expense annually.

10. BUSINESS RESTRUCTURING:

     In the fourth quarter of 1995, AT&T approved a restructuring plan for Solutions. The restructuring plan resulted in the reorganization of management functions at certain operating divisions and facilities. Solutions recorded a special charge which reduced net income by $22,300. The charge included $11,500 in non-cash property and equipment write-downs related to certain operating facilities and $10,800 in severance pay under existing severance plans. All charges were paid during 1996.

11. AMOUNTS DUE FROM AT&T:

     The amounts due from AT&T for the years 1997, 1996 and 1995 are as follows:

                                                        1997        1996        1995
                                                      ---------   ---------   ---------
Inter entity revenues...............................  $ 288,107   $ 267,541   $ 250,440
Inter entity expenses...............................    (38,670)    (43,783)    (57,842)
Income taxes due to parent..........................    (18,838)    (10,035)     (5,366)
Net cash received...................................   (206,503)   (181,733)   (161,335)
                                                      ---------   ---------   ---------
                                                      $  24,096   $  31,990   $  25,897
                                                      =========   =========   =========

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and NYSE listing (entry) fee. All of the expenses below will be paid by the Company.

ITEM                                                           AMOUNT
----                                                          --------
Securities Act Registration fee.............................  $  *
NYSE listing (entry) fees...................................     *
Blue Sky qualification fees and expenses....................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Transfer agent and registrar fees...........................     *
Directors and officers insurance............................     *
Miscellaneous...............................................     *
          Total.............................................  $  *

---------------

* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     There are no provisions in the Articles by which an officer or director may be indemnified against any liability which he or she may incur in his or her capacity as such. However, the Company has indemnification provisions in its Regulations which provide the Company will, to the full extent permitted by Ohio law, indemnify all persons whom it may indemnify under such law.

     Reference is made to Section 1701.13(E) of the Ohio Revised Code which provides for indemnification of directors and officers in certain circumstances.

     The foregoing references are necessarily subject to the complete text of the Regulations and the statute referred to above and are qualified in their entirety by reference thereto.

     Liability insurance for its directors and officers for certain losses arising from certain claims and charges, including claims and charges under the Securities Act, which may be made against such persons while acting in their capacities as directors and officers of the Company, is provided until the Distribution under a CBI insurance policy as a result of the Company being a subsidiary of CBI. After the Distribution, the Company intends to obtain and provide comparable liability insurance for its directors and officers.

     The Underwriting Agreement, the form of which is filed as Exhibit 1 to the Registration Statement, provides for the indemnification of the directors and officers of the Company against certain liabilities, including liabilities arising under the Securities Act.

     The above discussion of the Articles, Regulations, Underwriting Agreement and Section 1701.13(E) of the Ohio Revised Code is not intended to be exhaustive and is respectively qualified in its entirety by the Articles, Regulations, Underwriting Agreement and such statute.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     In connection with its incorporation and organization, on May 8, 1998 the Company issued 100 Common Shares to CBI in consideration of a cash payment of $100.00. Based on the relationship between the Company and CBI and other factors, the Company believes that this issuance was exempt from registration under Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

     The following Exhibits are attached hereto and incorporated herein by reference.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
    1     Form of Underwriting Agreement.*
  3.1     Form of Amended Articles of Incorporation of the Company.*
  3.2     Form of Regulations of the Company.*
    4     Form of the Company's Common Share certificate.*
    5     Opinion regarding legality of shares being registered.*
 10.1     Plan of Reorganization and Distribution Agreement by and
          between the Company and CBI, dated as of           , 1998.*
 10.2     Employee Benefits Agreement by and between the Company and
          CBI, dated as of           , 1998.*
 10.3     Services Agreement by and between the Company and CBI, dated
          as of           , 1998.*
 10.4     Tax Separation and Allocation Agreement by and between the
          Company and CBI, dated as of           , 1998.*
 10.5     1998 Long Term Incentive Plan.*
   21     Subsidiaries of the Company.*
 23.1     Consent of Coopers & Lybrand L.L.P.+
 23.2     Consent of Coopers & Lybrand L.L.P.+
 23.3     Consent of Frost & Jacobs*
 24.1     Powers of Attorney+
   27     Financial Data Schedule.+

---------------
+ Filed herewith
* To be filed by amendment

     (b) Financial Statement Schedule

           Schedule II--Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

                                  UNDERTAKINGS

     The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective;

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned Registrant hereby undertakes to provide the underwriters at the closing as specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cincinnati, State of Ohio, on the 26th day of May, 1998.

                                          CONVERGYS CORPORATION

                                          By: /s/ JAMES F. ORR
                                            ------------------------------------
                                            James F. Orr
                                            President and Chief Executive
                                              Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on the 26th day of May, 1998 by the following persons in the capacities indicated.

               SIGNATURE
               ---------

/s/ JAMES F. ORR                               Principal Executive Officer; President,
---------------------------------------        Chief Executive Officer
James F. Orr                                   and Director

/s/ BRIAN C. HENRY                             Principal Financial Officer
---------------------------------------        and Principal Accounting Officer;
Brian C. Henry                                 Chief Financial Officer

/s/ CHARLES S. MECHEM, JR.*                    Chairman of the Board
---------------------------------------        and Director
Charles S. Mechem Jr.

/s/ JOHN F. BARRETT*                           Director
---------------------------------------
John F. Barrett

/s/ JUDITH G. BOYNTON*                         Director
---------------------------------------
Judith G. Boynton

/s/ ROGER L. HOWE*                             Director
---------------------------------------
Roger L. Howe

/s/ STEVEN C. MASON*                           Director
---------------------------------------
Steven C. Mason

/s/ BRIAN H. ROWE*                             Director
---------------------------------------
Brian H. Rowe

                                               * /s/ WILLIAM D. BASKETT III
                                                 -------------------------------------
                                                 William D. Baskett III,
                                                   as attorney-in-fact

REPORT OF INDEPENDENT ACCOUNTANTS
ON FINANCIAL STATEMENT SCHEDULE

To the Shareowner of Convergys Corporation:

In connection with our audits of the consolidated financial statements of Convergys Corporation as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 16 herein.

In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

Coopers & Lybrand L.L.P.

Cincinnati, Ohio
May 18, 1998

                                                                     SCHEDULE II

                                   CONVERGYS
               SCHEDULE II  --  VALUATION AND QUALIFYING ACCOUNTS
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS
                                      AND
                     DEFERRED TAX ASSET VALUATION ALLOWANCE
                             (MILLIONS OF DOLLARS)

                  COL. A                      COL. B            COL. C              COL. D       COL. E
                  ------                    ----------   ---------------------    ----------    ---------
                                                               ADDITIONS
                                                         ---------------------
                                                            (1)         (2)
                                            BALANCE AT                CHARGED                    BALANCE
                                            BEGINNING    CHARGED TO   TO OTHER                   AT END
               DESCRIPTION                  OF PERIOD     EXPENSES    ACCOUNTS    DEDUCTIONS    OF PERIOD
------------------------------------------  ----------   ----------   --------    ----------    ---------
Year 1997.................................    $27.5         $4.5       $  .5(a)      $5.1(b)      $27.4
Year 1996.................................    $34.6         $1.7       $(5.6)(a)     $3.2(b)      $27.5
Year 1995.................................    $30.2         $5.8       $ 1.2(a)      $2.6(b)      $34.6

---------------

(a) Includes amounts previously written off which were credited directly to this account when recovered and other adjustments.

(b) Primarily includes amounts written off as uncollectible.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (SUBJECT TO COMPLETION)[ALTERNATE]
ISSUED                   , 1998

                                                SHARES

                             CONVERGYS CORPORATION
                                 COMMON SHARES
                            ------------------------

  All of the common shares, without par value (the "Common Shares"), are being offered by the Company, which is currently a wholly owned subsidiary of
  Cincinnati Bell Inc. ("CBI"). Of the           Common Shares offered hereby,
           Common Shares are being offered initially outside the United States
 and Canada by the International Underwriters, and           Common Shares are
      being offered initially in the United States and Canada by the U. S. Underwriters. See "Underwriters." Prior to the Offering, there has been no public market for the Common Shares. It is currently estimated that the initial
 public offering price will be between $          and $          per share. See
  "Underwriters" for a discussion of the factors considered in determining the initial public offering price.
      After the Offering, CBI will own approximately      % (     % if the
Underwriters exercise their over-allotment option in full) of the Common Shares. CBI has announced its intention, subject to satisfaction of certain conditions, to divest its ownership interest within six months following the Offering by means of a tax-free distribution to its Shareholders. See "Relationship Between the Company and CBI."
                            ------------------------
    Application will be made to list the Common Shares on the New York Stock
                        Exchange under the symbol "CVG."
                            ------------------------

             SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                           PRICE $            A SHARE
                            ------------------------

                                                                         UNDERWRITING
                                                PRICE TO                DISCOUNTS AND                  PROCEEDS
                                                 PUBLIC                 COMMISSIONS(1)               TO COMPANY(2)
                                                --------                --------------               -------------
Per Share..............................            $                         $                             $
Total(3)...............................       $                           $                            $

------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
    (2) Before deducting expenses payable by the Company estimated at $        .
    (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional Common Shares at the price to public less
        underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and
        commissions and proceeds to the Company will be $        , $        ,
        and $        , respectively. See "Underwriters."
                            ------------------------

     The Common Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that delivery of the Common Shares will be made on or about
              , 1998 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER                    SALOMON SMITH BARNEY INTERNATIONAL

MERRILL LYNCH INTERNATIONAL
                    BA ROBERTSON STEPHENS INTERNATIONAL LIMITED
                                      BEAR, STEARNS INTERNATIONAL LIMITED

              , 1998